Exhibit 10.3

Execution Copy

LICENSE AGREEMENT

This License Agreement (the “Agreement”) is entered into this 20th day of September 2013 (the “Effective Date”) by and between Phyxius Pharma Inc., a company incorporated under the laws of State of Delaware (“Licensee”) and Orion Corporation, a company incorporated under the laws of Finland (“Orion”). Licensee and Orion may each be referred to in this Agreement individually as a “Party” and collectively as the “Parties”.

BACKGROUND

A.         Orion owns and controls certain patent rights and proprietary information with respect to Levosimendan and the Product.

B.         Orion desires to license certain rights to Licensee for the Development and Commercialization of the Product for use in the Field in the Territory as more particularly described in, and subject to, the terms and conditions set forth in this Agreement.

C.         Licensee desires to obtain such license under Orion’s patent rights and proprietary information with respect to the Product.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1. “Affiliate(s)” means, with respect to either Party, any Person that directly or indirectly through one or more Affiliates controls, is controlled by or is under common control with such Party. For the purposes of this definition, “control” means the ownership of greater than fifty percent (50%) of the shares or such other arrangement as constitutes the direct or indirect ability to direct the management, affairs or actions of such Person.

1.2. “Annual Net Sales” means the total and aggregate Net Sales achieved during any given Calendar Year.

1.3. “Breaching Party” has the meaning ascribed to such term in Section 16.3.

1.4. “Calendar Year” means each successive period of twelve (12) consecutive calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year of the Term shall commence on the Effective Date and end on December 31, 2013, and the last Calendar Year of the Term shall commence on January 1 of the Calendar Year in which the Term ends and end on the last day of the Term.

1.5. “Change of Control” means the occurrence of any of the following events: (i) any Person, or Persons acting in concert, becoming the beneficial owner of more than fifty percent (50%) of the stock (or other ownership interest) or voting rights thereunder of Licensee; or (ii) any Person, or Persons acting in concert, acquiring the capability of electing the majority of the Board of Directors (or other governing body) of Licensee. For the purposes of this definition, “acting in concert” means a group of Persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate to obtain or consolidate control of Licensee.
_____________________

[***]  Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

1.6. “Commercialization” means any and all activities directed to the commercialization of the Product for use in the Field in the Territory, including pre-launch and post-launch marketing, promoting, distributing, offering for sale and selling the Product in the Field in the Territory. When used as a verb, “Commercialize” means to engage in Commercialization.

1.7. “Competing Product” means any pharmaceutical product intended for the same indication or indications for which the Product is approved, containing Levosimendan as an active pharmaceutical ingredient, other than the Product.

1.8. “Confidential Information” means any and all proprietary or otherwise confidential business, commercial, financial, technical or other information, know-how and data, regardless of whether any of the foregoing are marked “confidential” or “proprietary” or communicated in oral, written, graphic, electronic, or any other form.

1.9. “Development” means any and all pre-clinical and clinical development activities reasonably related to the submission of information to a Regulatory Authority and other activities related to obtaining Regulatory Approval for the Product in the Field in the Territory, but excluding Commercialization activities. When used as a verb, “Develop” means to engage in Development.

1.10.  “Disclosing Party” has the meaning ascribed to such term in Section 14.1.

1.11. “FDA” means the United States Food and Drug Administration or any successor agency thereof.

1.12. “Field” means the use of the Product for any and all therapeutic, diagnostic, preventative, disease management and other uses in humans.

1.13. “First Commercial Sale” means the first arm’s length transaction, transfer, or disposition for value to a Third Party of the Product by or on behalf of Licensee or its Sub licensee in the Territory after Regulatory Approval has been granted.

1.14. “Force Majeure Event” has the meaning ascribed to such term in Section 17.2.

1.15. “GAAP” means generally accepted accounting principles in the United States, as consistently applied by Licensee.

1.16. “Generic Competition” means, on a country-by-country basis, that one or more Third Parties sell one or more Generic Products in a given country of the Territory and that the unit sales of Generic Product(s) exceed fifty percent (50%) of the total unit sales of the Product and all Generic Products in such country.

1.17. “Generic Product” means any pharmaceutical product, other than the Product, that (i) contains Levosimendan as an active pharmaceutical ingredient; (ii) is intended for the same indication or indications for which the Product is approved; (iii) is pharmaceutical equivalent with respect to the Product; and (iv) could not have been sold or with respect to which a license would have been required to be obtained from Orion, if patent or other exclusivity rights covering the Product would have been in full force and effect.

1.18. “IND” means an Investigational New Drug application filed with the FDA seeking approval to conduct human clinical investigations. References herein to an IND shall include, to the extent applicable, any comparable filing(s) in the Territory outside the United States.

1.19. “Indemnified Party” has the meaning ascribed to such term in Section 15.3.

1.20. “Indemnifying Party” has the meaning ascribed to such term in Section 15.3.

1.21. “Levosimendan” means (-)(R)-[[4-(1,4,5,6-tetrahydro-4-methyl-6-oxo-3-pyridazinyl)phenyl]-hydrazono]propanedinitrile.

1.22. “Licensee Clinical Data” has the meaning ascribed to such term in Section 7.6

1.23. “Licensee Grant-Back Patents” has the meaning ascribed to such term in Section 7.6

1.24. “Licensee Indemnities” has the meaning ascribed to such term in Section 15.3.

1.25. “Licensee Loss” has the meaning ascribed to such term in Section 15.3.

1.26. “Line Extension Products” means new developments of the Product, for instance, as to the formulation, presentation, means of delivery, route of administration, dosage or indication (whether or not patented or patentable).

1.27. “NDA” means a New Drug Application filed with the FDA seeking approval to market, sell, and use the Product in the Field in the United States. References herein to an NDA shall include, to the extent applicable, any comparable filing(s) in the Territory outside the United Sates.

1.28. “Net Sales” means the gross amounts invoiced for sales of the Product in the Territory by Licensee and its Sublicensees to Third Parties, less the following deductions (specifically excluding any royalty payments made by Licensee to Orion hereunder and all payments made by Licensee to Orion under the Supply Agreement - Commercial), in each case in accordance with the GAAP, related specifically to the Product, actually allowed and taken by such Third Party, and not otherwise recovered by or reimbursed to Licensee or its Sublicensees:

(a)	normal and customary trade, quantity or cash discounts actually allowed (other than discounts granted at the time of invoicing and already included in the gross amount invoiced);

(b)	refunds, rebates, wholesaler charge backs and retroactive price adjustments actually allowed or paid;

(c)	amounts repaid or credited by reason of rejections, returns or recalls of the Product;

(d)	taxes on sales (such as value added, sales or use taxes), but not including taxes assessed against the income derived from such sales;

(e)	custom duties and import fees levied against and payable by Licensee directly on account of the importation of the Product into the Territory;

(f)	freight, insurance and other transportation charges to the extent added to the sale price and set forth separately as such in the gross amount invoiced; and

(g)	similar deductions as Licensee can reasonably demonstrate are or have become customary in the pharmaceutical industry.

1.29. “Non-Breaching Party” has the meaning ascribed to such term in Section 15.3.

1.30. “Orion Indemnitees” has the meaning ascribed to such term in Section 15.3.

1.31. “Orion Loss” has the meaning ascribed to such term in Section 15.3.

1.32. “Orion Proprietary Information” means any and all Confidential Information related to the human use of Levosimendan and/or the Product which (i) Orion owns or controls on the Effective Date or at any time during the Term; (ii) Orion has the right to disclose and license (it being understood that the limitation in this clause (ii) shall only apply to such Confidential Information that is not material to the Product); and (iii) is necessary or useful for Licensee to practice the licenses granted to it hereunder.

1.33. “Orion Patent Rights” means any and all patents and patent applications in the Territory directed or related to Levosimendan or the Product that Orion own or control on the Effective Date or at any time during the Term. The Orion Patent Rights in existence on the Effective Date are set forth on Exhibit A.

1.34. “Patent Term Extension” has the meaning ascribed to such term in Section 10.3

1.35. “Payments” has the meaning ascribed to such term in Section 5.1.

1.36. “Person” means (as the context requires) an individual, corporation, partnership, association, trust, limited liability company, or other entity or organization.

1.37. “Pricing Approval” means any and all pricing approvals, licenses, registrations or authorizations of any Regulatory Authority necessary to Commercialize the Product in the Field in the Territory.

1.38. “Product” means the pharmaceutical product containing Levosimendan as an active pharmaceutical ingredient and intended for human use or administration in a hospital or critical care setting (i.e., 2.5 mg/ml concentrate for solution for infusion / 5ml vial).

1.39. “Product Trademark” means Simdax® or any other trademark selected by the Parties, registered or registerable and owned by Orion to be used for the Product in the Territory.

1.40. “Receiving Party” has the meaning ascribed to such term in Section 15.3.

1.41. “Sales Level Estimate” means Licensee’s good faith forecast of its projected Net Sales of the Product in the Territory for the relevant Sales Year.

1.42. “Sales Year” means the twelve (12) months’ period commencing on the first day of the first calendar month following the First Commercial Sale and each subsequent twelve (12) months’ period thereafter.

1.43. “sNDA” means a supplemental New Drug Application based on a NDA filed and approved by the FDA . References herein to a sNDA shall include, to the extent applicable, any comparable filing(s) in the Territory outside the United Sates.

1.44. “Study” means the human clinical trial using the Product and studying reduction in morbidity and mortality of cardiac surgery patients at risk of low cardiac output syndrome (LCOS) as described in the Study Protocol, to be conducted by or on behalf of Licensee.

1.45. “Study Protocol” means the written clinical study protocol created by Licensee, and discussed and agreed with the FDA, as set forth on Exhibit B.

1.46. “Sublicensee” has the meaning ascribed to such term in Section 2.2.

1.47. “Supply Agreement – Commercial” means the agreement to be entered into between Orion and Licensee, under which the Parties shall address issues related to the supply of commercial quantities of the Product to Licensee by Orion (or its nominee).

1.48. “Supply Agreement – Development” means the agreement to be entered into between Orion and Licensee, under which the Parties shall address issues related to the supply of developmental quantities of the Product to Licensee by Orion (or its nominee).

1.46. “Term” has the meaning ascribed to such term in Section 16.1.

1.47. “Territory” means the United States of America and Canada, and their respective territories, commonwealths and possessions.

1.48. “Third Party Claim” has the meaning ascribed to such term in Section 15.3.

1.49. “Regulatory Approval” means any and all registrations, licenses, authorizations and approvals of any Regulatory Authority necessary to Develop and/or Commercialize the Product for use in the Field in the Territory (including, without limitation, all Pricing Approvals).

1.50. “Regulatory Authority” means, with respect to any particular country in the Territory, any governmental authority, body, commission, agency or other instrumentality of such country regulating or otherwise exercising authority over the Development and/or Commercialization of the Product in such country of the Territory.

1.51. “Third Party” means any Person other than Licensee and Orion and their respective Affiliates.

1.52. “Regulatory Approval” means any and all registrations, licenses, authorizations and approvals of any Regulatory Authority necessary to Develop and/or Commercialize the Product for use in the Field in the Territory (including, without limitation, all Pricing Approvals).

1.53. “Regulatory Authority” means, with respect to any particular country in the Territory, any governmental authority, body, commission, agency or other instrumentality of such country regulating or otherwise exercising authority over the Development and/or Commercialization of the Product in such country of the Territory.

1.54. “Third Party” means any Person other than Licensee and Orion and their respective Affiliates.

2.	LICENSE GRANTS

2.1 Development and Commercialization Licenses. Subject to the terms and conditions of this Agreement, Orion hereby grants to Licensee under the Orion Patent Rights and Orion Proprietary Information during the Term (and thereafter, subject to the terms and conditions of this Agreement):

(a)
an exclusive right and license, with the right to grant sublicenses subject to Section 2.2, to conduct Development in support of obtaining Regulatory Approval for the Product in the Field in the Territory; and

(b)	an exclusive right and license, with the right to grant sublicenses subject to Section 2.2, to Commercialize the Product in the Field in the Territory.

2.2 Right to Sublicense. Subject to the terms and conditions of this Agreement, Licensee shall have the right to grant sublicenses in the Territory under the licenses and rights granted by Orion under Section 2.1 to any Affiliate or Third Party (each a “Sublicensee”); provided that (i) Licensee enters into a written sublicense agreement with each such Sublicensee that is consistent with the terms and conditions of this Agreement; (ii) Licensee shall not be relieved of its obligations pursuant to this Agreement as a result of such sublicense; and (iii) in the case where the Sublicensee is a Third Party, Orion has granted its prior written consent to such sublicense, which consent shall not be unreasonably withheld, conditioned or delayed. If this Agreement terminates for any reason, any Sublicensee shall, from the effective date of such terminate, become a direct licensee of Orion; provided, however, that Orion’s obligation(s) to such Sublicensee are not greater than Orion’s obligations to Licensee under this Agreement, and provided further that such Sublicensee is not in breach of its sublicense agreement and such Sublicensee agrees in writing to comply with all of the terms of this Agreement and assumes the responsibilities of Licensee hereunder.

2.3 License to the Product Trademark. The Product shall be Commercialized in the Territory under the Product Trademark. Subject to and in accordance with the terms and conditions of this Agreement, during the Term, Orion hereby grants to Licensee an exclusive license, with the right to sublicense subject to Section 2.2, to use and display the Product Trademark in the Territory solely in connection with the performance by Licensee of its Development and Commercialization obligations with respect to the Product in the Territory. Licensee acknowledges that nothing in this Agreement shall give it any right, title or interest in or to the Product Trademark other than the limited license granted herein for the duration of the Term.

2.4 Retention of Rights. All rights not specifically granted to Licensee under this Agreement are expressly reserved and retained by Orion. Without limiting the generality of any of the foregoing, it is expressly understood and agreed that (i) Orion retains all rights under the Orion Patent Rights and Orion Proprietary Information outside the Territory; and (ii) the grant of rights to Licensee under this Agreement excludes any rights whatsoever for Licensee to manufacture or have manufactured the Product.

2.5 Line Extension Products. If Orion develops any Line Extension Product during the Term, Licensee shall have a right of first refusal to Commercialize each such Line Extension Product in the Territory in accordance with and subject to the terms of this Section 2.5. Orion shall notify Licensee in writing of any Line Extension Product and commercial terms thereof, and provide Licensee with information reasonably required to evaluate the proposal. Licensee shall have sixty (60) days from the date of such notice to consider the proposal, by the end of which period Licensee must notify Orion in writing if it is interested in pursuing such proposal for the Line Extension Product described in such proposal. In such event, the Parties shall negotiate in good faith with a view of reaching a mutually acceptable agreement (if any) for such Line Extension Product. If the Parties, despite conducting good faith negotiations, do not finalize and execute a mutually acceptable agreement for such Line Extension Product within one-hundred twenty (120) days after the date of Licensee’s notification of interest (or should Licensee fail to notify Orion of its interest within the above mentioned sixty (60) days’ period), Orion shall be free to commercialize such Line Extension Product in the Territory either itself or through any Third Party on terms materially no less favorable to Orion in the aggregate than those terms last offered by Orion to Licensee. For the avoidance of doubt it is expressly stated that nothing herein shall be deemed as an obligation for Orion to develop any Line Extension Product.

3.	UP-FRONT AND MILESTONE PAYMENTS

3.1 Up-Front Payment. In consideration of Orion entering into this Agreement and the rights granted to Licensee hereunder, Licensee shall pay to Orion a non-refundable up-front payment in the amount of one million US Dollars (USD 1,000,000) within thirty (30) days of Licensee receiving the funding for the Study into its bank account, but in any event at the latest on April 1, 2014.

3.2 Development Milestone Payments. Licensee shall pay to Orion the following non-refundable development milestone payments no later than twenty-eight (28) days after the occurrence of the applicable milestone event:

(a)	two million US Dollars (USD 2,000,000) upon the grant of Regulatory Approval for the Product in the United States of America by the FDA; and

(b)	one million US Dollars (USD 1,000,000) upon the grant of Regulatory Approval for the Product in Canada by the relevant Regulatory Authority.

If Licensee Develops the Product for several indications subsequent to which two (or more) Regulatory Approvals are applied for, each of the above development milestone payments is payable also for each such additional indication; provided, however, that no additional development milestone payments will be due in case Licensee submits a sNDA for an extension of the indication for the Product.

3.3 Commercialization Milestone Payment. Licensee shall pay to Orion the following non-refundable commercialization milestone payments, contingent upon occurrence of the specified event and payable the first time such milestone event is achieved:

(a)	[***] upon the Net Sales in the Territory [***];

(b)	[***] upon the Net Sales in the Territory [***]; and

(c)	[***] upon the Net Sales in the Territory [***].

3.4 Notification. Licensee shall notify Orion in writing of the achievement of the milestones set forth in Section 3.2 within fourteen (14) days after the achievement thereof and of the achievement of the milestone set forth in Section 3.3 within fourteen (14) days after Licensee’s determination of the achievement thereof, but in any event no later than thirty (30) days after the end of the calendar quarter in which such Net Sales milestone is achieved. No later than within fourteen (14) days from the date of such notice, Licensee shall make the applicable milestone payment to Orion.

4.	ROYALTIES

4.1 Royalty Payments on Net Sales in the Territory. Licensee shall pay or cause to be paid to Orion a royalty on Net Sales of the Product in the Territory made by Licensee and its Sublicensees at the following rate:

4.1.1 During the Term:

(a)	[***] of Annual Net Sales of the Product in the Territory during the relevant Calendar Year [***]; and

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[***]  Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

(b)	[***] of Annual Net Sales of the Product in the Territory during the relevant Calendar Year [***].

4.1.2 After the Term, [***] of Net Sales for as long as the Product is sold in the Territory.

4.2 Royalty Reduction. Notwithstanding Section 4.1.1, to the extent there is Generic Competition in any given country of the Territory with respect to the Product during the Term, then the applicable royalty rate according to Section 4.1.1 with respect to such country shall be reduced to [***] of Net Sales. Such reduced royalty rate shall become effective on the first day of the first calendar month following the onset of Generic Competition and shall continue to apply for the remainder of the Term as long as Generic Competition exists (and to the extent Generic Competition ceases to exist, Licensee resumes to pay royalty according to Section 4.1.1 as of the first day of the first calendar month following the cessation of Generic Competition).  In the event Generic Competition occurs in any country of the Territory during the Term, then Orion may elect to convert the license under Section 2.1 to non-exclusive, in which case the applicable royalty rate according to Section 4.1.1 with respect to such country for the remainder of the Term shall be reduced to [***].

4.3 Accrual of Royalties. No royalty shall be due or owing from the use or distribution of the Product in transactions where no consideration is received by Licensee, such as when the Product is used for Development purposes. No royalties shall be payable on sales between Licensee and its Sublicensees, but royalties shall be payable on subsequent sales by any such Sublicensee.

5.	MILESTONE AND ROYALTY REPORTS AND ACCOUNTING

5.1 Reports and Payments.

5.1.1 Royalty Payments and Statements. Commencing on the calendar quarter in which the First Commercial Sale occurs, Licensee shall, within thirty (30) days after the end of each calendar quarter, pay to Orion the total royalties due from Licensee to Orion for such calendar quarter, along with a written report setting forth for such calendar quarter the following information:

(a)
the gross sales and Net Sales of the Product on a country-by-country basis in the Territory in each country’s local currency and in US Dollars (including a detailing of all deductions taken in the calculation of Net Sales);

(b)	the applicable exchange rate to convert from each country’s local currency to US Dollars;

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[***]  Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

(c)	the sales volumes of the Product on a country-by-country basis in the Territory; and

(d)	the calculation of the royalty due from Licensee to Orion under Section 4.1 or 4.2.

5.1.2 Milestone Payments and Statements. Licensee shall notify Orion of the occurrence of each milestone event and shall make milestone payments to Orion as described in Section 3 above.

5.1.3 Taxes. All amounts payable by Licensee to Orion pursuant to this Agreement (the “Payments”) are inclusive of, and shall be made subject to any deduction or withholding for or on account of, any tax required by applicable laws. Licensee shall not be required to gross up any Payments or to pay any additional amounts to account for such deduction or withholding. Orion shall be responsible for paying any and all taxes levied on account of, or measured in whole or in part by reference to, any Payments it receives. If Licensee does deduct or withhold as set forth above, Licensee shall (i) promptly notify Orion of such deduction or withholding; (ii) pay to the relevant authorities the full amount deducted or withheld; and (iii) promptly forward to Orion an official receipt (or certified copy) or other documentation evidencing such payment to such authorities. Orion retains the right to respond to and challenge any such tax.

5.1.4 Currency. All payments required under this Agreement shall be made in US Dollars. For the purpose of computing the Net Sales of the Product in a currency other than US Dollars, such currency shall be converted from local currency to US Dollars at the conversion rate reported in The Wall Street Journal on the last business day of the calendar quarter immediately preceding the applicable calendar quarter. If The Wall Street Journal ceases to be published, then the rate of exchange to be used shall be that reported in such other business publication of national circulation in the United States as the Parties reasonably agree.

5.2 Maintenance of Records; Audits.

5.2.1 Record Keeping. Licensee shall keep and shall cause its Sublicensees to keep complete and accurate books and accounts of record in connection with the sale of the Product in sufficient detail to permit accurate determination of all figures necessary for verification of milestone payments and royalties to be paid hereunder. Licensee shall maintain and shall cause its Sublicensees to maintain such books and accounts of record for a period of at least three (3) years after the end of the period for which they were generated, or longer if required by any law or regulation.

5.2.2 Audits. Upon the written request by Orion, Licensee shall permit an independent accounting firm selected by Orion and reasonably acceptable to Licensee to have access during normal business hours and upon reasonable notice to Licensee to such of the books and accounts of record as may be reasonably necessary to verify the accuracy of the reports provided under Section 5.1. The foregoing audit right shall be limited to one (1) audit per Calendar Year, and the scope of any such audit shall be limited to the current and the preceding two (2) Calendar Years. The accounting firm shall disclose to Orion only whether the reports are correct or incorrect, the specific details concerning any discrepancies and such other information that should properly be contained in any report required under Section 5.1.

5.2.3 Underpayments/Overpayments. If any audit concludes that additional milestone payments or royalties were due by Licensee to Orion, Licensee shall pay to Orion the additional payments within thirty (30) days of the date Licensee receives notice from Orion of such conclusion. If such audit concludes that Licensee overpaid milestone payments or royalties to Orion, Orion shall refund such overpayments to Licensee within thirty (30) days of the date of the conclusion of such audit.

5.2.4 Audit Fees. The fees charged by the independent accounting firm shall be paid by Orion; provided, however, that if an error of five percent (5%) or more in favor of Orion in the payment of the milestone payments or royalties is discovered, then the reasonable fees and expenses of the accounting firm shall be paid by Licensee.

6.	REGULATORY MATTERS

6.1 Regulatory Responsibility. Licensee shall have all regulatory responsibilities under applicable laws, rules and regulations, reporting and otherwise, in connection with the Product in the Territory. Licensee shall be responsible for all cost and expenses associated therewith (including, without limitation, all fees payable to the FDA and other Regulatory Authorities in the Territory). Licensee shall keep Orion reasonably informed of its efforts and activities in seeking, obtaining and maintaining Regulatory Approval for the Product in the Territory.

6.2 Licensee’s Diligence Obligations. Licensee shall be responsible for diligently compiling all NDAs for the Product for the Territory and for having each NDA filed with the relevant Regulatory Authority as promptly as practical after Licensee’s receipt of all data, information and documents necessary to prepare such filing.

6.3 Communications with Regulatory Authorities. Licensee shall be responsible for interfacing, corresponding, communicating and meeting with the FDA and other Regulatory Authorities in the Territory with respect to all matters relating to the Product. However, Orion shall have the right to participate and cooperate in such meetings (and planning therefor), as may be appropriate and reasonable. Licensee shall, and shall cause its Sublicensees to, promptly (and in any event no later than three (3) business days of receipt of such communication) make available to Orion copies of all material correspondence with any Regulatory Authority regarding regulatory warning letters, withdrawal of the Product in the Territory, and correspondence bearing on the safety and efficacy of the Product. Further, Licensee undertakes, upon reasonable request by Orion, to provide Orion with copies of any other correspondence with the Regulatory Authorities in the Territory regarding the Product.

6.4 Additional Information. From and after the Effective Date, Orion shall, at no cost to Licensee, provide Licensee with all information readily available to Orion which Licensee reasonably requests regarding the Development and/or Commercialization of the Product which are required by the FDA and other Regulatory Authorities. To the extent any such information requested by Licensee is not readily available to Orion, the Parties shall discuss in good faith and attempt to agree on how to meet such requirement set forth by the relevant Regulatory Authority.

7.	DEVELOPMENT

7.1 Progress Updates. So long as Development activities are being performed by or on behalf of Licensee, Licensee shall on a calendar quarterly basis inform Orion on the progress thereof. This information shall contain, but is not limited to, any updates regarding the Study.

7.2 Development Activities. Licensee shall exercise commercially reasonable efforts to Develop the Product for use in the Field in the Territory, including, without limitation, the activities set forth in the Study Protocol. Without limiting the generality of any of the foregoing, Licensee shall be solely responsible for funding and completing all clinical studies required in order to obtain and maintain Regulatory Approval for the Product in the Territory. Licensee shall perform its obligations under the Study Protocol and all other Development activities in good scientific manner and in compliance with all applicable laws, rules and regulations.

7.3 Abandonment. In the event Licensee ceases or discontinues Development of the Product in a particular country of the Territory for any reason, provided that such cessation or discontinuation lasts for at least three (3) consecutive months or for a period of at least six (6) months in aggregate and is not due to a Force Majeure Event, then, at Orion’s notice, all rights and licenses granted hereunder by Orion to Licensee with respect to that particular country shall terminate and will be returned to Orion.

7.4 Non-Commencement of the Study. Without limiting the generality of Section 7.3, in the event the Study has not been commenced at the latest by July 31, 2014, then Orion may terminate this Agreement with immediate effect. Such termination by Orion shall be deemed, for purposes of Section 16, to be a termination due to an uncured breach under Section 16.3. For the purpose of this Section, the Study is considered to have been commenced when the first randomized patient enters the Study.

7.5 Licensee’s Development Data. Licensee shall promptly provide Orion with copies of all data, information and documentation made, procured, collected or otherwise generated by or on behalf of Licensee in connection with Development activities (including, without limitation, all clinical study reports and NDAs). Licensee hereby grants to Orion an irrevocable, perpetual, transferable, sublicensable, fully-paid-up, non-exclusive, royalty-free right and license to use or reference such data, information and documentation for any and all purposes not in conflict with the rights granted to Licensee under this Agreement.

7.6 Grant Back of Licensee’s IPR. The Parties acknowledge that as a result of this Agreement, Licensee may (i) generate or have generated clinical trial data relating to the Product (“Licensee Clinical Data”) and (ii) be issued patents covering inventions conceived and reduced to practice by Licensee related to the Product during the course of this Agreement (“Licensee Grant-Back Patents”). Licensee hereby grants to Orion an irrevocable, perpetual, transferable, sublicensable, fully-paid-up, non-exclusive, royalty-free right and license under the Licensee Clinical Data and Licensee Grant-Back Patents for any and all purposes not in conflict with the rights granted to Licensee under this Agreement. Licensee agrees to promptly notify Orion of any Licensee Clinical Data generated and Licensee Grant-Back Patents issued, and shall make available to Orion all Licensee Clinical Data.

7.7 Orion’s Development Data. Orion shall promptly provide Licensee with copies of all data, information and documentation existing on the Effective Date regarding the Product and/or Levosimendan necessary for Licensee to obtain and maintain Regulatory Approval for the Product in the Territory. For the avoidance of doubt it is expressly agreed that Orion shall have no obligation whatsoever (i) to carry out or have carried out any trial or study relating to Levosimendan or the Product whether requested by Licensee or any Regulatory Approval; or (ii) to prepare any data, information or documentation that is not readily available to Orion.

7.8 Supply of Development Quantities of the Product. Orion shall supply to Licensee at no charge reasonable amounts of the Product required by Licensee to conduct, or have conducted, the Study as set forth in more detail in the Supply Agreement – Development. The Supply Agreement – Development shall contain the terms set forth in Exhibit D hereto.

8.	COMMERCIALIZATION

8.1 Diligence Obligations. Without prejudice to the Minimum Net Sales requirement stipulated in Section 8.5, Licensee shall exercise commercially reasonable efforts to Commercialize the Product for use in the Field in the Territory. Licensee shall be responsible for all aspects of Commercializing the Product in the Field in the Territory.

8.2 Launch Obligation. Licensee agrees to launch the Product as promptly as practical following the grant of Regulatory Approval, with the goal of effectuating such launch within six (6) months following the grant of Regulatory Approval, subject to adequate supply of Product and intellectual property matters.

8.3 Stock. Licensee shall, subject to the receipt of adequate supply of Product from Orion under the Supply Agreement – Commercial, continuously maintain an adequate stock of the Product in order to meet normal market demand for the Product in the Territory.

8.4 Abandonment. In the event Licensee ceases or discontinues Commercialization of the Product in a particular country of the Territory for any reason, provided that such cessation or discontinuation lasts for at least three (3) consecutive months or for a period of at least six (6) months in aggregate and is not due to a Force Majeure Event, then, unless Licensee has during such period of time been using commercially reasonable efforts as evidenced by Licensee, at Orion’s notice all rights and licenses granted hereunder by Orion to Licensee with respect to that particular country shall terminate and will be returned to Orion.

8.5 Projected Sales Levels. The Sales Level Estimates for the first five (5) Sales Years shall be discussed, negotiated and agreed upon between the Parties no later than three (3) months after the filing of the NDA for the Product. Such Sales Level Estimates, once agreed, shall be recorded on Exhibit C. The Sales Level Estimate for each following Sales Year thereafter shall be discussed and agreed between the Parties no later than three (3) months prior to the expiry of the fifth (5th) Sales Year or any subsequent Sales Year thereafter.

8.6 Minimum Sales Obligation. Without prejudice to Licensee’s undertaking in Section 8.1 with respect to Commercializing the Product for use in the Field in the Territory, Licensee agrees that, during each Sales Year, a minimum sales level shall be at least sixty percent (60%) of the Sales Level Estimate set for such Sales Year (the “Minimum Net Sales”).

8.7 Failure to Achieve Minimum Net Sales. In the event that the actual Net Sales of the Product in the Territory for any given Sales Year are less than the applicable Minimum Net Sales for that Sales Year other than due to Force Majeure or other reasons beyond the control of Licensee (the “Net Sales Shortfall”), then Licensee shall pay to Orion, sixty (60) days after the end of the applicable Sales Year, a shortfall royalty equal to the applicable royalty percentage (as defined in Section 4.1.1 or 4.2) multiplied by the Net Sales Shortfall. Such payment shall be Orion’s sole remedy for Licensee’s failure to achieve the Minimum Net Sales for a Sales Year.

8.8 Competing Products. Should Licensee commence Dealing with a Competing Product at any time during the Term, Orion shall have the right to terminate this Agreement upon thirty (30) days’ written notice. Such termination by Orion shall be deemed, for purposes of Section 16, to be a termination due to an uncured breach under Section 16.3. In addition, subject to Section 4.2, Orion shall not Deal with a Competing Product in the Territory at any time during the Term.  For purposes of this Section 8.8, “Dealing with a Competing Product” or “Deal with a Competing Product” shall mean, directly or indirectly, selling, promoting, marketing or distributing in the Territory any Competing Product.

8.9 Supply of Commercial Quantities of the Product. Orion shall supply to Licensee its entire requirements for the Product in connection with the Commercialization of the Product in the Territory as stipulated in more detail in the Supply Agreement – Commercial. The Parties shall enter into the Supply Agreement – Commercial on commercially reasonable terms satisfactory to the Parties as promptly as practical after the Effective Date but in any event no later than the filing of the NDA for the Product in any country in the Territory. The transfer price for the Product shall be [***]. The Supply Agreement – Commercial shall contain the terms set forth in Exhibit E hereto.

8.10 Adverse Event Reporting. The Parties shall negotiate in good faith a pharmacovigilance agreement with the intent to enter into such agreement as promptly as practical after the Effective Date.
_____________________________
[***]  Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

9.	PROMOTION AND MARKETING

9.1 Responsibility for Marketing Activities. Licensee shall bear all responsibility with regard to the advertising, promotion and marketing of the Product by or on behalf of Licensee, and with regard to the nature, content and use of all advertising, promotion and marketing materials and the like for the Product which Licensee and/or its Sublicensees use in connection with the marketing, promotion and sale of the Product in the Territory. It shall be Licensee’s responsibility to ensure that all of said materials conform to the legal requirements in the Territory. Upon reasonable request, Licensee shall without undue delay provide Orion with current copies of all advertising, promotion and marketing materials related to the Product. It is expressly understood and agreed that Orion’s review of such materials shall not be deemed a qualification of or otherwise release Licensee of its sole and exclusive responsibility relating to any use of same.

9.2 Inclusion of Orion’s Name on Marketing Materials. Licensee agrees that, to the extent consistent with and subject to regulatory requirements in the Territory, appropriate language shall be included in the advertising, promotion and marketing materials for the Product identifying the Product as being licensed from and manufactured by Orion.

9.3 Annual Sales and Marketing Plan. By the end of September of each Calendar Year, Licensee shall prepare and provide Orion with an annual sales and marketing plan for the following Calendar Year. Such annual sales and marketing plan shall include, at a minimum, the projected sales volumes, and the advertising and promotion budget. Orion shall have the right to review the annual sales and marketing plan and comment on the same.

9.4 Long-term Sales Plan. By the end of March of each Calendar Year, Licensee shall prepare and provide Orion with a five (5) years’ sales plan indicating the forecasted sales for such period. Orion shall have the right to review the long-term sales plan and comment on the same.  Licensee may provide the initial Sales Level Estimate to be recorded on Exhibit C pursuant to Section 8.5 as the first such sales plan.

9.5 Annual Business Review Meeting. By the end of March of each Calendar Year, the Parties shall hold an annual business review meeting where Licensee shall provide information about, inter alia, promotion and marketing activities undertaken by Licensee in the Territory during the preceding Calendar Year, and Orion shall update Licensee generally with respect to Orion’s activities with respect to the Product during the preceding Calendar Year.

10.	Patent Rights

10.1 Orion Patent Rights.

10.1.1 Ownership, Prosecution and Maintenance of the Orion Patent Rights. Orion shall have the right, but not the obligation, at its sole expense, to prosecute any and all patent applications within the Orion Patent Rights, to obtain patents thereon, and to maintain all patents included therein. Such prosecution and maintenance may be performed by outside counsel of Orion’s choosing.

10.1.2 Discontinuation; Abandonment of the Orion Patent Rights. Orion shall have the right to discontinue the prosecution of any patent application, or to abandon any patent, on a country-by-country basis, encompassed within the Orion Patent Rights. If Orion decides to discontinue the prosecution of any patent application or to abandon any patent within the Orion Patent Rights in any country of the Territory, Orion shall inform Licensee at least sixty (60) days prior to such discontinuance and Licensee shall be given the opportunity to prosecute such patent application and/or maintain such patent at its sole risk and expense. Licensee shall advise Orion in writing of its decision regarding the opportunity to prosecute such patent application and/or maintain such patent within thirty (30) days of the date of Orion’s notice and, in the absence of a written decision from Licensee, Orion shall have the right to discontinue or abandon such patent application or patent. In the event Licensee timely elects to prosecute and maintain such patent or patent application, Orion shall, at Licensee’s cost and expense, execute an assignment transferring ownership of such patent or patent application to Licensee in each such country of the Territory.

10.2 Licensee Patent Rights.

10.2.1 Ownership, Prosecution and Maintenance of the Licensee Grant-Back Patents. Subject to Section 10.2.2, Licensee shall have the right, but not the obligation, at its sole expense, to prosecute and maintain any and all Licensee Grant-Back Patents. Such prosecution and maintenance may be performed by outside counsel of Licensee’s choosing. Licensee shall keep Orion informed of the progress regarding the prosecution of each patent application included within the Licensee Grant-Back Patents. Orion shall have the right to review all pending patent applications and to make recommendation to Licensee regarding the prosecution of such patent applications. Licensee shall, if so requested by Orion and at Orion’s expense, file for any Licensee Grant-Back Patents outside the Territory in the name of Orion.

10.2.2 Discontinuation; Abandonment of the Licensee Patent Rights. Licensee shall have the right to discontinue the prosecution of any patent application, or to abandon any patent, on a country-by-country basis, encompassed within the Licensee Grant-Back Patents. If Licensee decides to discontinue the prosecution of any patent application or to abandon any patent within the Licensee Grant-Back Patents in any country of the world, Licensee shall inform Orion at least sixty (60) days prior to such discontinuance and Orion shall be given the opportunity to prosecute such patent application and/or maintain such patent at its sole risk and expense. Orion shall advise Licensee in writing of its decision regarding the opportunity to prosecute such patent application and/or maintain such patent within thirty (30) days of the date of Licensee’s notice and, in the absence of a written decision from Orion, Licensee shall have the right to discontinue or abandon such patent application or patent. In the event Orion timely elects to prosecute and maintain such patent or patent application, Licensee shall, at Orion’s cost and expense, execute an assignment transferring ownership of such patent or patent application to Orion in each such country.

10.3 Patent Term Extensions. Licensee shall provide written notice to Orion of any applicable Regulatory Approval that can provide a basis for a Patent Term Extension of the Orion Patent Rights within five (5) days of receiving such Regulatory Approval. Licensee shall cooperate with Orion in providing Orion, at Orion’s request, all facts and documents which may assist Orion in its procurement of Patent Term Extensions for the Orion Patent Rights. Orion shall be responsible for, and shall bear the expense, of obtaining such Patent Term Extensions. For the purpose hereof, the term “Patent Term Extension” shall mean any extension of the Orion Patent Rights that may be granted by any patent office or regulatory agency.

10.4 Data Exclusivity and Orange Book Listings. With respect to data exclusivity periods (such as those periods listed in the FDA’s Orange Book and all foreign equivalents), Licensee shall, at its own expense and consistent with its obligations under applicable law, seek and enforce all such data exclusivity periods available for the Product. Licensee shall, at its own expense, be responsible for listing in the FDA’s Orange Book the relevant issued patents as well as corresponding patent term extensions under the Orion Patent Rights for the Product. Upon request by Licensee (and at Licensee’ expense), Orion shall provide reasonable cooperation to Licensee in filing such Orange Book listings.

11.	TRADEMARK MATTERS

11.1 Ownership. Licensee acknowledges that Orion is the sole and exclusive owner of the Product Trademark within the Territory. All goodwill resulting from use of the Product Trademark by or on behalf of Licensee shall at all times inure solely to the benefit of Orion. Licensee may not register or cause to be registered the Product Trademark or any mark confusingly similar thereto with any national, state or provincial or other governmental authority. Licensee agrees that it will not at any time dispute or contest (i) the validity of the Product Trademark and/or any registrations thereof, whether now existing or hereafter obtained; (ii) the exclusive ownership by Orion of the Product Trademark and/or of any registrations thereof, whether now existing or hereafter obtained; (iii) the exclusive ownership by Orion of the present and future goodwill pertaining to the Product Trademark; or (iv) Orion’s right to grant to Licensee the rights conferred by this Agreement as to the Product Trademark.

11.2 Product Trademark on Materials. It shall be clearly indicated on the Product’s labels, packaging and inserts, and all sales, marketing and promotional materials that the Product Trademark is a registered trademark using the symbol ® or any other appropriate symbol indicating the registration status of the Product Trademark. Orion retains the right to review and approve all intended uses of the Product Trademark prior to the first use thereof, such approval not to be unreasonably withheld, conditioned or delayed. It is expressly understood and agreed that Orion’s review of such materials shall not be deemed a qualification of or otherwise release Licensee of its sole and exclusive responsibility relating to any use of the Product Trademark.

11.3 Domain Names. Licensee shall have the right to apply for, acquire and/or register domain names specific to the countries comprised in the Territory that incorporate the Product Trademark in Orion’s name and at Licensee’s own cost. Any such domain names shall be owned by Orion.

11.4 Notice. Each Party shall promptly notify the other Party of any actual, alleged or threatened infringement by a Third Party of the Product Trademark which comes to the attention of such Party.

12.	INFRINGEMENT

12.1 Notice. If, during the Term, either Party learns of any (i) actual, alleged or threatened infringement by a Third Party of any Orion Patent Rights in the Territory; or (ii) claim by a Third Party alleging that the Development and/or Commercialization of the Product infringes or otherwise violates the intellectual property rights of such Third Party, then such Party shall promptly notify the other Party of the same and shall provide such other Party with available details as to and evidence of such infringement, suit or claim.

12.2 Third Party Infringement.

12.2.1 Orion Enforcement. Orion shall have the first right, but not the obligation, to initiate a suit or take other appropriate action required to protect or otherwise enforce the Orion Patent Rights at its own expense and with legal counsel of its own choice. For this purpose, Licensee shall execute such legal papers and cooperate in the prosecution of such suit or action as may be reasonably requested by Orion; provided that Orion shall promptly reimburse all out-of-pocket expenses (including reasonable counsel fees and expenses) actually incurred by Licensee in connection with such cooperation.

12.2.2 Licensee Enforcement. If Orion does not initiate a suit or take other appropriate action that it has the initial right to initiate or take pursuant to Section 12.2.1 above, then Licensee may provide Orion with notice of Licensee’s intent to initiate a suit or take other appropriate action against any actual, alleged or threatened infringement of the Orion Patent Rights by a Third Party in the Territory. If Licensee provides such notice and Orion does not initiate a suit or take such other appropriate action within thirty (30) days after receipt of such notice from Licensee, then Licensee shall have the right to initiate a suit or take other appropriate action required to protect the Orion Patent Rights in the Territory. For this purpose, Orion shall execute such legal papers and cooperate in the prosecution of such suit or action as may be reasonably requested by Licensee; provided that Licensee shall promptly reimburse all out-of-pocket expenses (including reasonable counsel fees and expenses) actually incurred by Orion in connection with such cooperation.

12.2.3 Conduct of Certain Actions; Costs. The Party initiating suit or action shall have the sole and exclusive right to select counsel for any suit or action initiated by it pursuant to this Section 12.2.3. The initiating Party shall assume and pay all of its own out-of-pocket costs incurred in connection with any litigation or proceedings initiated by it pursuant to this Section 12.2.3, including the fees and expenses of the counsel selected by it. The other Party shall have the right to participate and be represented in any such suit or action by its own counsel at its own expense. The Party initiating and assuming control over such suit or action shall be entitled to receive the entire amount of any damages, settlements, accounts of profits, or other financial compensation recovered from a Third Party based upon any such suit or action.

12.3 Patent Invalidity Claim. Each of the Parties shall promptly notify the other in the event of any legal or administrative action by any Third Party against any Orion Patent Right of which it becomes aware, including any nullity, revocation or reexamination proceeding. Orion shall have the first right, but not the obligation, to defend against any such action involving any Orion Patent Right in its own name, and the costs of any such defense shall be at Orion’s expense. Licensee, upon request of Orion, agrees to join in any such action and to cooperate reasonably with Orion; provided that Orion shall promptly reimburse all out-of-pocket expenses (including reasonable counsel fees and expenses) actually incurred by Licensee in connection with such cooperation. If Orion does not defend against any such action involving such Orion Patent Right, then Licensee shall have the right, but not the obligation, to defend such action and any such defense shall be at Licensee’s expense. Orion, upon request of Licensee, agrees to join in any such action and to cooperate reasonably with Licensee; provided that Licensee shall promptly reimburse all out-of-pocket expenses (including reasonable counsel fees and expenses) actually incurred by Orion in connection with such cooperation.

13.	REPRESENTATIONS AND WARRANTIES

13.1 Representations and Warranties of Orion. Orion hereby represents and warrants to Licensee at the Effective Date:

13.1.1 Corporate Power and Due Authorization. Orion is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization, with the corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Orion. This Agreement has been duly executed and delivered by Orion and constitutes the valid, binding and enforceable obligation of Orion, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity.

13.1.2 Conflicts. Orion is not subject to, or bound by, any provision of:

(a)	any articles or certificates of incorporation or by-laws;

(b)	any mortgage, deed of trust, lease, note, shareholders’ agreement, bond, indenture, license, permit, trust, custodianship, or other instrument, agreement or restriction, or

(c)	any judgment, order, writ, injunction or decree or any court, governmental body, administrative agency or arbitrator,

that would prevent, or be violated by, or under which there would be a default as a result of, nor is the consent of any Third Party required for, the execution, delivery and performance by Orion of this Agreement and the obligations contained herein.

13.1.3 Intellectual Property.

(a)
Orion owns all right, title and interest in and to the Orion Patent Rights free of any liens or restrictions, and Orion has the right to grant to Licensee all of the licenses and other rights with respect to the Orion Patent Rights granted to Licensee under this Agreement. Orion has not and will not enter into any agreement nor grant any Third Party any rights with respect to the Orion Patent Rights that are inconsistent with the rights granted to Licensee under this Agreement. Orion is not a party to, nor otherwise bound by, any contract that will result in any Third Party obtaining any interest in, or which would give any Third Party any right to assert any claim in or with respect to Licensee’s rights under this Agreement.

(b)
(i) To the actual knowledge of Orion, none of the Orion Patent Rights infringe any patent rights or other intellectual property rights of any Third Party; (ii) the Orion Proprietary Information do not misappropriate any Confidential Information of any Third Party; (iii) there are no existing actions, suits or proceedings, and Orion has not received any written claim or demand from a Third Party, that challenges Orion’s rights with respect to the Orion Patent Rights or the Orion Proprietary Information; (iv) to the actual knowledge of Orion, there is no unauthorized use, infringement, misappropriation or violation of any of the Orion Patent Rights or the Orion Proprietary Information by any Third Party;; and (v) Orion has obtained from each of its Affiliates, employees, agents and contractors who perform or have performed activities with respect to the manufacture, development or commercialization of the Product full rights to the inventions of such activities.

13.1.4 Litigation and Claims. There is no action pending or, to the actual knowledge of Orion, threatened against Orion involving the Orion Patent Rights or the Orion Proprietary Information.

13.1.5 Regulatory. The development, manufacture and commercialization of the Product by Orion and its Affiliates have been conducted in material compliance with all applicable regulatory requirements and applicable laws, rules and regulations. Neither Orion nor any of its Affiliates or employees has been debarred and is not subject to debarment pursuant to applicable laws, rules or regulations, nor is it the subject of a conviction of such nature.

13.1.6 No Implied Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 13.1, ORION EXCLUDES ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED.

13.2 Representations and Warranties of Licensee. Licensee hereby represents and warrants to Orion at the Effective Date:

13.2.1 Corporate Power and Due Authorization. Licensee is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization, with the corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Licensee. This Agreement has been duly executed and delivered by Licensee and constitutes the valid, binding and enforceable obligation of Licensee, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity.

13.2.2 Conflicts. Licensee is not subject to, or bound by, any provision of:

(a)	any articles or certificates of incorporation or by-laws;

(b)	any mortgage, deed of trust, lease, note, shareholders’ agreement, bond, indenture, license, permit, trust, custodianship, or other instrument, agreement or restriction, or

(c)	any judgment, order, writ, injunction or decree or any court, governmental body, administrative agency or arbitrator,

that would prevent, or be violated by, or under which there would be a default as a result of, nor is the consent of any Third Party required for, the execution, delivery and performance by Licensee of this Agreement and the obligations contained herein.

14.	CONFIDENTIALITY

14.1 Treatment of Confidential Information. Except as otherwise provided in this Section 14, each Party (the “Receiving Party”) agrees to keep confidential all of the other Party’s (the “Disclosing Party”) Confidential Information. Each Party agrees to preserve and protect the Confidential Information to the same extent it protects its own confidential information. Each Party will use the Confidential Information only as permitted under this Agreement, and will not disclose Confidential Information to any Third Party.

14.2 Right to Disclose. The Receiving Party may disclose Confidential Information belonging to the Disclosing Party to the extent (and only to the extent) such disclosure is necessary in the following instances:

(a)	obtaining Regulatory Approval for the Product in the Territory;

(b)
complying with applicable laws (including, without limitation, securities laws and the rules and regulations of any securities exchange) and with judicial process, if in the reasonable opinion of the Receiving Party’s counsel, such disclosure is necessary for such compliance; and/or

(c)
disclosure, solely on a “need to know basis”, to directors, officers, employees, investors, potential funding sources or potential collaborators or acquirors of the Receiving Party and its Sublicensees, each of whom shall be bound by obligations of confidentiality and non-use no less restrictive than the obligations set forth in this Section 14;

provided, however, that, in each of the above situations, the Receiving Party shall remain responsible for any failure by any Person who receives Confidential Information pursuant to this Section 14.2 to treat such Confidential Information as required under this Section 14.

If and whenever any Confidential Information is disclosed in accordance with this Section 14.2, such disclosure shall not cause any such information to cease to be Confidential Information. Where reasonably possible and other than pursuant to Section 14.2 (c), the Receiving Party shall notify the Disclosing Party of its intent to make such disclosure pursuant to this Section 14.2 sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of the information.

14.3 Release from Restrictions. The foregoing obligations in respect of disclosure and use of the Confidential Information shall not apply to any part of such Confidential Information that the Receiving Party can demonstrate by contemporaneously prepared competent evidence:

(a)	is or becomes part of the public domain other than by acts of the Receiving Party in contravention of this Agreement;

(b)	is disclosed to the Receiving Party by a Third Party who had the right to disclose such Confidential Information to the Receiving Party; or

(c)	prior to disclosure under this Agreement, was already in the possession of the Receiving Party, provided such Confidential Information was not subject to any obligation to keep it confidential.

14.4 Confidentiality of this Agreement. The Parties acknowledge that this Agreement and all of the respective terms of this Agreement shall be treated as Confidential Information of both Parties.

14.5 Duration of Confidentiality Obligations. The obligations in respect of disclosure and use of the Confidential Information contained herein shall survive the termination or expiration of this Agreement for any reason and shall remain in effect for seven (7) years after the termination or expiration of this Agreement.

15.	INDEMNIFICATION

15.1 Indemnification by Orion. Orion shall defend, indemnify and hold harmless Licensee and its directors, officers and employees (collectively the “Licensee Indemnitees”) from and against any and all liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) arising out of any claim, demand, suit or action brought by any Third Party against Licensee to the extent such arise, result from, or relate to:

(a)	any breach by Orion of any of its representations or warranties contained in this Agreement;

(b)	any breach of Orion of any of its covenants or obligations under this Agreement; or

(c)	the negligence, recklessness or willful misconduct of Orion; or

(d)	any activities or actions taken by or on behalf of Orion or its Affiliates with respect to the Product, Licensee Grant-Back Patents or Licensee Clinical Data.

The items above are hereinafter collectively referred to as a “Licensee Loss”. Orion shall have no obligation to indemnify any Licensee Indemnitee to the extent that any Licensee Loss arises out of the negligence, recklessness or willful misconduct of any Licensee Indemnitee or Licensee’s breach of this Agreement.

15.2 Indemnification by Licensee. Licensee shall defend, indemnify and hold harmless Orion and its directors, officers and employees (collectively the “Orion Indemnitees”) from and against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) arising out of any claim, demand, suit or action brought by any Third Party against Orion to the extent such arise, result from, or relate to:

(a)	any breach by Licensee of any of its representations or warranties contained in this Agreement;

(b)	any breach of Licensee of any of its covenants or obligations under this Agreement;

(c)	the negligence, recklessness or willful misconduct of Licensee; or

(d)	any activities or actions taken by or on behalf of Licensee or its Affiliates with respect to the Product, Orion Patent Rights or Orion Proprietary Information.

The items above are hereinafter collectively referred to as an “Orion Loss”. Licensee shall have no obligation to indemnify any Orion Indemnitee to the extent that any Orion Loss arises out of the negligence, recklessness or willful misconduct of any Orion Indemnitee or Orion’s breach of this Agreement.

15.3 Indemnification Procedures. With respect to any indemnification obligation of either Party under this Agreement, the conditions to be met for such indemnification obligation to become applicable are as follows:

(a)
If any Third Party shall notify a Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this Agreement, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing;

(b)
The Indemnifying Party shall have sole control of the defense of the Third Party Claim and all negotiations for its settlement or compromise (provided that any such settlement or compromise shall be subject to the consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Indemnifying Party may compromise or settle the Third Party Claim without the consent of the Indemnified Party provided that (i) there is no admission of any violation of law or any violation of the rights of any Third Party; and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party); and

(c)
The Indemnified Party shall render reasonable assistance, information, cooperation and authority to permit the Indemnifying Party to defend the Third Party Claim; provided, that the Indemnifying Party shall promptly reimburse all out-of-pocket expenses (including reasonable attorneys’ fees and expenses) actually incurred by the Indemnified Party in connection therewith.

16.	TERM AND TERMINATION

16.1 Term. This Agreement shall become binding upon the Effective Date and shall continue thereafter in full force and effect, unless terminated sooner pursuant to this Section 16, for fifteen (15) years from the Effective Date; provided, however, that, to the extent any of the Orion Patent Rights continue in existence in any country in the Territory at the end of such fifteen-year period, this Agreement shall continue in full force and effect on a country-by-country basis until the expiration of such Orion Patent Rights (the “Term”).

16.2 Insolvency. Either Party may terminate this Agreement effective immediately upon written notice to the other Party upon (i) the bankruptcy, liquidation or dissolution of the other Party; or (ii) the filing of any voluntary petition for bankruptcy, dissolution, liquidation or winding-up of the affairs of the other Party which is not dismissed within one hundred twenty (120) days after the date on which it is filed or commenced; provided, however, that this Agreement shall be subject to the provisions of Section 365(n) of the U. S. Bankruptcy Code.

16.3 Breach of the Agreement. Either Party (the “Non-Breaching Party”) may terminate this Agreement with immediate effect at any time, if the other Party (the “Breaching Party”) materially breaches this Agreement and such material breach is not cured by the Breaching Party within sixty (60) days after the Non-Breaching Party provides the Breaching Party with written notice of such breach.

16.4 Contesting Patent Rights. Orion may terminate this Agreement with immediate effect in the event that Licensee or any of its Affiliates or Sublicensees directly or indirectly challenge or contest the validity or enforceability of any Orion Patent Rights. Licensee may terminate this Agreement with immediate effect in the event that Orion or any of its Affiliates directly or indirectly challenge or contest the validity or enforceability of any Licensee Grant-Back Patents.

16.5 Change of Control. If there is a Change of Control of Licensee, Orion may, in its sole discretion, terminate this Agreement in its entirety with immediate effect.

16.6 Rights upon Expiration and Termination.

16.6.1 Upon expiration of this Agreement pursuant to Section 16.1 or upon termination of this Agreement by Licensee under Section 16.2 (Orion’s insolvency) or 16.3 (Orion’s uncured material breach) or 16.4 (Orion contesting Licensee Grant-Back Patents), Licensee shall have an irrevocable, perpetual license under the Orion Patent Rights and the Orion Proprietary Information to Develop, and Commercialize the Product for use in the Field in the Territory. Such license shall be non-exclusive in the event of expiration of the Term pursuant to Section 16.1, but shall be exclusive in the event of termination by Licensee under Section 16.2 or 16.3 or 16.4 until the expiration of the Term (where after such license shall become non-exclusive). Licensee shall pay royalties in accordance with Section 4.1.2 in the event of expiration of the Term, but shall have no obligation for payment of any royalty under Section 4.1 or 4.2 in the event of termination by Licensee under Section 16.2 or 16.3 or 16.4.

16.6.2 Upon termination of this Agreement other than pursuant to Section 16.1 or by Licensee under Section 16.2 (Orion’s insolvency) or 16.3 (Orion’s uncured material breach) or 16.4 (Orion contesting Licensee Grant-Back Patents): (i) as of the effective date of such termination all rights and licenses granted by Orion to Licensee hereunder shall automatically terminate; (ii) Licensee shall promptly and without charge to Orion assign and transfer to Orion all data, information and documentation arising out of or in connection with Development and/or Commercialization activities conducted by or on behalf of Licensee, and all Regulatory Approvals for the Product (including, without limitation, the NDA) and any applications therefor; and (iii) Licensee shall, at no cost to Orion, provide all cooperation and assistance reasonably requested by Orion to achieve a smooth transition of the Development and/or Commercialization of the Product to Orion (or its nominee).

16.6.3 Upon expiration or termination of this Agreement, the following Sections shall survive such expiration or termination, subject to any later termination dates provided for therein: Sections 1 (Definitions, to the extent applicable), 2 (License Grants, to the extent applicable), 4 (Royalties, to the extent applicable), 5 (Milestone and Royalty Reports and Accounting, to the extent applicable), 6 (Regulatory Matters, to the extent applicable), 10 (Patent Rights), 11 (Trademark Matters), 12 (Infringement),  14 (Confidentiality), 15 (Indemnification, to the extent applicable), 16 (Term and Termination) and 17 (Miscellaneous).

16.6.4 Expiration or termination of the Agreement shall not relieve the Parties of any obligation accruing before such expiration or termination. Any expiration or termination of this Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement before termination or expiration.

17.	MISCELLANEOUS

17.1 Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the written consent of the other Party; provided, however, that either Party may, without such consent, assign this Agreement (i) to an Affiliate; provided, however, that the assigning Party shall remain liable for the performance of its Affiliate under the terms and conditions of this Agreement; or (ii) in connection with a merger, consolidation, or transfer or sale of all or substantially all of such Party’s business or assets that are the subject of this Agreement; provided, however, that the assignee shall be of good financial standing, the other Party consents to such assignment and the assigning Party agrees that the assignment shall not release the assigning Party from its obligations under this Agreement. Any Change of Control of Licensee shall be deemed an assignment requiring the prior written consent of Orion. Any purported assignment in violation of the preceding sentence shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

17.2  Force Majeure. Neither Party shall be liable to the other for delay or failure in the performance of the obligations on its part contained in this Agreement if and to the extent that such failure or delay is due to circumstances beyond its control that it could not have avoided by the exercise of reasonable diligence (a “Force Majeure Event”). Such Party shall notify the other promptly in the event such circumstances arise, giving an indication of the likely extent and duration thereof, and shall use all commercially reasonable efforts to resume performance of its obligations as soon as practicable; provided, however, that neither Party shall be required to settle any labor dispute or disturbance.

17.3 Representation by Legal Counsel. Each Party hereto has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting of this Agreement. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

17.4 Correspondence and Notices.

17.4.1 Ordinary Notices. Correspondence, reports, documentation and any other communication in writing between the Parties in the course of ordinary implementation of this Agreement shall be delivered in person, sent by facsimile transmission (receipt verified), or by overnight courier to the employee or representative of the other Party who is designated by such other Party to receive such written communication.

17.4.2 Extraordinary Notices. Extraordinary notices and communications (including, without limitation, notices of termination, force majeure, material breach, change of address) shall be in writing and delivered in person, or sent by facsimile transmission (receipt verified), overnight courier or by prepaid certified air mail, to the address of the addressee specified herein below.

All correspondence to Licensee shall be addressed as follows:

John Kelley, President and CEO
Phyxius Pharma, Inc.
14 Green Hill Road, Chester,
New Jersey 07930
USA

All correspondence to Orion shall be addressed as follows:

Orion Corporation
Visiting address: Orionintie 1, FI-02200 Espoo, Finland
Mailing address: P.O. Box 65, FI-02101 Espoo, Finland
Attn: President and CEO
Fax: +358 10 426-3815

                 Any Party may change its contact information herein by giving notice hereunder.

17.5 Amendment. No amendment, modification or supplement of any provision of this Agreement shall be valid or effective unless made in writing and signed by duly authorized officers of each Party.

17.6 Waiver of Compliance. The failure by any Party to comply with any obligation, covenant or condition under this Agreement may be waived by the Party entitled to the benefit thereof only by a written instrument signed by the Party on granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the right of such Party thereafter to enforce each and every such provision. No waiver of any breach of such provisions shall be held to be waiver of any other or subsequent breach.

17.7 Exhibits and Schedules. The exhibits and schedules attached to this Agreement are incorporated by reference into and made a part of this Agreement.

17.8 Severability. The illegality or partial illegality of any or all of this Agreement, or any provision thereof, shall not affect the validity of the remainder of the Agreement, or any provision thereof; the illegality or partial illegality of the Agreement shall not affect the validity of the Agreement; and the Parties shall replace any such illegal or partially illegal part or provision of this Agreement with a legal and enforceable substitute part or provision therefor that, as closely as possible, effectuates the original intent of the Parties in connection with such illegal or partially illegal part or provision of this Agreement.

17.9 Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall be of no force or effect in construing or interpreting any of the provisions of this Agreement.

17.10 Limitation of Liability. EXCEPT WITH RESPECT TO THIRD PARTY CLAIMS COVERED BY SECTION 15, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OF ANY KIND ARISING FROM OR RELATING TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE LOSS OF PROFITS, REVENUE, BUSINESS OPPORTUNITY OR GOODWILL, OR INTERRUPTION OF BUSINESS, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES. Nothing in this Section 17.10 is intended to limit either Party’s obligations under Section 15 in relation to Third Party Claims. Notwithstanding the foregoing, the limitation of liability stipulated in this Section 17.10 shall not be applied with regard to any breach of the obligations of confidentiality set forth in this Agreement.

17.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Sweden, without giving effect to any choice or conflict of law provision.

17.12 Dispute Resolution. Any dispute, controversy or claim arising out of or in connection with this Agreement, including the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitral tribunal shall be composed of three (3) arbitrators appointed in accordance with the said rules. The seat of arbitration shall be London, England, and the language to be used in the arbitral proceedings shall be English.

17.13 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter thereof and shall supersede all previous negotiations, commitments and discussions with respect to such subject matter.

17.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Party may be damaged irreparably in the event any of the provisions of the Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court having jurisdiction over the Party and the matter in addition to any other remedy to which it may be entitled.

17.15 Independent Contractors. Both Parties are independent contractors under this Agreement. Nothing contained in this Agreement shall be deemed to create an employment, agency, joint venture or partnership relationship between the Parties. Neither Party shall have any express or implied power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other Party, or to bind the other Party in any respect whatsoever.

17.16 No Third Party Beneficiaries. All rights, benefits and remedies under this Agreement are solely intended for the benefit of Orion and Licensee, and no Third Party shall have any rights whatsoever to (i) enforce any obligation contained in this Agreement; (ii) seek a benefit or remedy for any breach of this Agreement; or (iii) take any other action relating to this Agreement under any legal theory, including but not limited to, actions in contract, tort (including but not limited to negligence, gross negligence and strict liability), or as a defense, set-off or counterclaim to any action or claim brought or made by the Parties.

17.17 Press Release. Neither Party shall make or procure or permit the making of any press release or other announcement or statement to the public with respect to this Agreement, except as required by law or applicable stock exchange rules, in which event such Party shall give the other Party a reasonable opportunity to review the form and content of such announcement prior to its scheduled release.

17.18 Counterparts. This Agreement may be executed in any number of counterparts, each of which need not contain the signature of more than one Party but all such counterparts taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, duly authorized representatives of the Parties have duly executed this Agreement to be effective as of the date first set forth above.

PHYXIUS PHARMA LLC	ORION CORPORATION

/s/	/s/ Liisa Hurme
Name: John Kelley	Name: Liisa Hurme
Title: President, CEO	Title: Senior Vice President

/s/ Mikko Kemppainen
Name: Mikko Kemppainen
Title: Head of Legal Affairs

EXHIBIT A

PATENT RIGHTS

Levosimendan basic patent:

US 5,569,657, expiry Oct 29, 2013

Levosimendan i.v. formulation patents:

US 6,730,673, expiry Sept 08, 2020
US 6,943,164, expiry Sept 08, 2020

EXHIBIT B

STUDY PROTOCOL

Attached as a separate attachment.

Phyxius Pharma, INC.*
Clinical Protocol
A Double-Blind, Randomized, Placebo-Controlled Study of Levosimendan in Patients with Left Ventricular Systolic Dysfunction Undergoing Cardiac Surgery Requiring Cardiopulmonary Bypass
Protocol for Phase 3 Levosimendan

*Phyxius Pharma, Inc. The term “sponsor” is used throughout the protocol to represent these various legal entities, including Phyxius; the sponsor is identified on the Contact Information page that accompanies the protocol.

This study will be conducted under Food & Drug Administration IND regulations (21 CFR Part 312).

Issue/Report Date:            02 July 2012
Prepared by:	Douglas Hay, PhD, Phyxius Pharma, Inc.
Version No.:                      PYX-LVO-01, fully revised protocol, version 2.0
Amendment 1 Date:         05 July 2012
Amendment 2 Date:         24 April 2013

Confidentiality Statement
The information in this document contains trade secrets and commercial information that are privileged or confidential and may not be disclosed unless such disclosure is required by applicable law or regulations. In any event, persons to whom the information is disclosed must be informed that the information is privileged or confidential and may not be further disclosed by them. These restrictions on disclosure will apply equally to all future information supplied to you that is indicated as privileged or confidential.

INVESTIGATOR AGREEMENT

I have read this protocol and agree that it contains all necessary details for carrying out this study. I will conduct the study as outlined herein and will complete the study within the time designated.

I will provide copies of the protocol and all pertinent information to all individuals responsible to me who assist in the conduct of this study. I will discuss this material with them to ensure that they are fully informed regarding the study drug and the conduct of the study.

Coordinating Investigator:
Name (typed or printed):
Institution and Address:

Signature:	Date:
(Day Month Year)

Principal (Site) Investigator:
Name (typed or printed):
Institution and Address:

Telephone Number:
Signature:	Date:
(Day Month Year)

Sponsor’s Responsible Medical Officer:
Name (typed or printed):
Institution:	Phyxius Pharma, Inc
Signature:	Date:
(Day Month Year)

Note:
If the address or telephone number of the investigator changes during the course of the study, written notification will be provided by the investigator to the sponsor, and a protocol amendment will not be required.

TABLE OF CONTENTS

	INVESTIGATOR AGREEMENT	1

	SYNOPSIS	6

	TIME AND EVENTS SCHEDULE	9

	ABBREVIATIONS	11

1	INTRODUCTION	12
1.1	Background	13
	1.1.1 Levosimendan	15
	1.1.2 Overall Rationale for the Study	24
2	OBJECTIVES	25

3	OVERVIEW OF STUDY DESIGN	26

3.1	Study Design	26
3.2	Study Design Rationale	29
	3.2.1 Rationale for Enrolling Patients with Left Ventricular Systolic Dysfunction	29
	3.2.2 Rationale for Study Drug Infusion Regimen	33
	3.2.3 Rationale for Co-primary Endpoints	35
	3.2.4 Rationale for Health Care Utilization Data Collection	35
	3.2.5 Rationale for Measuring Biomarkers	35
3.3	Study Committees	35
	3.3.1 Steering Committee (SC)	35
	3.3.2 Data and Safety Monitoring Committee (DSMC)	35

4	STUDY POPULATION	36
4.1	General Considerations	36
4.2	Inclusion Criteria	36
4.3	Exclusion Criteria	36
4.4	Prohibitions and Restrictions	38

5	RANDOMIZATION AND BLINDING	38
5.1	Overview	38
5.2	Procedures	39

6	DOSAGE AND ADMINISTRATION	40
6.1	Dose Adjustment	41
	6.1.1 Dose-limiting Events	41
	6.1.2 Criteria for the Permanent Discontinuation of Study Drug Infusion	42
	6.1.3 Re-initiating Study Drug	42

7	COMPLIANCE	42

8	CONCOMITANT THERAPY	43

9	STUDY EVALUATIONS	44
9.1	Study Procedures	44
	9.1.1 Overview	44
	9.1.2 Screening Phase	45
	9.1.3 Presurgery Screening Period	46
	9.1.4 Intraoperative Screening Period	46
	9.1.5 Double-Blind Treatment Phase	46
	9.1.6 Pre- and Intraoperative Period	46
	9.1.7 Postoperative Period through Hospital Discharge	46
	9.1.8 Double-Blind Follow-up Phase	47
9.2	Efficacy Evaluations	47
	9.2.1 All-cause Mortality	48
	9.2.2 Perioperative Myocardial Infarction (defined through postoperative Day 5)	48
	9.2.3 Need for Dialysis (through Day 30)	48
	9.2.4 Use of Mechanical Assist: Intra-Aortic Balloon Pump or Ventricular Assist Devices (through Day 5)	49
9.3	Efficacy Criteria	49
	9.3.1 Composite Co-primary Efficacy Endpoints	49
	9.3.2 Secondary Efficacy Endpoints	49
9.4	Pharmacokinetic Evaluation	50
9.5	Health Economic Evaluations	50
9.6	Safety Evaluations	50
9.7	Safety Criteria	53
9.8	Other Exploratory Evaluations	54

10	SUBJECT COMPLETION/WITHDRAWAL	54
10.1	Completion	54
10.2	Withdrawal from the Study	54
11	STATISTICAL METHODS	55
11.1	Sample Size Determination and Statistical Analyses	55
	11.1.1 General Analytic Considerations	55
	11.1.2 Sample Size Determination	56
	11.1.3 Randomization	56
11.2	Interim Analyses	57
11.3	Primary and Secondary Analyses	58
11.4	Other Efficacy Endpoint Analyses	58
11.5	Subgroup Analyses	58
11.6	Health Economics Analyses	58
11.7	Safety Analyses	58
11.8	Interim Analyses	60

12	ADVERSE EVENT REPORTING	60
12.1	Definitions	61
	12.1.1 Adverse Event Definitions and Classifications	63
	12.1.2 Attribution Definitions	63
	12.1.3 Events That Do Not Qualify as an Adverse Event	64
12.2	Procedures	64
	12.2.1 All Adverse Events	66
	12.2.2 Study-specific Adverse Events	67
	12.2.3 Clinical Laboratory Abnormalities	67
	12.2.4 Serious Adverse Events	67
	12.2.5 Processing Primary Clinical Endpoint Safety Events	69
	12.2.6 Pregnancies	69
	12.2.7 Contacting Sponsor Regarding Safety	70

13	STUDY DRUG INFORMATION	70
13.1	Physical Description of Study Drugs	70
	13.1.1 Levosimendan	70
	13.1.2 Matching Placebo	70
13.2	Packaging	70
13.3	Labeling	70
13.4	Preparation and Handling	71
13.5	Drug Accountability	72

14	STUDY-SPECIFIC MATERIALS	73

15	ETHICAL ASPECTS	73
15.1	Study-Specific Design Considerations	73
15.2	Regulatory Ethics Compliance	75
	15.2.1 Investigator Responsibilities	75
	15.2.2 Independent Ethics Committee or Institutional Review Board (IEC/IRB)	75
	15.2.3 Informed Consent	77
	15.2.4 Privacy of Personal Data	78

16	ADMINISTRATIVE REQUIREMENTS	79

16.1	Protocol Modifications	79
16.2	Regulatory Documentation	79
	16.2.1 Regulatory Approval/Notification	79
	16.2.2 Required Prestudy Documentation	79
16.3	Subject Identification Register and Subject Screening Log	81
16.4	Case Report Form Completion	81
16.5	Data Quality Assurance	81
16.6	Record Retention	82
16.7	Monitoring	82
16.8	Study Completion/Termination	83
	16.8.1 Study Completion	83
	16.8.2 Study Termination	83
16.9	On-Site Audits	83
16.10	Use of Information and Publication	84

17.	REFERENCES	85

ATTACHMENTS		89

SYNOPSIS

Sponsor/Company Phyxius Pharma	Individual Study Table referring to a specific Part of the dossier Volume: Page	(for National Regulatory Authority use only)
Finished product: Simdax (levosimendan) injection
Active ingredient: (-)-(R)-[[4-(1,4,5,6-tetrahydro-4-methyl-6-oxo-3-pyridazinyl)phenyl]hydrazono] propanedinitrile
Study code: PYX-LVO-01	Date: Version 2.0, 2 July 2012; Amendment 1, 5 July 2012, Amendment 2, Date: 24 April 2013
Study title: Multicenter, Randomized, Double-blind, Placebo-controlled Parallel Study to Evaluate the Safety and Efficacy of Levosimendan in Cardiac Surgery Patients at High Risk of Low Cardiac Output Syndrome (LCOS)

Investigators and study centers: Multicenter study
Development phase: 3
Objectives: To evaluate the efficacy of levosimendan compared with placebo in reducing the 30-day composite event rate of all-cause death, perioperative MI, need for dialysis, or use of mechanical assist (IABP or LVAD) in subjects with reduced ejection fraction undergoing cardiac surgery on CPB.

Methodology: Randomized, double-blind, placebo-controlled, multicenter study in patients with pre-existing left ventricular systolic dysfunction undergoing CABG with or without mitral valve surgery or isolated mitral valve surgery.

Sample size: 760
Diagnosis and main criteria for inclusion and exclusion:
Male and female patients who meet the following criteria will be enrolled:
Main Inclusion Criteria:

● Written, signed and dated informed consent

● ≥18 years of age

● Scheduled CABG with or without mitral valve surgery or isolated mitral valve surgery

● Surgery will employ CPB pump

● LVEF ≤ 25% measured by nuclear scan, echocardiogram (ECHO), or ventriculogram, within 60 days before surgery

Main Exclusion Criteria:

● Restrictive or obstructive cardiomyopathy, constrictive pericarditis, restrictive pericarditis, pericardial tamponade, or other conditions in which cardiac output is dependent on venous return.

● Pulmonary disease (chronic obstructive pulmonary disease [COPD], asthma, or other condition) that, in the opinion of the investigator, represents an independent clinical risk to the cardiac surgery and recovery of the patient.

● Evidence of systemic bacterial, systemic fungal, or viral infection within 72 hours before surgery.

● Chronic dialysis at baseline (either continuous venovenous hemo(dia)filtration, hemodialysis, ultrafiltration, or peritoneal dialysis with 30 days of CABG/mitral valve surgery).

● Estimated glomerular filtration rate (eGRF) < 30 mL/kg/min or evidence of worsening renal function before CABG/mitral valve surgery.

● Weight ≥170 kg.

● Patients whose systolic blood pressure (SBP) cannot be managed to ensure SBP > 90 mmHg at initiation of study drug.

● Heart rate ≥120 bpm, persistent for at least 10 minutes at screening.

● Hemoglobin < 80 g/L within 4 hours before baseline.

● Serum potassium < 3.5 mmol/L at baseline.

● Mechanical assist device (IABP, LVAD) placed before randomization or pre-planned to be used during or after CABG/mitral valve surgery.

● Patients with aortal femoral inclusive disease that would prohibit use of IABP.

● Planned aortic valve repair or replacement.

● Liver dysfunction with Child Pugh Class B or C..

● Patients having severely compromised immune function.

● Pregnant, suspected to be pregnant, or breast-feeding.

● Known allergic reaction or sensitivity to levosimendan or excipients.

● A history of Torsades de Pointes.

● Received commercial levosimendan within 30 days before the planned start of study drug.

● Received an experimental drug or used an experimental medical device within 30 days before the planned start of study drug.

● Employees of the investigator or study center, with direct involvement in the proposed study or other studies under the direction of that investigator or study center, as well as family members of the employees or the investigator.

Investigational product, dose and mode of administration: Levosimendan, supplied as a concentrated solution (2.5 mg/mL), or matching placebo will be administered intravenously at 0.2 µg/kg/min for the first hour with adjustment of the dose to 0.1 µg/kg/min for an additional 23 hours.

Duration of treatment: From infusion initiated prior to surgery (no later than the initiation of surgical infusion) and continuing for a total infusion duration of 24 hours.
Reference product, dose and mode of administration: Matching placebo.

Criteria for Evaluation:
Co-primary Endpoints:

● The all-cause death at 30 days or use of mechanical assist device (IABP, LVAD) (through Day 5)

● The composite endpoint of all-cause mortality (at 30 days), or perioperative nonfatal MI (through Day 5) (CK-MB >10xULN or >100 ng/mL, CK-MB >5xULN or 50 ng/mL with new Q wave (>0.04 seconds wide in two contiguous leads) or left bundle branch block), need for renal dialysis (through Day 30), or use of mechanical assist device (IABP or LVAD following the start of surgery for poor cardiac function despite inotropic support and adequate fluid replacement) (through Day 5)

Secondary Endpoints:

● Duration of intensive care unit/critical or coronary care unit (ICU/CCU) LOS during the index hospitalization

● Incidence of LCOS defined as cardiac index ≤ 2.0 L/min/m2 for ≥ 30 minutes despite optimal fluid balance and maximal inotropic support (dobutamine, milrinone, epinephrine, norepinephrine), with the fluid balance and maximal inotropic dose at the investigator’s discretion

● Postoperative use of secondary inotrope (dobutamine, milrinone, epinephrine, and norepinephrine) associated with index surgical procedure

Safety Endpoints:

● Occurrence of all-cause mortality from randomization through Day 90

● Postoperative incidence of atrial fibrillation

Other Endpoints:

● Rehospitalization for any cause through Day 30

Evaluation and statistical methods: Sample size is based on assumed composite primary endpoint event rate (all-cause mortality, MI, dialysis, mechanical assist) of 32% for placebo, 35% effect size for levosimendan, significance level of 0.01 and at least 80% power. A total sample size of 760 should provide 201 events.  This same sample size will provide 113 events for 61% power to detect a statistically significant difference in the dual endpoint (mortality, mechanical assist) assuming an 18% event rate in placebo-treated patients, a 35% effect size and a significance level of 0.04. The assumed event rates and effect size for co-primary endpoints are conservative compared with prior trials and registries in similar patient populations. A simulation with 10,000 iterations using the above assumptions indicated a combined ~86% power to demonstrate that levosimendan treatment is significantly better than placebo in one or both of the co-primary endpoints.
Expected number of events is derived using event rates and estimated sample sizes per group. Incidence rates and treatment effects for composite primary endpoint will be estimated at 30 days from randomization. Odds ratios and confidence intervals (96% CI for the dual co-primary endpoint and 99% CI for the quad co-primary endpoint) estimated from a logistic regression model will be used to compare treatments with regard to the composite primary endpoint. The study will use a group sequential design.
Interim evaluations for safety will be provided for a data and safety monitoring committee (DSMC).  The first DSMC review will be conducted after the first 200 enrolled patients have completed 30 days of follow-up.  In addition to reviewing patient safety, the DSMC will review event rates.  Should the event rate in the control arm be below the planned 32%, the DSMC may recommend an increase in the percentage of patients with LVEF ≤20% to bring the event rate to the planned 32%.     Interim analyses, including a test for efficacy and futility, will be conducted after 50% and 70% of the 113 study events for the co-primary endpoint of all-cause mortality or mechanical assist (57 and 80 events, respectively).
Secondary binary endpoints will be tested using odds ratios and 95% CIs. Time-to-event endpoints are evaluated using hazard ratios and 95% CIs. All tests will be two tailed and treatments compared based on the intent-to-treat populations.

TIME AND EVENTS SCHEDULE

Phase	Screening			Treatment		Post-treatment
Assessments	Before Surgery		Intra-operative	Intra-operative	Postoperative (In Hospital)					Day 30 (+5 d) Phone Contact	Day 90 (+5 d) Phone Contact
	Within		Post-induction Anesthesia	Post-induction Anesthesia (Day 1)	Day				Within 12 h Before Discharge
	30 Days	24 h			1 Post-surgery	2	3	5
Informed consent	X
Inclusion/exclusion	X	X
LVEF	Xa
Medical history	X
Record preplanned surgeries	X
Physical examination	X
Serum b-hCG pregnancy testb	X
Urine pregnancy testb		X
CK-MB, CK, troponins-Local labc		X			X (12-24 hrs)	X	X	X
Serum chemistry-Local labd	X	X
Child Pugh Class	X
PK samplee					X	X
Vital signs		X				X	X		X
Body weight		X
12-lead ECGf		X		Post-op day 1 and as needed for new-onset atrial fibrillation/ventricular arrhythmiaf				Xf
Hematology and coagulation local labd		X							X
Baseline BNP or NT pro-BNP as available at local labd		X				X
Right heart catheter and blood pressure measurementsg			X		X
Randomizationh				X
Study drug administrationi				X ←——→ X
Urine output				X ¬¾¾¾¾¾¾¾® X
Adverse events	Collected continuously from the time an informed consent is signed through Day 14 (or through discharge, if earlier) for adverse events and through Day 30 for serious adverse events.
Concomitant proceduresj				X ←————→ X
Secondary Inotropesk				X ←————→ X
Concomitant medications			Continuous
Health care resource utilizationl				X					X	X
Follow-up contact										Xm	Xn

TIME AND EVENTS SCHEDULE (CONTINUED)

aWithin 60 Days before surgery and as close to surgery day as possible, the subject must have a documented left ventricular ejection fraction (LVEF) ≤25% (either by LV angiogram, or by echocardiogram or by radionuclide ventriculography-in that order). If more than one documented LVEF is available, the one closest to the surgery date should be used for screening purposes.
bPregnancy tests for women of childbearing potential only. Additional serum or urine pregnancy testing may be performed as required by local regulations (if performed, pregnancy tests must be negative for subjects to continue in the study). Pregnancy test results must be available before study drug administration.
cBlood samples for creatine kinase (CK), CK-MB fractions and troponins will be sent to the local laboratory within 12-24 hours post-surgery (post-op day 1) and on post-op days 2, 3 and 5.
dSamples for serum chemistry (sodium, bicarbonate, potassium, blood urea nitrogen, creatinine, aspartate aminotransferase [AST], alanine aminotransferase [ALT], gamma-glutamyltransferase [GGT], CK, lactic acid dehydrogenase [LDH], uric acid), hematology (hematocrit, hemoglobin, WBC count with differential, platelet count) and coagulation (prothrombin time and partial thromboplastin time) studies by local laboratory. Baseline B-type natriuretic peptide (BNP) or N-terminal pro-BNP (NTpro-BNP) will be analyzed as available at local labs. At the screening visit and within 24 hours before surgery, a separate blood sample for serum chemistry (see footnote c for tests) will be collected and sent to the local laboratory. The serum chemistry results from the local laboratory collected within 24 hours before surgery will be used as the baseline for subsequent local laboratory tests. From Day 1 to discharge and through to Day 30, if additional blood samples for serum chemistry analysis are taken as part of standard of care, they will be sent to and analyzed by the local laboratory.
eIn patients participating in the pharmacokinetic substudy: Blood samples will be taken at the end of study drug infusion and at 48 hours following initiation of study drug, and on Day 2 and Day 4 or at hospital release for pharmacokinetic analysis
f    Investigators will evaluate/record new Q waves (>30ms) and left bundle branch block.
gRight heart catheter and blood pressure measurements will be noted if available and will include: systolic, diastolic, and mean pulmonary artery pressures, central venous pressure, systemic systolic blood pressure, cardiac output and index before and 12-24 hour after starting the drug and prior to Swan-Ganz catheter removal.
hOn the day of surgery, following acquisition of vital signs including blood pressure measurements, subjects will be randomly assigned to a treatment group using an interactive voice response system (IVRS) system after they have met all of the inclusion criteria and none of the exclusion criteria.
iStart study drug (levosimendan or placebo) as soon as possible after randomization, after arterial line insertion, and before skin incision. If not already in place, a Swan-Ganz catheter should be inserted as soon as possible after study drug initiation. Administer as a fixed-rate infusion of 0.2 µg/kg/min for first hour with adjustment of the dose to 0.1 µg/kg/min for an additional 23 hours.
jDocument other concomitant procedures performed during surgery including Maze (for the treatment of atrial fibrillation), Dor (for LV remodeling), intra-aortic balloon pump (IABP) placement and ventricular assist device (VAD) use, and/or type and amount of fluid challenges.
kDocument the need for a secondary inotrope (dobutamine, milrinone, epinephrine, norepinephrine) during surgery and through weaning from the CBP.  Record time of dose (initiation and conclusion) and peak dose.
lHealth care resource utilization including time in operating room, length of stay (LOS) in intensive care unit/critical or coronary care unit (ICU/CCU) LOS during index hospitalization, rehospitalizations for any medical cause that occur from randomization through Day 30. Dates and reasons for hospitalizations will be recorded through Day 30. Dates and times for the index operation (time in the operating room and ICU/CCU admission and release following the index hospitalization/surgery will be recorded.
mSubjects will be contacted or have their medical records reviewed at Days 30 to collect information on need for postoperative dialysis (start and stop dates, and type) and survival status. Subjects who withdraw from the study will be contacted or will have their medical records reviewed unless they specifically withdraw their consent for further contact or for medical record review.
nSubjects will be contacted or have their medical records reviewed at Days 90 to collect information on survival status after hospital discharge. Subjects who withdraw from the study will be contacted or will have their medical records reviewed unless they specifically withdraw their consent for further contact or for medical record review.

ABBREVIATIONS

BNP	B-type natriuretic peptide
CABG	coronary artery bypass graft
CCU	critical or coronary care unit
CI	confidence interval
CK	creatine kinase
CPB	cardiopulmonary bypass
DCRI	Duke Clinical Research Institute
DSMC	Data and Safety Monitoring Committee
ECHO	echocardiogram
eCRF	electronic case report form
EDC	electronic data capture
FDA	Food and Drug Administration
GCP	Good Clinical Practices
IABP	intra-aortic balloon pump
ICH	International Conference on Harmonization
ICU	intensive care unit
IEC	Independent Ethics Committee
IRB	Institutional Review Board
i.v.	intravenous
MI	myocardial infarction
MITT	modified intent-to-treat
ITT	intent-to-treat
IVRS	interactive voice response system
LBBB	left bundle branch block
LCOS	low cardiac output syndrome
LOS	length of stay
LVAD	left ventricular assist device
LVEF	left ventricular ejection fraction
NYHA	New York Heart Association
OBF	O’Brien-Fleming type of a spending function
PK	pharmacokinetics
RIFLE	risk, injury, failure, loss, and end-stage renal disease
SBP	systolic blood pressure
SC	Steering Committee

1.	INTRODUCTION

Levosimendan (Simdax®) is a calcium sensitizer with vasodilatory and cardioprotective properties. Levosimendan exerts its positive inotropic effect by increasing calcium sensitivity of myocytes by binding to cardiac troponin C in a calcium-dependent manner. It also has a vasodilatory effect, by opening adenosine triphosphate (ATP)-sensitive potassium channels in vascular smooth muscle, to cause smooth muscle relaxation. The combined inotropic and vasodilatory actions result in an increased force of contraction, decreased preload and decreased afterload. Moreover, by opening also the mitochondrial ATP-sensitive potassium channels in cardiomyocytes, the drug exerts a cardioprotective effect.

Levosimendan has been marketed in Sweden since 2000 for acute decompensated heart failure. Currently, levosimendan has marketing authorisation in over 50 countries worldwide; more than 500,000 patients have been treated with levosimendan. The drug is not approved in the United States.

Most of the regulatory studies with levosimendan have been performed in patients with acute decompensated chronic heart failure and, to a lesser extent, in patients with left ventricular failure due to an acute myocardial infarction (MI), cardiac surgery and pulmonary hypertension. Overall, the clinical research program has included nearly 3500 patients.

Levosimendan has been assessed in numerous clinical studies by independent investigators throughout the world. The focus of these investigator-initiated studies has lately been on the use of levosimendan in an operative setting.

A number of modest sized randomized controlled studies of levosimendan in cardiac surgery patients have demonstrated that low dose infusions provide rapid and sustained hemodynamic improvements compared to standard inotrope regimens. These improvements have consistently been associated with reductions in morbidity and mortality.

For more detailed information, refer to the Investigator's Brochure for Levosimendan.1

The term sponsor used throughout this document refers to the entities listed in the Contact Information page(s), which will be provided as a separate document.

1.1	Background

Preserving heart function during and immediately following cardiac surgery, is a major goal of current perioperative therapies. Intensive hemodynamic monitoring is employed to detect and assess the mechanisms underlying perioperative cardiovascular dysfunction early. A variety of vasoactive drugs and device therapies are employed to maintain hemodynamic performance and ameliorate dramatic departures from that required to preserve myocardium function and prevent end organ damage. Despite the available therapies, low cardiac output syndrome (LCOS) remains a substantial risk in cardiac surgery. LCOS has been described in 3-14% of coronary artery bypass graft (CABG) cases, and is associated with a 10-17 fold increase in mortality.2

Over the past several decades, the risk profile of patients undergoing cardiac surgery has increased3 in part due to mounting evidence suggesting that patients with coronary artery disease and reduced left ventricular function benefit from surgical revascularization over medical therapy.4, 5 Patients with impaired left ventricular function undergoing cardiac surgery have relatively high rates of mortality and other adverse events, including need for dialysis or mechanical support. Shahian et al.6 used the Society of Thoracic Surgeons National Adult Cardiac Surgery Database (STS NCD) to derive a risk model for cardiac surgery using the 700,000 isolated CABG procedures performed between 2006 and 2008. They found that each 10-unit decrease in left ventricular ejection fraction (LVEF) was associated with a 19% increase in the odds of death, and an 8% increase in the odds of developing renal failure or new dialysis. Absolute rates of these events according to LVEF are summarized in Table 1. Rates of postoperative need for intra-aortic balloon pump (IABP) or left ventricular assist device (LVAD) were not reported in this study.

Table 1.Incidence of 30-day mortality and renal failure in STS database, NCD – CABG-only.

LVEF	N (% of cohort)	Mortality	Renal Failure
<25%	25,323 (3.3)	7.2%	8.0%
25-34%	57,460 (7.4)	4.6%	6.1%
35-44%	108,623 (14.0)	3.0%	4.7%
45-54%	189,478 (24.5)	1.9%	3.4%
≥55%	351,455 (45.4)	1.5%	2.7%

Two retrospective observational studies have been published in the last ten years which specifically report on outcomes in patients with a low LVEF undergoing CABG in the US (Table 2). Topkara et al.7 analyzed 55,515 CABG procedures recorded in the New York State database between 1997 and 1999. Filsoufi et al.8 reported on the outcomes of 2,725 patients undergoing CABG at a single center between 1998 and 2005. Eighteen percent (n=495) had a LVEF ≤ 30%. Outcomes from these two studies are summarized in Table 2. The consistency of the findings suggests that patients with low LVEFs are at a 2-4 fold higher risk of adverse events, including death.

Table 2.Outcomes in low-LVEF patients undergoing CABG, observational studies.

Study	N (%)	In-hospital Mortality	Renal Failure	IABP or LVAD
Topkara et al.7
LVEF ≤ 20%	2,442 (4.4)	6.5%	2.5%	9.1%
LVEF 21-30%	5,772 (10.4)	4.1%	1.5%	5.5%
LVEF 31-40%	11,365 (20.5)	2.7%	1.2%	2.7%
LVEF ≥ 40%	35,936 (64.7)	1.4%	0.6%	1.7%
Filsoufi et al.8
LVEF ≤ 30%	495 (18)	3.6%	1.4%	NR
LVEF > 30%	2,230 (82)	1.4%	0.7%	NR

NR = not reported

Similar rates of adverse outcomes are evident in several contemporary clinical trials which have studied moderate to high risk patients undergoing CABG. The PRIMO trial enrolled 3,099 patients undergoing CABG or combined CABG+valve surgery; 473 patients had pre-existing congestive heart failure. The 30-day mortality rate in the overall trial was 4.6%, and 5.3% in the cohort with preoperative congestive heart failure.9 An unpublished review of the data from PRIMO performed by the Duke Clinical Research Institute (DCRI) shows the composite outcome of death, myocardial infarction (MI), new dialysis, or need for LVAD or IABP occurred in 32% of subject with an LVEF < 30%. The NAPA trial enrolled 279 patients with low LVEF (<35%) undergoing CABG.10 The 30-day mortality rate in NAPA was 5.7%. The composite of death or need for IABP or LVAD occurred in 10-12% of patients. Finally, the STITCH trial compared medical therapy and CABG in patients with coronary artery disease and LVEF ≤ 35%.5 Thirty day mortality in the 610 patients randomized to CABG was 3.8%. Unpublished analyses of STITCH data performed by the DCRI shows the rate of death in patients with LVEF < 35% was 6.8%, with the composite of death and LVAD or IABP use occurring in 23.5% of subjects. Recent reviews of outcomes in mitral valve surgery patients have demonstrated LVEF dysfunction substantially increases morbidity and mortality.11, 12

The mechanism by which reduced ejection fraction is associated with higher rates of death, dialysis, and use of mechanical support is likely related to the development of post-cardiotomy myocardial dysfunction. This phenomenon has been described by some as the LCOS. LCOS has typically been defined as the need for either inotropic or mechanical support in order to be weaned from cardiopulmonary bypass (CPB) or in the intensive care unit (ICU) because of hemodynamic compromise. Reduced ejection fraction has been shown to be a strong predictor of LCOS with an odds ratio of 3.5 for an LVEF < 20%, and an odds ratio of 2.0 for an LVEF of 20-39%.11

Current standards in the management of high risk patients undergoing cardiac surgery fall into two categories: pre- and intraoperative prophylaxis against myocardial dysfunction and hemodynamic compromise, and postoperative inotropic and mechanical support in the setting of manifest hemodynamic deterioration.

Standard management of post-cardiac surgery patients includes the use of volume expanders or diuretics to manage volume status, vasoactive agents to support blood pressure, inotropic agents to increase cardiac output, and mechanical devices such as IABP or LVAD to improve cardiac output. Available pharmacologic agents include phosphodiesterase inhibitors (milrinone), antidiuretic hormone analogues (vasopressin), alpha-adrenergic agonists (phenylephrine), and catecholamines (epinephrine, norepinephrine, dopamine, dobutamine, and dopexamine). There is a paucity of evidence to guide physicians in the choice of specific pharmacologic therapies. This lack of evidence has led to a high degree of geographic variability in the use of specific vasoactive or inotropic therapies.13 Furthermore, both catecholamines and phosphodiesterase inhibitors are associated with increased postoperative myocardial oxygen consumption and arrhythmogenesis, and analyses of patients requiring their use have shown higher rates of mortality and other cardiac morbidities including arrhythmias.14, 15

Although there is a general recommendation to employ the use of mechanical assistance, particularly with an IABP, early after recognition of LCOS, there is no evidence to suggest that outcomes are improved.16 A meta-analysis of IABP use in high risk surgical patients suggests that IABP is associated with reduced in-hospital mortality with an odds ratio of 0.18.17 Retrospective analyses which have adjusted for preoperative risk have shown mixed results as to the benefit of prophylactic IABP use.18, 19 IABP use is also associated with complications including prolonged ICU stay, bleeding, sepsis, and development of an ischemic limb.20 IABP are employed in approximately 5% of cardiac surgery cases,13 and outcomes in patients who require IABP use are poor with an estimated mortality rate of 35%.20

1.1.1	Levosimendan

Levosimendan is a promising new agent for the perioperative treatment of cardiac surgery patients to maintain hemodynamic performance and preserve myocardium function and prevent end organ damage. The positive inotropic, vasodilatory and eventual cardioprotective effects combined with neutral effects on myocardial oxygen consumption and intracellular calcium concentrations, make it an ideal candidate for further investigation. The current comparative data on levosimendan with the traditional inotropic agents, suggest that the drug has potential to become a drug of choice among the agents with inotropic properties.

1.1.1.1	Metabolism and Pharmacokinetics

Levosimendan is extensively metabolized before excretion into urine and feces. The main pathway is conjugation with glutathione to form inactive metabolites. The minor pathway (approximately 6% of the total levosimendan dose) is reduction in the intestine to an intermediate metabolite OR-1855, which is further acetylated to an active metabolite, OR-1896.21 The terminal elimination half-life of levosimendan is about 1 hour both in healthy volunteers and in patients with heart failure and it rapidly disappears from the circulation after the infusion is stopped. The elimination half-life of the metabolite OR-1896 is 70-80 hours in heart failure patients and the maximum concentrations are only seen 2-4 days after starting a 24-hour infusion. Thereafter the metabolite is slowly eliminated within two weeks.

The metabolite OR-1896 has been shown to have hemodynamic and pharmacologic properties similar to those of the parent drug in preclinical models, whereas the metabolite OR-1855 had only minor pharmacodynamic effects.22-26 Although patients with a rapid acetylator phenotype produce more OR-1896 than slow acetylators, the hemodynamic responses are similar in the two acetylator types, and no dose adjustments are needed in clinical practice.27

In patients undergoing cardiac surgery, the formation of the metabolites OR-1855 and OR-1896 has been shown to be delayed. Compared to the 2-4 days after initiation of a 24-hour levosimendan infusion in chronic heart failure patients,28 the maximum OR-1896 concentrations were only seen 6 days after starting the infusion in patients undergoing cardiac surgery.29 The reason is not fully known, but may be related to initiation of therapy following a fasting state and the use of broad-spectrum antibiotics. These conditions reduce populations of intestinal bacteria involved in the acetylation of levosimendan, leading to reduced/delayed formation of metabolites OR-1855 and OR-1896. The steady state plasma concentrations of the parent drug were also somewhat lower in cardiac surgery patients than in chronic heart failure with the AUC 14% lower with similar dosing (approximately 1200 vs. 1400 h × ng/mL, respectively).29

1.1.1.2	Pharmacodynamics

Levosimendan produces significant, dose-dependent increases in cardiac output, stroke volume and heart rate, and decreases in pulmonary capillary wedge pressure, mean blood pressure, mean pulmonary artery pressure, mean right atrial pressure and total peripheral resistance.30

The effect of levosimendan on hemodynamic variables was clearly evident already at the end of a 5-min bolus infusion.31 There is no sign of development of tolerance even with a prolonged infusion up to 48 hours.32 Due to the formation of the active metabolite, the hemodynamic effects are maintained several days after stopping levosimendan infusion.33

Compared with dobutamine, levosimendan produces a slightly greater increase in cardiac output and a profoundly greater decrease in pulmonary capillary wedge pressure.34, 35 In contrast to dobutamine, the hemodynamic effects are not attenuated with concomitant beta-blocker use.35 It has also been shown that at 48 hours after the start of infusion, a 24-hour infusion achieves superior hemodynamic effects over a 48-hour dobutamine infusion in patients with severe acute decompensated heart failure on beta-blockers.34

Several studies indicate that levosimendan produces a rapid and sustained decrease in natriuretic peptides. Lilleberg et al.33 found that a 24-hour levosimendan infusion induced a 40% decrease in plasma N-terminal atrial natriuretic peptide (NT-proANP) and N-terminal pro-BNP (NT-proBNP) levels and the treatment effect was estimated to last up to 16 and 12 days, respectively.

The beneficial effects of levosimendan on hemodynamics and neurohormones are not associated with any significant increase in myocardial energy consumption, as evidenced using dynamic positron emission tomography (PET) in hospitalized patients with NYHA III-IV heart failure.36 Similarly, bolus doses of 8 µg/kg or 24 µg/kg did not increase myocardial oxygen consumption in postoperative patients, although cardiac function markedly improved.37

Levosimendan also possesses anti-stunning effects. This was shown in 24 patients with an acute myocardial infarction (AMI) who had undergone percutaneous transluminal coronary angioplasty (PTCA).38 A bolus dose of levosimendan improved the function of stunned myocardium, as evidenced by a substantial reduction in the number of hypokinetic segments in the left ventricular wall compared to placebo.

1.1.1.3	Symptoms in Heart Failure Patients

In the LIDO study in 203 NYHA III-IV heart failure patients, symptoms improved equally well in the levosimendan and dobutamine treated patients at 24 hours after start of infusion (68% and 59%, p = 0.865) groups, respectively, while fatigue improved in 63% and 47% (p = 0.155), respectively.35

In the REVIVE II study in 600 patients hospitalized for worsening heart failure, symptoms over the 5-day assessment period improved significantly more with levosimendan than with placebo.39 The primary endpoint was a composite consisting of patients’ subjective symptom assessments (at 6 hours, 24 hours, and 5 days) and signs of worsening symptoms (including death) during the 5 days after starting a 24-hour trial drug infusion. Improvement was observed more frequently (19 vs. 15%) and worsening less frequently (19 vs. 27%) in levosimendan treated patients compared with placebo (p = 0.015).40 The improvement in the composite endpoint was accompanied by a lower need for rescue medication in the levosimendan group.40, 41

1.1.1.4	Mortality in Heart Failure Patients

In the LIDO study in 203 heart failure patients comparing levosimendan to dobutamine and in the placebo-controlled RUSSLAN study with 504 patients with a recent AMI and left ventricular dysfunction, a significant mortality benefit with levosimendan was observed. These favorable results were not, however, confirmed in two large-scale studies where levosimendan was compared with placebo (REVIVE II, N = 600) and dobutamine (SURVIVE, N = 1327). In the former, a numerical disadvantage and in the latter a numerical advantage with levosimendan was seen. Recent independent meta-analysis with data from 45 randomized studies and 5480 patients found a statistically significant survival benefit of levosimendan both compared to placebo and dobutamine.42

1.1.1.5	Clinical Safety in Heart Failure Patients

Levosimendan infusion has generally been rather well tolerated in this very ill patient population. A full summary of the safety of levosimendan in heart failure patients is included in the Levosimendan (Simdax) Investigator Brochure.1

In REVIVE II and SURVIVE studies, hypotension was more frequently seen with levosimendan compared with placebo, but not when compared with dobutamine. Levosimendan was also associated with a higher incidence of atrial fibrillation both compared with placebo and with dobutamine. However, conflicting results have been presented with regard to ventricular arrhythmias. In REVIVE II a higher incidence of ventricular tachycardia was observed with levosimendan compared with placebo. In SURVIVE, ventricular tachycardia was observed with similar frequency in the levosimendan and dobutamine groups.43 In both studies, cardiac failure as an adverse event was less frequent in levosimendan arm, although the result was statistically significant only in SURVIVE.

The changes in safety laboratory variables have been modest in levosimendan studies. Clinically insignificant decreases in hemoglobin, erythrocyte and red blood cell counts have been observed. Also decrease in potassium levels have been seen with levosimendan more often than with comparators.

1.1.1.6	Clinical Efficacy in Cardiac Surgery Patients

Orion has conducted four studies with levosimendan in cardiac surgery. In addition, numerous investigator-initiated studies have been conducted. These studies suggest that levosimendan protects the myocardium and improves tissue perfusion, while minimizing the tissue damage during the cardiac surgery and reperfusion periods.

1.1.1.7	Orion-sponsored studies

The first three Orion-sponsored studies utilized bolus doses only or were performed in stable patients and are not described in detail. These mechanistic studies confirmed that that levosimendan increases cardiac output and stroke volume and reduces peripheral vascular resistance also in cardiac surgery patients. No increase in myocardial oxygen consumption or impairment of diastolic function was observed.36, 37

In the fourth study, levosimendan was compared with placebo in a randomized double-blind study of 60 patients with 3-vessel coronary disease and LVEF < 50%.29 Levosimendan with a bolus of 12 μg/kg was started immediately after induction of anesthesia, followed by an infusion of 0.2 μg/kg/min for 24 hours. Primary weaning, the primary endpoint, was successful in 22 patients (73%) in the levosimendan group and 10 patients (33%) in the placebo group (p = 0.002). The odds ratio for failure in primary weaning was 0.18 (95% confidence interval [CI], 0.06 to 0.55). Four patients in the placebo group failed the second weaning and underwent IABP compared with none in the levosimendan group (p = 0.112).

Levosimendan treatment was associated with lower levels of lactate, indicating a better tissue perfusion, and associated with lower levels of troponin T, indicating less myocardial damage. Fewer inotropic agents, but more vasopressors, were needed in the levosimendan-treated patients.

1.1.1.8	Investigator-initiated Studies

Levosimendan was compared to milrinone in a randomized, blinded study in patients undergoing elective cardiac surgery with CPB. In this study, 30 patients with preoperative LVEF < 30% were randomized to milrinone (mean 0.5 μg/kg/min for 83 hours, n = 15) or to levosimendan (mean 0.1 μg/kg/min for 19 hours, n = 15).44 Study drugs were started immediately after the release of the aortic crossclamp and all patients received additional dobutamine 5 μg/kg/min. Levosimendan showed similar hemodynamic effects to milrinone on stroke volume during the first hours after starting the surgery, immediately after the end of CPB, and significantly more pronounced effect at 12, 24 and 48 hours after arrival at the ICU.

Significantly higher dobutamine and norepinephrine use and significantly longer time on IABP and tracheal intubation time in the milrinone group were reported. Mortality was numerically higher in milrinone treated patients.

Levin et al.45 performed an open-label, randomized study in cardiac surgery patients developing postoperative LCOS. Levosimendan, 10 μg/kg for 1 hour (i.e. 17 μg/kg/min), followed by 0.1 μg/kg/min for 24 hours or dobutamine (5-12.5 μg/kg/min) were started to treat LCOS. Diagnosis of LCOS was made within 6 hours after operation with the following criteria: pulmonary capillary wedge pressure ≥ 16 mmHg, cardiac index < 2.2 L/min/m2, and mixed venous saturation < 60%. In total, 1004 consecutive heart surgeries were evaluated. LCOS was detected in 137 patients (13.6%) and 69 patients were randomized to levosimendan and 68 to dobutamine. Levosimendan showed superior effect on cardiac index and mixed venous saturation, less need for an additional inotropic drug (8.7 vs. 36.8%; p < 0.05), need for a vasopressor (11.6 vs. 30.9%; p < 0.05), or need for balloon counterpulsation (2.9 vs. 14.7%; p < 0.05). More importantly, the outcome effects were in favor of levosimendan; statistically significantly fewer perioperative MIs, acute renal failures, ventricular arrhythmias, prolonged ventilator assistance and sepsis were observed in the levosimendan group. Also mortality (8.7 vs. 25%) and length of ICU stay (66 vs. 158 h) were significantly (p < 0.05) lower in levosimendan treated patients.

Tritapepe et al.46 performed a randomized, double-blind, placebo-controlled study in 106 patients undergoing elective multivessel CABG. Levosimendan, administered as a bolus only (24 μg/kg over 10 minutes), or placebo was given before the initiation of CPB. Significantly higher postoperative values of mean arterial pressure, cardiac index and cardiac power index and lower systemic vascular resistance index were observed in the levosimendan group. Troponin I increases were significantly lower with levosimendan. The need for inotropic agents was greater; the time on ventilator and length of ICU stay were longer in the placebo group.

Lahtinen et al.47 reported a randomized, double-blind, placebo-controlled study in 200 patients assigned to undergo heart valve or combined heart valve and CABG surgery. These patients had a relatively high normal LVEF (mean 55%). Levosimendan was given as a 24-hour infusion started at the induction of anesthesia with a 24 µg/kg bolus over 30 min and thereafter at a dose of 0.2 µg/kg/min. The primary outcome measure was heart failure, defined as cardiac index < 2.0 L/min/m2 or failure to wean from CPB necessitating inotrope administration for at least 2 hours postoperatively after CPB. Heart failure was less frequent in the levosimendan compared to the placebo group: 15% in the levosimendan and 58% in the placebo group, p < 0.001. In line, a rescue inotrope, epinephrine, was needed less frequently in the levosimendan group (risk ratio 0.11; 95% CI 0.01-0.89), and IABP was utilized in one patient (1%) in the levosimendan and in nine patients (9%) in the placebo group (risk ratio 0.11; 95% CI 0.01-0.87). The cardiac enzymes (CK-MB isoenzyme mass) indicating myocardial damage were lower in the levosimendan group on the first postoperative day, p = 0.011. The levosimendan group had more hypotension and needed norepinephrine more often; 83 vs. 52 patients, p < 0.001. No difference in in-hospital and 6-month mortality was seen (12% of the patients died in both groups).

An additional summary of the pharmacodynamic response to levosimendan in cardiac surgery patients is included in Section 3.2.2 Rationale for Study Drug Infusion Regimen.

Levin et al.48 investigated the safety and effectiveness of levosimendan when administered to patients in advance of CABG surgery. The study was a prospective, randomized placebo controlled study of CABG patients with LVEF < 25% using CPB. This study screened 1798 consecutive CABG patients at two teaching hospitals, randomizing 221. Exclusion criteria included patients receiving valves alone or in combination with CABG, patients with serum creatinine (S-Cr) >2.5 mg/dL or dialysis, patients with congenital abnormalities or receiving emergency procedures, and patients that had received treatment with inotropic drugs or IABP in the previous 14 days.

Study drug was initiated ~24 hours prior to surgery at 10 µg/kg over the first hour (i.e. 0.17 µg/kg/min), followed by adjustment of the dose to 0.1 µg/kg/min for an additional 23 hours along with standard of care. The primary endpoints were all-cause mortality at 30 days and development of LCOS defined as cardiac index < 2.2 L/min/m2, mixed venous oxygen saturation (SVO2) < 60% and pulmonary capillary wedge pressure >18 mmHg. Secondary endpoints included morbidity (renal failure, dialysis, respiratory failure, stroke, acute respiratory distress syndrome [ARDS]), requirements for inotropic and vasopressor drugs, and need for IABP.

The patients’ operative therapy was balanced across treatments. The cardiac index of patients receiving levosimendan was significantly greater than the placebo arm with means of 3 L/min/m2 one hour after initiating therapy and was sustained through the 48-hour postoperative period.

Levosimendan patients had significantly lower incidences of 30-day mortality and LCOS, representing the primary endpoints of the study (Table 3).48

  Table 3. Postoperative Primary Outcomes in High Risk CABG Patients after Preoperative Infusion of Levosimendan or Placebo.

/Drug	Levosimendan n (%)	Placebo n (%)	P value N
N	111	110
Mortality	3 (2.7)	12 (10.9)	0.001
LCOS	7 (6.3)	20 (18.2)	0.001

Patients receiving levosimendan had a lower incidence of postoperative nonfatal MI, renal failure, dialysis and respiratory failure. The difference in nonfatal MI was significant. The incidence of stroke and ARDS was low and comparable across treatment arms (Table 4).48

  Table 4.  Postoperative Secondary Outcomes of Morbidity in High Risk CABG Patients after Preoperative Infusion of Levosimendan or Placebo.

Drug	Levosimendan n (%)	Placebo n (%)	P value
N	111	110
Dialysis	1 (0.9)	7 (6.4)	0.02
Respiratory failure	12 (10.8)	19 (17.3)	NS (0.1)
Stroke	3 (2.7)	2 (1.8)	NS
ARDS	1 (0.9)	2 (1.8)	NS
Nonfatal MI	1 (0.9)	6 (5.4)	<0.05

Levin et al.48 identified a decreased incidence of difficulty in weaning patients in the levosimendan-treated group. Fewer patients in the levosimendan arm required inotrope, vasopressor and IABP therapy to maintain patient hemodynamics (Table 5).

  Table 5.  Postoperative Weaning Difficulty and Therapy Requirements in High Risk Patients after Preoperative Infusion of Levosimendan or Placebo.

Drug	Levosimendan n (%)	Placebo n (%)	P value
N	111	110
Difficulty in weaning	2 (1.8)	13 (11.8)	<0.05
Inotropes	6 (5.4)	52 (47.3)	<0.05
Vasopressors	5 (4.5)	28 (25.4)	<0.05
IABP	3 (2.7)	22 (20)	<0.05

Levosimendan was well-tolerated relative to placebo in addition to standard care. The incidence of supraventricular and ventricular arrhythmias were lower in levosimendan patients (Table 6).48 Hypotension was observed in 8 levosimendan patients and resolved with fluid infusions.

  Table 6.  Postoperative Complications in Cardiac Surgery Patients.

	Levosimendan (N = 127)		Placebo (N = 125)		P value
■ Complication	n	(%)	n	(%)
■ Mortality	5	(3.9)	16	(12.8)	<0.05
■ Complicated weaning	3	(2.4)	12	(9.6)	<0.05
■ LCOS	9	(7.1)	26	(20.8)	<0.05
■ New renal failure	7	(5.5)	18	(14.4)	<0.05
■ Dialysis	3	(2.4)	8	(6.4)	NS
■ Prolonged stay on ventilator	7	(5.5)	21	(16.8)	<0.05
■ Postoperative myocardial infarct	1	(0.8)	8	(6.4)	<0.05
■ Vasoplegic syndrome	3	(2.4)	12	(9.6)	<0.05
■ Atrial fibrillation	18	(14.2)	40	(32.0)	<0.05
■ Ventricular arrhythmia	8	(6.3)	19	(15.2)	<0.05
■ Systemic inflammatory response syndrome	4	(3.1)	15	(12.0)	<0.05
■ Sepsis	2	(1.6)	10	(8.0)	<0.05
■ Transitory ischemic attack	2	(1.6)	2	(1.6)	NS
■ Cerebrovascular accident	2	(1.6)	2	(1.6)	NS
NS: not significant

1.1.1.9	Mortality in cardiac surgery

Maharaj et al.49 have published a meta-analysis of 17 controlled clinical studies of levosimendan in cardiac surgery patients, including 729 patients. They identified an odds ratio of 0.41 in favor of levosimendan with 95% CI of 0.23, 0.74, a significant reduction (p = 0.003) in mortality of patients treated with levosimendan.

The most recent and comprehensive meta-analysis by Landoni et al.42 of mortality with intravenous levosimendan identified 17 studies in cardiac surgery patients. These studies included 1233 patients (of which 635 received levosimendan). Levosimendan reduced mortality compared with the control arm significantly (5.8% in the levosimendan group versus 12.9% in the control arm; risk ratio 0.52 with 95% CI 0.35-0.76).

1.1.2	Overall Rationale for the Study

Medical practice associated with cardiac surgery has evolved in the last decade to aggressively manage patients in order to minimize the manifestations of LCOS in the peri- and post-surgical periods. Despite advances, 5-10% of these patients develop LCOS.

Post-cardiotomy LCOS may be defined as the need for postoperative pharmacologic stimulation of ventricular contraction and/or mechanical circulatory support to maintain systolic blood pressure (SBP) > 90 mmHg or a cardiac index > 2.2 L/min/m2. Mortality in patients who develop LCOS is 10-15 fold higher than for the general cardiac surgery population. In addition, LCOS is also associated with significant morbidity and low tissue/organ perfusion injury, including MI and renal failure

Transient myocardial depression typically associated with CPB surgery places patients at risk of LCOS. The risk for LCOS is increased in patients with pre-existing low LVEF, diabetes, prior CABG surgery, emergency surgery, as well as for those patients who are female or older than 70 years of age. These higher risk patient groups represent a fast growing subset of the cardiac surgery patient population. New therapies are needed to minimize their risk of morbidity and mortality. This has led many investigators to use levosimendan in cardiac patients where the drug is approved and marketed for treatment of acute decompensated heart failure.

Prophylactic treatment of cardiac surgery patients at high risk of LCOS is a unique setting for levosimendan’s clinical development. The condition represents an acute decline in cardiac function presumably as a result of ischemia/reperfusion injury with cardioplegic arrest and the use of CPB leading to a cardiac index < 2.2 L/min/m2.

Currently, there are no pharmacologic therapies approved to reduce the incidence of LCOS or the associated mortality and morbidity. When cardiac function declines, pharmacologic and mechanical assist therapies are employed to optimize hemodynamic performance to ensure CPB weaning success and minimize peripheral tissue/organ damage. This management is particularly important in those cardiac surgery patients whose hearts have little margin for further diminished capacity, the cardiac surgery population at high risk for LCOS characterized by low LVEF.

A unique pharmacodynamic profile has differentiated levosimendan from other agents typically used in acute decompensated cardiac patients. The drug increases cardiac contractility through calcium sensitization of troponin C. Unlike other positive inotropes, levosimendan is not associated with substantial increases in oxygen demand. Levosimendan has been demonstrated a vasodilator of the arterial and venous circulation through its activity on KATP channels. Unlike milrinone, however, levosimendan is also a vasodilator of the coronary circulation. Levosimendan also uniquely opens KATP of mitochondria within cardiomyocytes, an activity associated with reduced apoptosis in nonclinical models and reduced circulating troponin levels in acute decompensated heart failure and cardiac surgery patients.

2.	OBJECTIVES

Main Study Hypothesis:

The hypothesis is that levosimendan is superior to placebo in reducing clinical events including all-cause death, perioperative MI, need for dialysis, or use of mechanical assist (IABP of LVAD) in subjects with reduced ejection fraction undergoing cardiac surgery on CPB.

Primary Objectives:

Primary objective is to evaluate the efficacy of levosimendan compared with placebo in reducing the co-primary endpoints of 30-day composite of all-cause death or use of mechanical assist (IABP or LVAD) or the composite endpoint of all-cause death, perioperative MI, need for dialysis, or use of mechanical assist (IABP or LVAD) in subjects with reduced LVEF undergoing cardiac surgery on CPB.

Secondary Objectives:

Secondary efficacy objectives will evaluate the effect of levosimendan compared with placebo when administered in addition to standard therapies on the:

●	Duration of ICU/CCU LOS during the index hospitalization.

●
Incidence of LCOS defined as cardiac index ≤ 2.0 L/min/m2 for ≥ 30 minutes despite optimal fluid balance and maximal inotropic support (dobutamine, milrinone, epinephrine, norepinephrine), with the fluid balance and maximal inotropic dose at the investigator’s discretion.

●	Postoperative use of secondary inotrope dobutamine, milrinone, and epinephrine, associated with the index surgical procedure.

Safety Objectives:

Safety objectives will evaluate the effect of levosimendan compared with placebo, when administered in addition to standard of care therapies on the:

● Occurrence of all-cause mortality from randomization through Day 90.

● Postoperative atrial fibrillation.

Other Exploratory Objectives:

Other exploratory objectives will be:

●
The effect of levosimendan compared with placebo when administered in addition to standard therapies on extended health resource utilization surmised from hospitalization for any cause and duration of rehospitalization up to 30 days.

3.	OVERVIEW OF STUDY DESIGN

3.1	Study Design

This is a randomized, double-blind, placebo-controlled, multicenter study of levosimendan in subjects with pre-existing left ventricular systolic dysfunction (documented LVEF ≤ 25%) with or without heart failure (NYHA functional Class I-IV) undergoing 1) CABG surgery, with or without mitral valve replacement or repair, or 2) isolated mitral valve surgery patients; all patients randomized with planned CPB. Approximately 760 subjects will be enrolled in the study. Subjects will be randomly assigned to receive either levosimendan or a matching placebo in a 1:1 ratio. The study will be divided into a screening phase, a double-blind treatment phase that consists of the pre-, intra- and postoperative periods through hospital discharge, a double-blind post-treatment and follow-up phase from hospital discharge through Day 30. Day 1 is the day of study drug (levosimendan or matching placebo) initiation. Subjects will have screening procedures performed to determine eligibility within the 30 days before CABG surgery.

On the day of surgery, following acquisition of vital status measurements, subjects will be randomly assigned to a treatment group using an IVRS after they have met all of the inclusion criteria and none of the exclusion criteria. Every attempt will be made to start treatment with study drug as soon as possible after randomization but generally within 1 hour after randomization. However, in all cases study drug must be initiated after arterial line insertion and before skin incision. If not already in place, a Swan-Ganz catheter should be inserted as soon as possible after study drug initiation. Study drug will be administered as an infusion of 0.2 µg/kg/min for the first hour with adjustment of the dose to 0.1 µg/kg/min for an additional 23 hours. The dose of study drug may be decreased, interrupted, or discontinued for safety reasons. See Section 6, Dosage and Administration, for additional information on dosage adjustment.

All subjects may receive additional standard of care medications including inotropes, vasopressors, vasopressin, antiarrhythmics, diuretics, nitrates, and nitric oxide as needed. Due to the potential hypotensive effects of the study drug, the concomitant use of vasodilatory drugs should be used with caution.

Concomitant use of nesiritide is not permitted in randomized patients.

Cardiac biomarkers (CK and CK-MB fractions and cardiac troponin) will be obtained at baseline and then q 12 hours for the first 48 hours and then if clinically indicated for ischemic symptoms. Electrocardiogram (ECG) will be performed at baseline, postoperative day 0, 1 and 2 and then if clinically indicated for ischemic symptoms. For the use of IABP, LVAD or new dialysis will also be recorded. Following hospital discharge, subjects will be contacted by phone on Day 30 and will be assessed for their need for postoperative dialysis and the occurrence of death. Every effort should be made to acquire source documentation for each endpoint.

                   Healthcare resource utilization data will be collected through Day 30 of the study.

Subjects who were randomly assigned to study drug but did not receive it will be followed through Day 30 for the need for postoperative dialysis, postoperative ventricular assist device (IABP or LVAD) and the occurrence of death.

All subjects will be asked to provide contact details, including a named representative who has personal knowledge of the subject, to ensure follow-up for vital signs through Day 30 (see Section 9.1.3, Pre-Surgery Phase, for more on contact information). If the subject has died, every effort will be made to obtain the circumstances, cause and date of death.

There will be 2 independent committees used in this study: a Steering Committee (SC) and a Data and Safety Monitoring Committee (DSMC). Further details on these committees and their responsibilities are provided in Section 3.2.5, Study Committees.

The study design is shown in Figure 1.

  Figure 1.       Schematic of levosimendan study design in cardiac surgery patients.

3.2	Study Design Rationale

3.2.1	Rationale for Enrolling Patients with Left Ventricular Systolic Dysfunction

This clinical trial is designed to determine whether levosimendan initiated prior to cardiac surgery and in addition to current standard care, will reduce the peri- and postoperative morbidity and mortality in patients at risk for LCOS. This management is particularly important in those cardiac surgery patients whose hearts have little margin for further diminished capacity, the cardiac surgery population at high risk for LCOS characterized by low LVEFs. The proposed cardiac patient population with LVEF <25% has been selected to represent those patients at highest risk of reduced cardiac performance (LCOS) through the period of surgical ischemia and its post-surgical impact. Their higher rates of morbidity and mortality, associated with inadequate management of LCOS, can provide sufficient power to demonstrate levosimendan’s efficacy in the cardiac surgery population.

The Society of Thoracic Surgeons National Adult Cardiac Surgery Database (STS NCD) have recently published updated risk models of the STS CABG patients,6, 50 CABG with valve patients,6, 50 and isolated mitral valve patients.12 These models include a five year period ending December 31, 2006 at over 800 participating centers. As with all large multicenter databases that span a long period of time there are numerous assumptions in the data and limitations to its analysis and interpretation.

These analyses of the STS database indicate the control group in a target population of low LVEF CABG and CABG-mitral valve patients would be expected to have an overall mortality rate in the range of 5-11.5%, with the median being in the 5-7% range (Table 7). Similar risk has been observed in mitral valve patients with low LVEF.

Table 7.   Mortality associated with LVEF in CABG and/or valve patients based on STS database.

Database/Trial	Death @ 30 days
STS Data Base-CABG only Low LVEF Cohort <25% (proportion of overall patients, 3.3%)	7.2%
STS Data Base-CABG only Low LVEF Cohort 25-34%. (proportion of overall patients, 7.4%)	4.6%
Overall STS Data Base-CABG+valve (proportion of overall CABG+valve patients with LVEF <25% =5.7%, between 25-34% 10.8%)	6.8%
Overall STS Data Base-CABG+AVR replacement	5.6%
Overall STS Data Base-CABG+MVR replacement	11.6%
Overall STS Data Base-CABG+MVR repair	7.4%

These event rates are supported by placebo event rates in published cardiac surgery trials with similar patient populations, PRIMO-CABG, STICH, and NAPA (Table 8).

●
 The PRIMO-CABG Trial was a high risk CABG trial that enrolled high risk patients, including prior CABG and combined CABG+valve surgery patients. (N=3099).51 In addition, PRIMO CABG included a high risk subset of patients with history of Prior CHF (N = 473).9

●	The STICH trial included a high risk CABG cohort (N = 610). The average EF across the study was approximately 27%.5

●	The NAPA Trial was a small trial of 279 low EF CABG patients (mean EF was 30%).10

  Table 8.  Mortality associated with LVEF in CABG and/or valve patients based on STS database.

Database or Trial	N	Death@30 days	Death or nonfatal MI
PRIMO-CABG	3099	4.6%	16.2%
PRIMO-CABG, Prior CHF Cohort	473	5.3%	18.6%
STICH CABG	610	3.6%	NR
NAPA EF < 35%	279	5.7%	NR

NR = not reported

The Duke Clinical Research Institute (DCRI) reviewed several High Risk CABG trial databases to assess event rates in Low EF CABG patients across four controlled clinical trials. This analysis identified event rates at a range of 11.0-23.5% for the dual endpoint of death and mechanical assist (IABP, LVAD) and 28.7-32.1% in the combined endpoint of death, MI, dialysis, and mechanical assist (IABP, LVAD) (DCRI, personal communication).

3.2.2	Rationale for Study Drug Infusion Regimen

An infusion dose of 0.1 µg/kg/min for 24 hours has been selected for the proposed levosimendan study in cardiac surgery patients at high risk for post-cardiotomy LCOS. This dose is based on the pharmacokinetics, hemodynamics, metabolism and safety data with the drug in the acute decompensated heart failure and cardiac surgery patients, as well as the empiric data emerging from investigator-initiated studies in cardiac surgery patients.

Initial studies of levosimendan in the cardiac surgery population have evaluated the hemodynamic effects of the drug following a bolus dose from 6-24 µg/kg with or without a continuous infusion. The majority of clinical studies in cardiac surgery patients have included a dose regimen ranging from 0.1 to 0.2 µg/kg/min, mainly employed for 24 hours.

A study conducted by De Hert et al.44, 52 is particularly relevant to our proposal to use 24-hour infusion of 0.1 µg/kg/min. The study with milrinone as a comparator demonstrated that levosimendan with a dose of 0.1 µg/kg/min is effective in improving patient hemodynamics within 2-4 hours of administration. Further, the effect is maintained beyond the infusion period, at least to 48 hours (Figure 2).

Levosimendan (0.1 μg/kg/min) or milrinone started immediately after the release of the aortic crossclamp.

  Figure 2. Stroke Volume with Levosimendan or Milrinone in Cardiac Surgery Patients with Preoperative LVEF < 30%.

This dose has been well-tolerated without the increases in the incidence of hypotension and tachycardia that have been observed at higher infusion rates and with the use of bolus. Importantly, several studies utilizing the 0.1 µg/kg/min levosimendan infusion regimen for 24 hours were conducted in cardiac patients with LVEFs within the range of the proposed study.

Recent correspondence with European cardiac surgeons with published investigator-initiated studies of levosimendan in treatment of cardiac surgery patients has been consistent in support for an infusion dose of 0.1µg/kg/min without a bolus. A recent meta-analysis of levosimendan studies by Landoni et al.42 compared studies using low-dose with high-dose levosimendan infusion rate, indicating a trend toward a reduction in mortality in the low-dose group (t = 1.90, p = 0.065). Studies of patients receiving levosimendan at higher doses had a significant increase in hypotension in the levosimendan group; RR = 1.44 (1.25-1.64), p value for effect <0.001. No difference in hypotension was observed between groups that used low-dose levosimendan infusion compared to the control arm.

A higher infusion rate of 0.2 µg/kg/min has been selected for the first hour of levosimendan infusion. Levin et al.48 have demonstrated a 0.17 µg/kg/min initial infusion dose for 1 hour (=10 µg/kg in 60 min) with adjustment of the dose to 0.1 µg/kg/min for an additional 23 hours is effective within 1 hour and sustained for 48 hours (Figure 3).

  Figure 3.  Cardiac Index following initiation of levosimendan or dobutamine through 48 hours

3.2.3	Rationale for Co-primary Endpoints

The co-primary composite endpoints include clinically important and measureable outcomes of levosimendan’s activity in maintaining the myocardium through surgery and recovery and the consequences of myocardial stunning manifested by LCOS.

Mortality: All-cause mortality through 30 days covers the peri- and post-surgical period in which cardiac surgery patients are at highest risk. Extending the period to primary study endpoint analysis to 30 days will provide appropriate demonstration of the durability of levosimendan’s effectiveness and be included within co-primary endpoints.

Myocardial Infarction: Perioperative MI is an established clinical risk in cardiac surgery patients and those patients presenting with LCOS. The Joint ESC/ACF/AHA/WHF Task Force for the Redefinition of Myocardial Infarction (2007) identified criteria for perioperative MI representing to the myocardium including CK-MB peaks >5 times the 99th percentile of the upper reference limit for the biomarker as representative of clinically meaningful damage. This study will define perioperative MIs (through postoperative Day 5) as CK-MB fraction > 100 ng/mL (or CK-MB > 10xULN) irrespective of ECG changes or CK-MB > 50 ng/mL (or CK-MB > 5xULN) with new Q wave in two contiguous leads or LBBB on ECG through postoperative Day 5.

Need for Dialysis: Studies in cardiac surgery patients have shown that 1% to 5% progressed to renal failure requiring dialysis. Mortality in this group ranges from 38% to 52% supporting the inclusion of renal failure in the primary composite endpoint. This study will identify Dialysis within 30 days as part of the quad co-primary endpoint.

Use of Mechanical Assist (IABP, LVAD) following the start of surgery for poor cardiac function despite inotropic support and adequate fluid replacement: Post-cardiotomy LCOS is generally defined as a patient’s inability to maintain a cardiac index > 2.0 L/min/m2. Cardiac surgery patients are treated with inotropic agents, after optimizing for volume status, heart rate, and rhythm, to enhance the cardiac output when a patient’s cardiac index falls below 2.0 L/min/m2. If the cardiac output remains suboptimal a second inotrope is generally selected. Mechanical assist devices, such as an IABP or a LVADs, are generally employed where the patient’s cardiac index persists at <2.0 L/min/m2 despite maximal inotrope therapy, where maximal inotropic support is defined as the use of two inotropes (dobutamine, milrinone, epinephrine, norepinephrine) with the dose at the physician’s discretion.53 This study will identify Use of Mechanical Assist through post-op Day 5 as part of co-primary endpoints.

The use of an IABP is associated with substantial and well-known morbidity, including artery injury, aortic perforation, femoral artery thrombosis, peripheral embolization, femoral vein cannulation, limb ischemia, and visceral ischemia.20, 54, 55 In their review of IABP use in the Benchmark Registry, Cohen et al.55 identified a 5-6% incidence of IABP-related mortality, major limb ischemia, severe bleeding, and balloon failure of the >22,000 cases reviewed. Parissis et al.20 analyzed the early and intermediate outcomes for patients requiring IABP in a cohort of 2697 adult cardiac surgical patients. The subgroup of 136 patients that required IABP support had a higher incidence of reoperation for bleeding (11.8% vs. 4.5%), prolonged ventilation (42.6% vs. 7%), re-intubation rate (18.4% vs. 4.9%), tracheostomy rate (9.6% vs. 1.2%) and new dialysis (23.5% vs. 4.9%).

Other studies have reviewed morbidity associated with newer mechanical assist devices. Cheng et al.56 compared the newer LVADs to the IABP in a meta-analysis of cardiogenic shock patients. Although use of percutaneous LVAD resulted in a better hemodynamic profile compared with IABP counter pulsation, the LVAD use was associated with higher morbidity (increased leg ischemia, device related bleeding), without improvement in 30-day survival.

3.2.4	Rationale for Health Care Utilization Data Collection

With the growing demand on limited health care resources and concern about health care expenditures, the adoption of new treatments depends increasingly on the value proposition and cost-effectiveness of the therapy. A critical source for this evidence comes from prospectively collected health care resource utilization in randomized clinical trials alongside clinical endpoints. Health care resource utilization data collected from this study are key inputs for developing a value proposition for levosimendan. Health care resource utilization data will be used in future economic modeling; the construction and reporting of the economic model will be conducted separately from this study.

3.2.5	Rationale for Measuring Biomarkers

Perioperative MI (through postoperative Day 5 documented as increased CK-MB levels > 100 ng/mL (or CK-MB > 10xULN) irrespective of ECG changes or CK-MB > 50 ng/dL (or CK-MB > 5xULN) with new Q waves longer than 30 ms or LBBB prospectively identify a cohort of patients with an increased risk for morbidity and mortality in patients undergoing CABG surgery. Therefore it is of interest to evaluate whether levosimendan reduces this event as well as morbidity and mortality in this high-risk cohort of subjects undergoing CABG surgery.

3.3	Study Committees

3.3.1	Steering Committee (SC)

The study will be conducted under the leadership of an independent academic SC that will have overall responsibility for protocol design, study conduct, and publication of results. If there is a safety concern raised by the DSMC, the SC will review and consider recommendations from the DSMC and make recommendations to the sponsor.

3.3.2	Data and Safety Monitoring Committee (DSMC)

An independent DSMC will be established to monitor the progress of the study and to ensure that the safety of subjects enrolled in the study is not compromised. The DSMC will consist of physician(s) with expertise in clinical trials and cardiac surgery and a statistician with experience in clinical trials. The committee will be supported by an independent unblinded statistician who is not otherwise involved in the conduct or analysis of the study. Details of the composition, roles, responsibilities, and processes of the DSMC are documented in the DSMC Charter. The independent DSMC will review safety data (see Section 12.2.5, Processing Primary Clinical Endpoint Safety Events) on an ongoing basis and may recommend stopping or amending the study based on safety findings. The DSMC will not be otherwise involved in the conduct of the study.

4.	STUDY POPULATION

4.1	General Considerations

Approximately 760 subjects (380 per treatment group) will be enrolled in this study. The study population will consist of men or women with pre-existing reduced left ventricular ejection fraction ≤ 25%, and who are undergoing 1) CABG surgery, with or without mitral valve replacement or 2)  isolated mitral valve repair; all patients with CPB. All subjects must be 18 years of age or older.

The specific inclusion and exclusion criteria for enrolling subjects in this study are described in the following sections.

4.2	Inclusion Criteria

Subjects must satisfy the following criteria to be enrolled in the study:

●	Men or women, 18 years of age or older.

●	Documented LVEF ≤25% measured by nuclear scan, echocardiogram (ECHO), or ventriculogram, within 60 days before surgery.

●	Scheduled to undergo 1) CABG surgery with or without mitral valve replacement, or 2) isolated mitral valve repair; all patients on CPB.

●
Signed (by the subjects or their legally acceptable representatives) informed consent document indicating that they understand the purpose of and procedures required for the study and are willing to participate in the study.

4.3	Exclusion Criteria

Potential subjects who meet any of the following criteria will be excluded from participating in the study:

●	Restrictive or obstructive cardiomyopathy, constrictive pericarditis, restrictive pericarditis, pericardial tamponade, or other conditions in which cardiac output is dependent on venous return.

●
Pulmonary disease (severe chronic obstructive pulmonary disease [COPD], asthma, or other condition) that, in the opinion of the investigator, represents an independent clinical risk to the cardiac surgery and recovery of the patient.

●	Evidence of systemic bacterial, systemic fungal, or viral infection within 72 hours before surgery.

●	Chronic dialysis at baseline or within 30 days of CABG/mitral valve surgery (either hemodialysis, peritoneal dialysis, continuous venovenous hemodialysis).

●	Estimated glomerular filtration rate (eGFR) < 30 mL/kg/min or evidence of worsening renal function before CABG/mitral valve surgery.

●	Weight ≥ 170 kg.

●	Patients whose SBP cannot be managed to ensure SBP > 90 mmHg at initiation of study drug.

●	Heart rate ≥ 120 bpm, persistent for at least 10 minutes.

●	Hemoglobin < 80 g/L within 4 hours before baseline.

●	Serum potassium < 3.5 mmol/L at baseline.

●	A history of Torsades de Pointes.

●	Mechanical assist device (IABP, LVAD) in previous 30 days or pre-planned use of IABP or LVAD during or following CABG/mitral valve surgery.

●	Patients with aortal femoral inclusive disease that would prohibit use of IABP.

●	Planned aortic valve repair or replacement.

●	Liver dysfunction Child Pugh Class B or C (see Attachment 3)

●	Patients having severely compromised immune function

●	Pregnant, suspected to be pregnant, or breast-feeding.

●	Received an experimental drug or used an experimental medical device in previous 30 days.

●	Known allergic reaction or sensitivity to Levosimendan or excipients.

●	Received commercial Levosimendan within 30 days before the planned start of study drug.

●
Employees of the investigator or study center, with direct involvement in the proposed study or other studies under the direction of that investigator or study center, as well as family members of the employees or the investigator.

4.4	Prohibitions and Restrictions

Potential subjects must be willing to adhere to the following prohibitions and restrictions during the course of the study to be eligible for participation.

●	Women of childbearing potential must agree to remain on an effective method of birth control or remain abstinent throughout the study.

5.	RANDOMIZATION AND BLINDING

5.1	Overview

Randomization will be used to avoid bias in the assignment of subjects to treatment, to increase the likelihood that known and unknown subject attributes (e.g., demographic and baseline characteristics) are evenly balanced across treatment groups, and to enhance the validity of statistical comparisons across treatment groups. Blinded treatment will be used to reduce potential bias during treatment, data collection and evaluation of clinical endpoints.

On the day of surgery, following acquisition of vital signs measurements, subjects will be randomly assigned to a treatment group using an IVRS system after they have met all of the inclusion criteria and none of the exclusion criteria.

Study drug (levosimendan or matching placebo) will be initiated as soon as possible after randomization, following arterial line incision, and before surgical incision. If not already in place, a Swan-Ganz catheter should be inserted as soon as possible after study drug initiation.

5.2	Procedures

Subjects will be assigned to 1 of 2 treatment groups (levosimendan 0.2 µg/kg/hr for first hour, followed by 0.1 µg/kg/min up to 24 hours or matching placebo) in a 1:1 ratio based on a computer-generated randomization schedule prepared before the start of the study by an independent statistical group not otherwise involved in the conduct or analysis of the study.

The subject number and treatment code will be assigned after contacting the IVRS. The caller must use their own user identification (ID) and personal identification number (PIN), and then give the requested subject details (e.g., subject initials, subject’s date of birth, and demographics). Based on this information, the IVRS will assign a unique subject number and treatment code, which will dictate the treatment assignment for that subject. The IVRS will then also assign a medication kit that matches the treatment code to which the subject has been randomized.

If a potential subject is randomly assigned to treatment but is found to be ineligible before the study drug infusion is started, the investigator will not proceed with study drug administration. The potential subject will be considered randomized but not treated, and the sponsor must be notified. The investigator will document the reason that the potential subject is no longer a study candidate. The investigator will manage the patient’s medical condition according to usual clinical practice, and specific study-related procedures (other than those listed below) will not be performed. Subjects who are randomly assigned to treatment but not treated will be followed through Day 30 for the post-discharge MI, need for postoperative dialysis, IABP or LVAD; and the occurrence of all-cause mortality.

The study drug container will have a 2-part, tear-off label with directions for use and other information on each part. The tear-off section of the label will be removed and attached to the subject’s drug accountability form when the drug is dispensed. The second part of the label will remain affixed to the study drug container and will contain all identifying information except for the dose of the drug contained.

The investigator will not be provided with randomization codes. The codes will be maintained within the IVRS, which has the functionality to allow the investigator to break the blind for an individual subject if necessary to provide care for the patient.

Under normal circumstances, the blind should not be broken until all subjects have completed the study (defined as Day 90) and the database for the Day 90 data is locked. Otherwise, the blind should be broken only if specific emergency treatment would be dictated by knowing the treatment status of the subject. In such cases, the investigator must contact the sponsor or designee. If the investigator is unable to contact the sponsor or designee, the investigator may, in an emergency, determine the identity of the treatment by telephoning the IVRS. The sponsor must be informed as soon as possible. The date, time, and reason for the unblinding must be documented in the appropriate section of the electronic case report form (eCRF) and in the source document. The fax copy received from the IVRS indicating the code break must be retained with the subject’s file.

6.	DOSAGE AND ADMINISTRATION

Subjects should be monitored and their hypotension (mean arterial pressure [MAP] < 60 mmHg, SBP < 90 mmHg) and signs and symptoms of hypovolemia corrected prior to initiation of study drug. Subjects will be administered a continuous intravenous (i.v.) infusion of a standard infusion dose of 0.2 µg/kg/min for first hour with adjustment of the dose to 0.1 µg/kg/min for an additional 23 hours (levosimendan or matching placebo). No bolus of study drug will be administered. Every attempt will be made to start treatment with the study drug as soon as possible after randomization, after arterial line insertion, and before skin incision. If not already in place, a Swan-Ganz catheter should be inserted as soon as possible after study drug initiation.

Study drug will be administered for 24 hours. The infusion rate of study drug may be decreased, interrupted, or discontinued for safety reasons, according to the discretion of the investigator, as described in the following sections.

To prevent possible medication errors or miscalculations, refer to Attachment 1 of this protocol before administration of study drug to calculate the appropriate infusion rate based on the subject’s preoperative body weight.

See Section 13.4, Preparation and Handling for information on study drug preparation.

The diluted infusion is administered intravenously by a peripheral or central route. No other treatments should be administered via the same line.

The concentration of the diluted infusion is about 50 µg/mL (12.5mg/255mL in a 250 mL bag; 25mg/510mL, 2 vials in a 500 mL bag).

The i.v. tubing should be primed to fill the volume to the i.v. entry site before starting the infusion.

Infuse study drug at a continuous infusion of 0.2 µg/kg/min over the first 60 minutes.

After 1 hour, decrease the flow rate to a continuous infusion of 0.1 µg/kg/min. Continue this dose of study drug for the next 23 hours.

6.1	Dose Adjustment

The infusion rate of study drug may be decreased, or interrupted as clinically warranted if the subject has hypotension (SBP < 90 mmHg or MAP < 60 mmHg or signs or symptoms consistent with hypovolemia (e.g., low SBP, decreasing urine output with rising blood urea nitrogen [BUN] and serum creatinine) not responding to fluid challenge for 30 minutes. Record the time of discontinuation or down titration. Patients should be monitored closely until clinically stable. Refer to the following subsections for additional guidance on events that require study drug discontinuation or dosage adjustment, permanent discontinuation, and re-initiating study drug in patients in whom clinical stability has been restored.

6.1.1	Dose-limiting Events

The following events occurring at any time during study drug infusion should lead to either a dose reduction or temporary discontinuation of the study drug infusion:

●	Decreases in SBP to ≤ 80 mmHg (or MAP < 55 mmHg) not responding to vasopressors or fluid challenge in 10 minutes

●	Heart rate constantly 140 bpm or more for over 10 minutes not related to atrial fibrillation

●	The patient that has experienced atrial fibrillation (>140 bpm) lasting for more than 6 h and continues without response to cardioversion and/or 6 h amiodarone treatment

The physician judges that it is in the best interest of the patient to reduce the dose or discontinue the infusion.

6.1.2	Criteria for the Permanent Discontinuation of Study Drug Infusion

The following patients should have their study drug discontinued without dose adjustment.

●	The patient develops ventricular fibrillation after the end of operation.

●	A new cardiac operation is warranted due to a suspected surgical graft complication.

6.1.3	Re-initiating Study Drug

Those patients becoming clinically stable following discontinuing study drug may re-initiate study drug as follows.

●
The infusion can be resumed at half the previous infusion rate (0.05 µg/kg/min). If the event recurs at the dose of 0.05 µg/kg/min then the infusion should be discontinued permanently. The elimination half-life of levosimendan (T1/2 = 1 hour) should be taken into account when assessing the response to a dose reduction.

●
Following any dose-reduction the investigator can reinstate a higher dose later during the infusion period provided that the basis for the dose reduction has passed and the dose is well tolerated. Even where the study drug infusion has been temporarily discontinued, the study drug infusion must be stopped 24 hours after the initiation of study drug infusion.

All changes to the infusion rate of the study medication should be recorded in the eCRF.

7.	COMPLIANCE

Study drug will be administered as an i.v. infusion by qualified staff (e.g., a qualified nurse, a member of the study staff, or an infusion specialist) and the details of each administration will be recorded in the eCRF (including start and stop date and times of the i.v. infusion). The investigator or designated study personnel will maintain a log of all study drug dispensed and returned. Drug supplies for each subject will be inventoried and accounted for throughout the study.

8.	CONCOMITANT THERAPY

This study is a comparison of standard care plus levosimendan to standard care plus placebo for the treatment of subjects in the immediate perioperative period. All patients should receive standard evidenced based therapies as recommended in local clinical practice guidelines.

The patient’s regular per oral concomitant treatments (diuretics, digitalis, ACE inhibitors, nitrates, beta-blockers, and other medications e.g. antibiotics and analgesics) can be administered according to the investigator’s clinical judgment,

All subjects may receive additional standard of care medications including inotropes, pressors, vasopressin, antiarrhythmics, diuretics, nitrates, and nitric oxide as needed. Due to the potentially hypotensive effects of the study drug, the concomitant use of vasodilatory active drugs should be used with caution as per the following guidance.

Concomitant administration of nesiritide is not permitted; levosimendan should not be initiated within an hour of discontinuing nesiritide therapy.

Hypotension

Provided that hypovolemia as a cause has been ruled out, hypotension, i.e. MAP < 60 mmHg, may be treated with phenylephrine, ephedrine, norepinephrine or vasopressin according to investigator’s judgment.

Hypertension

Hypertension, i.e., systolic arterial pressure (SAP) > 160 mmHg may be treated with bolus doses, or an infusion, of nitroglycerin. Alternatively, sodium nitroprusside may be given. However, the concomitant use of nesiritide is not permitted due to its potentially excessive synergistic hypotensive effect with levosimendan.

Low cardiac output

To ensure sufficient cardiac output, the volume status, heart rate, blood pressure and cardiac rhythm of a patient should be optimized. The target is to maintain cardiac index > 2.2 L/min/m2. When a patient’s cardiac index falls below 2.0 L/min/m2, the first inotropic agent (dobutamine, milrinone, epinephrine, norepinephrine) should be administered. If this is not sufficient a second inotropic agent may be added. In case inotropic drugs cannot maintain cardiac index > 2.2 L/min/m2, mechanical assist device (IABP/LVAD) should be considered.

Concomitant treatments from randomization until Day 5 or the end of initial hospitalization will be recorded on the eCRF for Concomitant Treatment.

No other investigational drug or device should be used with the study drug.

During the 30-day double-blind treatment and post-treatment phases, no use of commercial levosimendan is permitted unless the subject is rehospitalized for congestive heart failure, where approved for treatment of acute decompensated heart failure.

Concomitant medications will be recorded in the source document and on eCRFs listing the common medications used in this subject population as per the list of specific medications identified in the study manual and CRF. These include secondary inotropes (dobutamine, milrinone, epinephrine, norepinephrine), pressors and anti-arrhythmics. Only medications on this list (prescriptions or over-the-counter medications) continued at the start of the study or started during the study and different from the study drug must be documented in the concomitant therapy section of the eCRF and in the source document. Record the time of each secondary inotrope’s dose (initiation and conclusion) and peak dose.

The sponsor must be notified in advance (or as soon as possible thereafter) of any instances in which prohibited therapies are administered.

9.	STUDY EVALUATIONS

9.1	Study Procedures

9.1.1	Overview

The Time and Events Schedule that follows the Synopsis summarizes the frequency and timing of efficacy, safety, or other measurements.

The study will be divided into a screening phase, a double-blind treatment phase that consists of the intra- and postoperative periods through hospital discharge, a double-blind post-treatment phase from hospital discharge through Day 30. All randomly assigned subjects will be followed for 30 days, including subjects who were randomly assigned to treatment but not treated.

Additional information on efficacy, health economic, and safety evaluations is given in Sections 9.3, 9.5, and 9.6, respectively.

The total volume of blood drawn for laboratory evaluations throughout this study is approximately 100 mL for each subject.

9.1.2	Screening Phase

Before any study-related procedures are performed, the risks of the study will be explained to a potential subject, and the subject or his/her legal representative will be required to sign an informed consent form.

Screening procedures will be performed within 30 days, within the 24 hours before surgery, and after anesthesia induction, as indicated in the Time and Events Schedule that follows the Synopsis.

9.1.3	Presurgery Screening Period

In the screening phase, potential subjects will be screened to determine eligibility for participation in the study. Documentation of screening failure details may be recorded using eligibility screening forms or a subject screening failure log.

Within 60 days before surgery the subject must have a documented LVEF ≤25%. If more than one documented LVEF is available, the one closest to the surgery date should be used for screening purposes.

At the screening visit and within 24 hours before surgery, an ECG and blood samples for CK and CK-MB and troponins, other routine laboratory tests should be obtained.

All subjects will be asked at baseline to provide contact details and additional information when permitted by local regulations, such as name, address, phone numbers, employer (name, address, phone numbers), e-mail address, social security number or equivalent, health insurance provider, health insurance policy number; relatives (name, relationship, address, phone numbers), other contacts who have personal knowledge of the subject (e.g., friends or neighbors), primary care physician, other health care provider (cardiologist, dentist, etc.), to ensure Day 30 and Day 90 follow-up.

A reliable contact must be made at Day 30 and Day 90 preferably by speaking directly to the subject or to someone who has knowledge of the subject's vital status or by a documented source containing all of the required study relevant information (e.g., dialysis center records, laboratory reports, medical visit records).

9.1.4	Intraoperative Screening Period

Following acquisition of baseline information and vital signs measurements, subjects will be randomly assigned to a treatment group using an IVRS system after they have met all of the inclusion criteria and none of the exclusion criteria.

Levosimendan or matching placebo will be dispensed according to the kit number provided by the IVRS (see Section 5.2, Procedures).

9.1.5	Double-Blind Treatment Phase

All procedures and assessments during the double-blind treatment phase will be performed as detailed in the Time and Events Schedule that follows the Synopsis.

9.1.6	Pre- and Intraoperative Period

Every attempt will be made to start treatment with study drug as soon as possible after randomization and generally within 1 hour of randomization. However, in all cases the study drug must be initiated before cardiac surgery. Study drug will be administered according to the directions in Section 6, Dosage and Administration. The day of study drug initiation is designated as Day 1.

Subjects who were randomly assigned to treatment but not treated will be followed through Day 5 for MI and the need for IABP/VAD through postoperative Day 5; postoperative dialysis through Day 30, and the occurrence of all-cause mortality through Day 90.

9.1.7	Postoperative Period through Hospital Discharge

Blood samples will be collected for hematology and serum chemistry analysis, vital signs will be measured, and health care resource utilization data will be recorded at the time points listed in the Time and Events Schedule that follows the Synopsis. Refer to Section 9.5, Health Economic Evaluations, and 9.6, Safety Evaluations, for additional information on procedures. An ECG will be recorded following surgery on postoperative Day 1 and on postoperative Day 5 as well as at the time of any new ischemic event and the day following the event.

9.1.8	Double-Blind Follow-up Phase

Day 30 (+5 Days)

On Day 30 (+5 days), the subjects will be contacted by phone to determine their survival status and if dialysis or IABP or LVAD has been required. In addition, information regarding re-hospitalization at 30-days along with days and cause of rehospitalization will also be obtained.

If the subject has died, every effort should be made to obtain the circumstances and the cause and date of death. See Section 9.1.2, Screening Phase, for details of the follow-up contact with the subject or a representative. All effort will be made via telephone with a representative who has personal knowledge of the subject (e.g., friends, neighbors, primary care physician) to obtain information on the subject’s need for postoperative dialysis, and their survival status will be ascertained. The study coordinator will use a scripted list of questions to collect information during the telephone contact.

If a subject received dialysis, the dates and type of dialysis should be recorded from information obtained by contacting the subject or representative and by obtaining documentation from the facility providing dialysis. Dates of use of IABP or LVAD should also be recorded. If the subject has died, every effort should be made to obtain the circumstances and the cause and date of death and information on date of initiation and type of dialysis. See Section 9.1.2, Screening Phase, for details of the follow-up contact with the subject or a representative.

Subjects will be asked to provide contact information for additional follow-up call required at Day 90.

Day 90 (+5 days)

On Day 90 (+5 days), the subject will be contacted by phone to determine subject’s survival status,

9.2	Efficacy Evaluations

All efficacy evaluations will be performed at the time points detailed in the Time and Events Schedule that follows the Synopsis.

The day of study drug initiation is designated as Day 1.

9.2.1	All-cause Mortality

All-cause mortality data (e.g., the cause and date of death) will be collected for all subjects up to Day 30 (+5). A follow-up call will document mortality between Day 30 visit and Day 90.

9.2.2	Perioperative Myocardial Infarction (defined through postoperative Day 5)

Serum CK-MB (and CK and troponin) levels will be measured at baseline and then following cardiac surgery at time points listed in the Time and Events Schedule that follows the Synopsis. Similarly, an ECG will be obtained at baseline, on postoperative Day 1 and then on postoperative Day 5.  Investigators will evaluate and record new Q waves (>30ms) and new left bundle branch block on all post-operative ECGs. All post-operative ECG’s in patients with peak CK-MB >50 ng/dL, but <100 ng/dL, and in those with CK-MB <50 ng/dL where investigators have identified new Q waves (>30ms), and new left bundle branch block (LBBB) will be obtained from the site and reviewed by an independent cardiologist blinded to treatment at DCRI. Most peri-operative MIs will be classified by algorithm. All MIs (suspected or triggered) will be adjudicated automatically using standardized definitions. Perioperative MIs (through postoperative Day 5) will be defined as CK-MB >100 ng/mL (or CK-MB >10xULN) irrespective of ECG changes or CK-MB >50 ng/dL (or CK-MB >5xULN) with evidence of new Q waves >30 ms in two contiguous leads or new LBBB. An analysis of patients with new Q waves >30 ms in two contiguous leads, or new LBBB in patients with CK-MB values <50 ng/dL (≤5xULN), or with no CK-MB data will be included in sensitivity analyses listed in the study’s Statistical Analysis Plan.

9.2.3	Need for Dialysis (through Day 30)

Throughout the protocol the general term “dialysis” is used to refer to hemodialysis or other forms of dialytic support (e.g., hemodialysis, peritoneal dialysis, continuous venovenous hemodialysis).

Information on postoperative dialysis (e.g., onset and completion date, type of dialytic support) will be collected through Day 30.

9.2.4	Use of Mechanical Assist: Intra-Aortic Balloon Pump or Ventricular Assist Devices (through Day 5)

Information on the use of IABP will be obtained and recorded for all patients during index hospitalization and procedure. Similarly, the data on use of LVAD (left ventricular, right ventricular or biventricular) will also be collected.

The endpoint applies to the use of mechanical assist (IABP, LVAD) following the start of surgery for poor cardiac function despite inotropic support and adequate fluid replacement.

Note: Investigators are encouraged to use IABP or LVAD in patients presenting with LCOS following the start of surgery. The investigator must identify that the patient has presented with “poor cardiac function despite inotropic support and adequate fluid replacement” in the eCRF.

9.3	Efficacy Criteria

9.3.1	Composite Co-primary Efficacy Endpoints

The composite co-primary efficacy endpoints of the trial will be the

●
30-day composite event rate of all-cause death, perioperative MI (through Day 5), need for dialysis (through Day 30), or use of mechanical assist (IABP or LVAD) (through Day 5) tested at two-sided alpha of 0.01; the “quad” co-primary endpoint.

and

•	30-day composite event rate of all-cause death or use of mechanical assist (IABP or LVAD) (through Day5) tested at two-sided alpha of 0.04; the “dual” co-primary endpoint..

9.3.2	Secondary Efficacy Endpoints

Secondary endpoints of the trial include the:

●	Duration of ICU/CCU LOS during the index hospitalization

●
Incidence of LCOS defined as cardiac index ≥ 2.0 L/min/m2 for > 30 minutes despite optimal fluid balance and maximal inotropic support (dobutamine, milrinone, epinephrine, norepinephrine), with the fluid balance and maximal inotropic dose at the investigator’s discretion

●	Postoperative use of secondary inotrope (dobutamine, milrinone, epinephrine, norepinephrine) associated with index surgical procedure

The secondary endpoints will only be analyzed if at least one of the co-primary endpoints achieves statistical significance. A fixed-sequence step-down procedure will be applied for hypothesis testing for the secondary efficacy endpoints.

9.4	Pharmacokinetic Evaluation

Pharmacokinetic assessments will be conducted on samples collected from patients consenting to participation in the pharmacokinetic substudy. Blood samples (3 ml) for determining the plasma concentrations of levosimendan and its metabolites OR-1855 and OR-1896 will be drawn at the conclusion of infusion and at 48 hours following initiation of study drug. Detailed instructions for collecting, handling, storing and shipping of the plasma samples will be provided in the study manual.

The plasma levels of the levosimendan metabolites will be summarized and reported from all samples. In addition, the ratio of OR-1896 and OR-1855 will be calculated to determine the acetylation status of a subject. This ratio has been shown to reliably predict the acetylation genotype; OR-1896/OR-1855 is > 1 in rapid acetylators and < 1 in slow acetylators.27 A substudy of 200 is targeted to provide a sufficient sample size of both acetylator groups (see Attachment 2).

9.5	Health Economic Evaluations

Healthcare Resource Utilization Data

Healthcare resource utilization data (total hospital LOS for the index hospitalization, time in operating room, ICU/CCU LOS during the index hospitalization, and rehospitalizations for medical cause that occur from randomization through Day 30) will be collected as part of the other efficacy evaluations in Section 9.3.

9.6	Safety Evaluations

All safety evaluations will be performed at the time points listed in the Time and Events Schedule that follows the Synopsis.

The study will include the following evaluations of safety and tolerability:

●	Adverse Events

Adverse events will be reported by the subject (or, when appropriate, by the subject’s physician, a caregiver, surrogate, or the subject’s legally acceptable representative) for the duration of the study. Adverse events will be followed by the investigator for a length of time as determined by the sponsor. Specific details on adverse event reporting are provided in Section 12.

Study-specific definitions are provided in Section 12.2.2 for adverse event reporting of hypotension (symptomatic, asymptomatic, neither) and arrhythmias.

•	Clinical Laboratory Tests

Blood samples for hematology and serum chemistry will be taken at the time points detailed in the Time and Events Schedule that follows the Synopsis. The investigator must review the laboratory report, document this review, and record any clinically relevant changes occurring during the study in the adverse event section of the eCRF. The following tests will be performed by the central or local laboratories, as shown in the Time and Events Schedule:

Hematology and Coagulation Panel

Hematocrit
Hemoglobin
White blood cell (WBC) count with differential
Platelet count
Prothrombin time
Partial thromboplastin time

Serum Chemistry Panel

Sodium
Potassium
Bicarbonate
Blood urea nitrogen (BUN)
Creatinine
Aspartate aminotransferase (AST)
Alanine aminotransferase (ALT)
Lactic acid dehydrogenase (LDH)
Uric acid
Gamma-glutamyltransferase (GGT)
Creatine kinase (CK)
Creatine kinase MB fraction (CK-MB)
Troponins

Any abnormal laboratory results will be repeated as clinically indicated, until the abnormality has resolved or an alternate explanation of the cause has been discovered. Any other laboratory evaluations not specified in this protocol will be the responsibility of the investigator. See Section 12.2.3, Clinical Laboratory Abnormalities for information on reporting clinical laboratory abnormalities as adverse events.

●	Electrocardiogram (ECG)

Subjects should have an ECG at screening and within 24 hours before surgery.

•	Vital Signs

Subjects vital signs should be recorded at screening and prior to surgery, including: body temperature, heart rate, respiratory rate, and blood pressure [systolic and diastolic blood pressure]), height and weight

•	Serum Pregnancy Test

For female subjects with childbearing potential, a serum pregnancy test (beta-human chorionic gonadotropin [b-hCG]) will be performed at screening and a urine pregnancy test will be performed within 24 hours before surgery. Samples collected for pregnancy testing may be analyzed at either the central or local laboratory; results must be available before study drug administration. Additional serum or urine pregnancy testing may be performed as required by local regulations (if performed, pregnancy tests must be negative for subjects to continue in the study).

●	Mortality Status

Vital status, including all-cause mortality data (e.g., the cause and date of death), will be collected for all subjects on Day 30 (+5), as well as on Day 90 (+5).

●	Perioperative and Post-operative Measurements

Heart rate and Blood Pressure Measurements (systemic systolic and diastolic blood pressure) will be recorded at least every 4 hours through surgery and post-op.

Any clinically significant abnormalities persisting at the end of the study will be followed by the investigator until resolution or until reaching a clinically stable endpoint.

9.7	Safety Criteria

Mortality

Occurrence of all-cause mortality.

Atrial Fibrillation

The incidence of atrial fibrillation reported for the index hospitalization will be reported.

Ventricular Fibrillation

The incidence of ventricular fibrillation reported for the index hospitalization will be reported.

Aborted Resuscitated Death

The incidence of survival following a cardiac arrest post-termination of coronary artery bypass surgery during the index hospitalization will be reported.

Stroke

Stroke will be defined as a new the rapid onset of new neurological deficit of cerebrovascular cause that persists beyond 24 hours (non-fatal) or is interrupted by death within 24 hours (any) with evidence of new neurological lesion on imaging modalities.

9.8	Other Exploratory Evaluations

Rehospitalization for any cause through Day 30

10.	SUBJECT COMPLETION/WITHDRAWAL

If, at any time after randomization and before the start of study drug, the subject is no longer considered to be an appropriate candidate, the investigator should not proceed with study drug administration, and should document the reason that the subject is no longer a study candidate. The sponsor must be notified of this action. The potential subject will be considered randomized but not treated.

10.1	Completion

A subject will be considered as having completed the study if he/she has completed all assessments up to and including Day 30 of the double-blind phase. Subjects who discontinue study treatment will be considered to have completed the study if follow-up is obtained for the planned duration of the double-blind period.

Subjects who were randomly assigned to treatment but not treated will be followed for MI and the need for IABP/LVAD through postoperative Day 5; postoperative dialysis through Day 30.

The follow-up contact at Day 30 (+5) should be conducted for all subjects that are randomized regardless of their completion status (for details on contact with subject or other documented follow-up, see Section 9.1.2, Screening Phase).

A follow-up call will be made at Day 90 (+5) to identify survival status through Day 90.

10.2	Withdrawal from the Study

In case a subject is lost-to-follow-up, every possible effort must be made by the study site personnel to contact the subject and determine the reason for withdrawal. The measures taken to follow up must be documented.

Subjects have the right to withdraw from the study at any time for any reason. If a subject withdraws from the study before Day 30, the subject should have a complete evaluation performed at the time of withdrawal that includes all Day 30 procedures (see Time and Event Schedule that follows Synopsis). Subjects will be followed for MI and the need for IABP/LVAD through postoperative Day 5; postoperative dialysis through Day 30, and the occurrence of all-cause mortality through Day 90 unless they specifically withdraw their consent for further contact or for medical records review (for details on contact with subject or other documented follow-up, see Section 9.1.2, Screening Phase). When a subject withdraws before completing the study, the reason for withdrawal is to be documented on the eCRF and in the source document. Study drug assigned to the withdrawn subject may not be assigned to another subject. Subjects who withdraw will not be replaced.

11.	STATISTICAL METHODS

11.1	Sample Size Determination and Statistical Analyses

11.1.1	General Analytic Considerations

The full analysis dataset will include all patients randomized to either levosimendan or placebo. All analyses will be based on the intent-to-treat (ITT) principle using the full analysis dataset and SAS version 9 or higher software. The full details of the analysis will be described in a statistical analysis plan.

11.1.2	Sample Size Determination

The composite co-primary endpoint of death, MI, dialysis, or need for a mechanical assist device has an assumed 30-day event rate of 32%. A clinically meaningful relative reduction of 35% for the levosimendan treated subjects (20.8% event rate at 30 days) is assumed for the trial. Thus, a total sample size of 760 will provide 201 events and 80% power to detect a statistically significant difference with a two-sided type I error of 0.01. In the placebo treated arm, the assumed 30-day event rate for the composite of death or need for a mechanical assist device is 18%. With an assumed clinically meaningful relative reduction of 35% for the levosimendan treated patients (11.7% event rate at 30 days) and two-sided type 1 error of 0.04, a total sample size of 760 will provide 113 events and 61% power to detect a statistically significant difference. The assumed event rates for co-primary endpoints are conservative and supported by event rates from prior trials and registries in similar patient populations.6, 12, 50 The assumed event rate reduction of 35% is somewhat conservative based on recent meta-analyses of levosimendan in similar patient populations42, 49 and data from the largest randomized clinical trial in which levosimendan was administered in advance of the patient’s cardiac surgery.57

A simulation with 10,000 iterations using the assumptions for each co-primary endpoint identified above and a sample size of 760 indicated a combined ~86% power to demonstrate that levosimendan treatment is significantly better than placebo in one or both of the co-primary endpoints.

These sample size calculations assumed a 1 levosimendan: 1 placebo allocation ratio and were calculated using nQuery Advisor 6.0 software.

11.1.3	Randomization

A complete randomization scheme will be applied with a 1 levosimendan : 1 placebo allocation ratio. The complete randomization scheme will eliminate the possible bias due to predictability of treatment assignment.58

11.2	Interim Analyses

The planned interim efficacy analyses will focus on the dual composite endpoint of all-cause death or mechanical assist.   (No hypothesis testing of the co-primary quad endpoint will be conducted on interim data sets).  Two interim reviews are planned to occur after roughly 50% and 70% of the planned 113 events for the dual co-primary endpoint (57and 80 events, respectively).  Futility assessments will be conducted at the same meetings. The guidelines for the futility assessment will recommend stopping the study if the all-cause death endpoint and both co-primary endpoints have odds ratios > 1.0 suggesting better outcomes for the control group. The interim efficacy analyses will be assessed using a one-sided O’Brien Fleming (OBF) type spending function on the dual co-primary endpoint of death or mechanical assist.59, 60  Recommendations for stopping for efficacy will include crossing the O’Brien Fleming boundary in analysis of the dual co-primary endpoint of all-cause mortality and mechanical assist AND having at least a 1% benefit for levosimendan for the all-cause death endpoint at 30 days.

An independent DSMC will be established to monitor the progress of the study and ensure that the safety of subjects enrolled in the study is not compromised. The DSMC will review enrollment and safety data at regular intervals. The first DSMC review will be conducted after the first 200 enrolled patients have completed 30 days of follow-up.  In addition to reviewing patient safety, the DSMC will review event rates.  Should the event rate in the control arm be below the planned 32%, the DSMC may recommend an increase in the percentage of patients with LVEF ≤20% to bring the event rate to the planned 32%.   Additional reviews will be conducted after 50% and 70% of the113 study events for the co-primary endpoint of all-cause mortality or mechanical assist (57 and 80 events, respectively).  Additionally the DSMC will conduct the interim efficacy and futility reviews described above.

11.3	Primary and Secondary Analyses

The composite primary endpoints include individual binary events.  The primary analyses for the composite endpoints will be evaluated in a logistic regression models with an indicator variable for the treatment group, an indicator variable for CABG+mitral valve surgery or isolated mitral valve surgery, the baseline value of LVEF, age, and sex. The same approach will be used in tests for efficacy at the conclusion of the study and at each interim analysis.  The treatment effect will be summarized using the odds ratio with a 96% CI for the dual endpoint (α=0.04) and 99% CI for the quad endpoint (α=0.01).

If the study should continue to conclusion (201events for the quad endpoint) the statistical significance for the dual co-primary endpoint will be based on a comparison of the p-value with the alpha level adjusted for the planned interim reviews. If the null hypothesis for the dual co-primary endpoint is rejected, there will be no formal analysis of the quad endpoint; rather there will be a descriptive analysis of the quad endpoint and its components.  If the final analysis fails to show a significant difference for the dual co-primary endpoint at the OBF adjusted 0.04 significance level, the Bonferroni method will be applied to test the quad co-primary endpoint at the two-sided 0.01 level.61

Statistical significance for the secondary endpoints will be based on the procedure of Hung, Wang, and O’Neill62 to ensure strong control of the overall type I error.  Specifically, the second option of Hung et al. with OBF adjustment for interim looks will be applied as a more conservative adjustment of the type I error (initially set at α=0.05).

Binary endpoints will be summarized using frequencies and percentages. Analyses of binary endpoints will be conducted using logistic regression models using adjustments as described above.

In secondary analyses, time-to-event endpoints will be summarized using cumulative incidence rates (or Kaplan-Meier estimates if appropriate). Unadjusted comparisons of time-to-event endpoints will be conducted using log rank tests; adjusted comparisons will be based on hazard ratio estimates from Cox proportional hazards models.

Continuous endpoints will be summarized using the five number summary (median, 25th percentile, 75th percentile, mean, and standard deviation). Adjusted comparisons for continuous endpoints will be evaluated using linear regression models.

11.4	Other Efficacy Endpoint Analyses

Rehospitalization for any cause through Day 30 will be summarized and compared across treatment groups.

11.5	Subgroup Analyses

Subgroup analyses based on age, sex, combined CABG/mitral valve repair patients, isolated mitral valve repair patients, re-do CABG procedure, medical history (e.g., diabetes, hypertension, and anemia), level of LVEF, and baseline right heart pressures, baseline BNP and NT pro-BNP will be performed. Other subgroups may be prespecified in the statistical analysis plan.

11.6	Health Economics Analyses

Health economic analyses will be exploratory. Resource utilization assessments will be summarized by treatment group.

11.7	Safety Analyses

The safety population will be based on the treated population, and will be analyzed according to the actual treatment received.

Data collected on all subjects who were randomized but did not receive study drug will be listed and summarized, if appropriate.

Adverse Events

The original terms used in the eCRFs by investigators to identify adverse events will be coded using the Medical Dictionary for Regulatory Activities (MedDRA). A listing of all adverse events by subject and treatment will be produced.

Adverse events reported during surgery, after surgery, during treatment, and during the entire study will be summarized. The incidence rates of symptomatic and asymptomatic hypotension will be presented. The incidence rates of treatment-emergent serious adverse events and adverse events leading to discontinuation of study drug will be summarized by treatment, system organ class, and preferred term. Adverse events reported after the first study drug exposure will be summarized, and a separate summary will be provided for adverse events reported before the first study drug exposure. Adverse event data will also be summarized by maximum severity and relationship to study drug.

Concomitant Medications

Concomitant medications recorded on an eCRF that lists the common medications used in this subject population will be summarized. Concomitant medications will be classified using the World Health Organization Drug Dictionary (WHODRL). The frequency of use of selected concomitant medications specified in the study manual including secondary inotropes (dobutamine, milrinone, epinephrine, norepinephrine), pressors, and antiarrhythmics will be summarized.

Clinical Laboratory Tests

Laboratory data will be summarized by the type of laboratory test. Normal reference ranges and markedly abnormal results (specified in the Statistical Analysis Plan) will be used in the summary of laboratory data. Descriptive statistics will be calculated for each laboratory analyte at baseline and at each scheduled time point.

Mortality

The mortality rates from randomization through Day 90 will be analyzed for all safety evaluable subjects and the ITT population using the chi-square..

Atrial Fibrillation

The incidence of atrial fibrillation reported for the index hospitalization will be analyzed for all safety evaluable subjects and the ITT population using the chi-square as specified above in Statistics Section.

Ventricular Fibrillation

The incidence of ventricular fibrillation reported for the index hospitalization will be analyzed for all safety evaluable subjects and the ITT population using the chi-square as specified above in Statistics Section.

Aborted Resuscitated Death

The incidence of survival following a cardiac arrest post-termination of coronary artery bypass surgery during the index hospitalization will be analyzed for all safety evaluable subjects and the ITT population using the chi-square as specified above in Statistics Section.

Stroke

The incidence of stroke during the index hospitalization will be analyzed for all safety evaluable subjects and the ITT population using the chi-square as specified above in Statistics Section. Stroke will be adjudicated using the following criteria: a new the rapid onset of new neurological deficit of cerebrovascular cause that persists beyond 24 hours (non-fatal) or is interrupted by death within 24 hours (any) with evidence of new neurological lesion on imaging modalities.

11.8	Interim Analyses

An independent DSMC will be established to monitor the progress of the study, ensure that the safety of subjects enrolled in the study is not compromised, and determine if the study should be stopped for futility/efficacy or the study population should be enhanced with a higher percentage of patients with lower baseline LVEF to meet the initial event rate assumptions included in calculations of study sample size/power. The DSMC will not be otherwise involved in the conduct of the study. See Section 3.3, Study Committees and Section 12.2.5, Processing Primary Clinical Endpoint Safety Events for additional information on the DSMC.

12.	ADVERSE EVENT REPORTING

Timely, accurate, and complete reporting and analysis of safety information from clinical studies are crucial for the protection of subjects, investigators, and the sponsor, and are mandated by regulatory agencies worldwide. The sponsor has established Standard Operating Procedures (SOPs) in conformity with regulatory requirements worldwide to ensure appropriate reporting of safety information; all clinical studies conducted by the sponsor or its affiliates will be conducted in accordance with those procedures.

All subjects will be asked to provide contact details, including a named representative with personal knowledge of the subject, to ensure follow-up at Day 90 (for details on contact with subject or other documented follow-up, see Section 9.1.2, Screening Phase).

12.1	Definitions

12.1.1	Adverse Event Definitions and Classifications

●	Adverse Event

An adverse event is any untoward medical occurrence associated with the use of a drug in humans, whether or not considered drug related. An adverse event does not necessarily have a causal relationship with the treatment. An adverse event can therefore be any unfavorable and unintended sign (including an abnormal finding), symptom, or disease temporally associated with the use of a medicinal (investigational) product, whether or not related to the medicinal (investigational) product. (Definition per International Conference on Harmonization [ICH]).

This includes any occurrence that is new in onset or aggravated in severity or frequency from the baseline condition, or abnormal results of diagnostic procedures, including laboratory test abnormalities.

Note: The investigator will record adverse events in the eCRF starting with the signing of the informed consent.

●	Life-threatening Adverse Event or Life-threatening Suspected Adverse Reaction

An adverse event or suspected adverse reaction is considered ‘‘life-threatening’’ if, in the view of either the investigator or sponsor, its occurrence places the patient or subject at immediate risk of death. It does not include an adverse event or suspected adverse reaction that, had it occurred in a more severe form, might have caused death.

●	Serious Adverse Event or Serious Suspected Adverse Reaction

An adverse event or suspected adverse reaction is considered ‘‘serious’’ if, in the view of either the investigator or sponsor, it results in any of the following outcomes:

–	death

–	life-threatening adverse event

(The subject was at risk of death at the time of the event. It does not refer to an event that hypothetically might have caused death if it were more severe.)

–	inpatient hospitalization or prolongation of existing hospitalization

–	persistent or significant incapacity or substantial disruption of the ability to conduct normal life functions, or

–	a congenital anomaly/birth defect

Note: Medical and scientific judgment should be exercised in deciding whether expedited reporting is also appropriate in situations other than those listed above. For example, important medical events may not be immediately life threatening or result in death or hospitalization but may jeopardize the subject or may require intervention to prevent one of the outcomes listed in the definition above. Any adverse event is considered a serious adverse event if it is associated with clinical signs or symptoms judged by the investigator to have a significant clinical impact

Suspected adverse reaction

A suspected adverse reaction means any adverse event for which there is a reasonable possibility that the drug caused the adverse event. For the purposes of IND safety reporting, ‘‘reasonable possibility’’ means there is evidence to suggest a causal relationship between the drug and the adverse event. Suspected adverse reaction implies a lesser degree of certainty about causality than adverse reaction, which means any adverse event caused by a drug.

Unlisted Adverse Event or Unexpected Suspected Adverse Reaction

An adverse event or suspected adverse reaction is considered ‘‘unexpected’’ if it is not listed in the investigator brochure or is not listed at the specificity or severity that has been observed.

Note: ‘‘Unexpected,’’ as used in this definition, also refers to adverse events or suspected adverse reactions that are mentioned in the investigator brochure as occurring with a class of drugs or as anticipated from the pharmacological properties of the drug, but are not specifically mentioned as occurring with the particular drug under investigation.

Associated With the Use of the Drug

An adverse event is considered associated with the use of the drug if the attribution is possible, probable, or very likely by the definitions listed in Section 12.1.2.

12.1.2	Attribution Definitions

•	Not related

An adverse event that is not related to the use of the drug.

•	Doubtful

An adverse event for which an alternative explanation is more likely, e.g., concomitant drug(s), concomitant disease(s), or the relationship in time suggests that a causal relationship is unlikely.

•	Possible

An adverse event that might be due to the use of the drug. An alternative explanation, e.g., concomitant drug(s), concomitant disease(s), is inconclusive. The relationship in time is reasonable; therefore, the causal relationship cannot be excluded.

●	Probable

An adverse event that might be due to the use of the drug. The relationship in time is suggestive (e.g., confirmed by dechallenge). An alternative explanation is less likely, e.g., concomitant drug(s), concomitant disease(s).

•	Very likely

An adverse event that is listed as a possible adverse reaction and cannot be reasonably explained by an alternative explanation, e.g., concomitant drug(s), concomitant disease(s). The relationship in time is very suggestive (e.g., it is confirmed by dechallenge and rechallenge).

12.1.3	Events That Do Not Qualify as an Adverse Event

Adverse events should not be recorded in the eCRF if they are represented by any of the following:

●
Medical or surgical procedures (e.g., surgery, endoscopy, tooth extraction, transfusion); however, the condition that required the procedure is considered an adverse event if the situation developed or worsened after enrollment into the study.

●	Pre-existing diseases or baseline conditions present or detected at the start of the study that do not worsen.

●	Situations where an untoward medical occurrence has not taken place (e.g., hospitalization for elective surgery, social or convenience admissions).

For the purposes of this study in cardiac surgery patients undergoing CABG/mitral valve surgery, the following adverse events will be considered to be part of the expected postoperative course and will NOT be reported on either the SAE form or the Adverse Event eCRF unless the investigator feels they deviate from the typical course:

●	Expected incisional pain, paresthesia, and dysesthesias requiring analgesics or narcotics;

●	Expected edema of the lower leg or foot (due to vein harvesting) or mild post-pump systemic edema;

●	Expected alteration in appetite, including anorexia or mild nausea/vomiting;

●	Expected alteration in bowel habits, including constipation, flatulence and mild diarrhea;

●	Expected mild degrees of insomnia, confusion or anxiety requiring treatment with sedatives, anxiolytics or hypnotics;

●	Mild hypokalemia or hypocalcemia requiring modest replacement unless prolonged beyond the immediate post-CPB pump period (i.e., within 12 hours);

●
Mildly decreased hematocrit/hemoglobin due to intraoperative blood loss/dilution with onset during the post-CPB period (e.g., loss of > 5.0 g/L hemoglobin or requiring > 2 U red blood cell transfusion);

●	Expected mild post-thoracotomy pleural effusion and/or atelectasis;

●	Expected low-grade, self-limited fever (≤ 101oF or 38.3oC).

12.2	Procedures

12.2.1	All Adverse Events

Non-serious adverse events will be reported from the time a signed and dated informed consent form is obtained until 14 days after the start of study drug or discharge from the hospital, whichever occurs first.

Those adverse events meeting the definition of serious adverse events will be reported from the time a signed and dated informed consent form is obtained until 30 days after the start of study drug and must be reported using the Serious Adverse Event eCRF, Clinical Endpoint eCRF, or Death eCRF. For additional information on reporting serious adverse events and reporting primary clinical endpoint (PCE) safety events refer to Section 12.2.4 (Serious Adverse Events) and Section 12.2.5 (Processing Primary Clinical Endpoint Safety Events).

No use of commercial levosimendan (Simdax) is permitted within 30 days before study drug initiation. During the 30-day double-blind treatment and post-treatment phases, no use of levosimendan is permitted unless the subject is rehospitalized for congestive heart failure. If subjects are treated with commercial Levosimendan, adverse events that are observed related to commercially available levosimendan during the follow-up period (30 day follow-up contact), are considered postmarketing events and should be transmitted within 24 hours. Facsimiles should be forwarded to:

–	Fax information for expedited reporting will be identified in the study manual

Any subject with a continuing adverse event will be treated according to accepted medical standards and an attempt should be made to follow all adverse events until one of the following criteria has been met: (1) the adverse event resolves; (2) the investigator, after conferring with the sponsor’s medical monitor, determines that the subject’s condition is stable; or (3) the subject is considered lost to follow-up. Subjects who withdraw from the study and have an ongoing adverse event at the time of withdrawal, will be followed until one of the above criteria is met or for 90 days after the start of study drug.

Subjects who are randomly assigned to treatment but not treated will be followed for 14 days after randomization (or through discharge from hospital, if earlier) for new non-serious adverse events and for 30 days after randomization for new serious adverse events.

All adverse events, regardless of seriousness, severity, or presumed relationship to study therapy, must be recorded using medical terminology in the source document and the eCRF. Whenever possible, diagnoses should be given when signs and symptoms are due to a common etiology (e.g., cough, runny nose, sneezing, sore throat, and head congestion should be reported as “upper respiratory infection”). Investigators must record in the eCRF and in the source document their opinion concerning the relationship of the adverse event to study therapy. All measures required for adverse event management must be recorded in the source document and reported according to sponsor instructions.

The sponsor assumes responsibility for appropriate reporting of adverse events to the regulatory authorities. The sponsor will also report to the investigator all serious adverse events that are unlisted and associated with the use of the drug. The investigator (or sponsor where required) must report these events to the appropriate Independent Ethics Committee/Institutional Review Board (IEC/IRB) that approved the protocol unless otherwise required and documented by the IEC/IRB.

Subjects (or their designees, if appropriate) must be provided with a “study card” indicating the name of the investigational product, the study number, the investigator’s name, a 24-hour emergency contact number, and, if applicable, excluded concomitant medications.

12.2.2	Study-specific Adverse Events

Hypotension

Since there is no single blood pressure measurement that will define hypotension for all study subjects, hypotension is to be recorded as an adverse event if the observed decrease in blood pressure was in excess of what the investigator anticipated.

In the conscious subject, whenever hypotension is recorded as an adverse event it is to be classified as either:

a significant decrease in SBP or sufficiently low blood pressure defined as ≤ 80 mmHg.

Postoperative Atrial Fibrillation

New-onset of postoperative atrial fibrillation from the end of surgery through index hospitalization. Clinical significant atrial fibrillation will be recorded as an adverse event on the adverse event eCRF.

Other Clinically Significant Arrhythmias

With the exception of new-onset postoperative atrial fibrillation (a secondary endpoint in this study), clinically significant arrhythmias will be defined as any rhythm that requires medical intervention such as pacing, or the addition, removal, or dose adjustment of any drugs in an attempt to treat the abnormal rhythm. Clinically significant arrhythmias will be recorded as an adverse event on the adverse event eCRF.

Aborted Resuscitated Death

The incidence of survival following a cardiac arrest post-termination of coronary artery bypass surgery during the index hospitalization will be reported.

Stroke

Stroke will be defined as a new the rapid onset of new neurological deficit of cerebrovascular cause that persists beyond 24 hours (non-fatal) or is interrupted by death within 24 hours (any) with evidence of new neurological lesion on imaging modalities.

12.2.3	Clinical Laboratory Abnormalities

Laboratory test results and associated units and reference ranges will be recorded on the laboratory results pages of the eCRF, or appear on electronically produced laboratory reports submitted directly from the central laboratory, if applicable. Laboratory test value abnormalities or additional safety laboratory tests not specified in this protocol should be reported as adverse events only if they result in a clinically relevant condition.

Clinically significant changes in the clinical laboratory evaluations should be reported within 24 hours by the investigator (or designee) to the sponsor or designee, if necessary. Additionally, any abnormal clinically significant laboratory finding should be repeated as soon as possible and followed up until the values have returned to the normal range or an adequate explanation of the abnormality is determined.

12.2.4	Serious Adverse Events

All serious adverse events occurring during clinical studies must be reported to the appropriate sponsor contact person by investigational staff within 24 hours of their knowledge of the event. All serious adverse events, regardless of causality will be collected for 30 days after the start of study drug.

For additional information on reporting safety events that are included in co-primary study endpoints, refer to Section 12.2.5, Processing Primary Clinical Endpoint Safety Events.

A large number of subjects will experience other well-recognized adverse events during the intra- and postoperative periods that are typical comorbidities of the CABG/mitral valve surgery procedure. Comorbidities associated with CABG/mitral valve surgery often provides a likely alternative explanation for the occurrence of these specific events. The following table lists some of these events should typically not be expedited as SAEs.

■	Common Cardiothoracic Postoperative Complications; Typically Not to be Expedited as SAEs
■	Deep venous thrombosis
■	Pulmonary embolism
■	Respiratory failure
■	Pneumonia
■	Congestive heart failure worsening
■	Wound infections
Postoperative pain

All serious adverse events that have not resolved by the end of the study, or that have not resolved upon discontinuation of the subject’s participation in the study, must be followed until any of the following occurs:

●	the event resolves

●	the event stabilizes

●	the event returns to baseline, if a baseline value is available

●	the event can be attributed to agents other than the study drug or to factors unrelated to study conduct

●
when it becomes unlikely that any additional information can be obtained (subject or health care practitioner refusal to provide additional information, lost to follow-up after demonstration of due diligence with follow-up efforts)

Any event requiring hospitalization (or prolongation of hospitalization) following the index hospitalization and CABG/mitral valve surgery must be reported as a serious adverse event.

The sponsor will evaluate any safety information that is spontaneously reported by an investigator beyond the time frame specified in the protocol.

12.2.5	Processing Primary Clinical Endpoint Safety Events

Deaths (through Day 90), MI (perioperative through postoperative Day 5), dialysis (through Day 30), and mechanical assist (perioperative through Day 5 are included in co-primary study endpoints should be entered on a Clinical Endpoint eCRF, and should not be recorded on the SAE eCRF.

As these are also safety events, applying standard serious adverse event reporting practices may lead to unblinding and loss of statistical power. Therefore, these events will be collected on the aforementioned specialized Clinical Event eCRFs but not reported in an expedited manner.

The sponsor will have an independent DSMC monitor mortality rates, as well as frequencies of safety specific adverse events of interest, study specific serious adverse events (Section 12.2.2), and clinical events (included in co-primary study endpoints) in both study groups to ensure that any untoward trend be promptly identified and communicated to the sponsor so that subject safety will be protected at all times.

12.2.6	Pregnancies

Studies with levosimendan have not been performed in pregnant women. Subjects of childbearing potential should use effective contraception with their partners during the period of study treatment.

A female subject must be instructed that, if she becomes pregnant during the study, she must immediately inform the investigator. Pregnancies occurring up to 90 days after discontinuation of levosimendan also must be reported to the investigator. The subject should be advised of the risks of continuing the pregnancy and the possible teratogenic effects of levosimendan.

The investigator should report all pregnancies to the sponsor within 24 hours of becoming aware of the pregnancy. Within 24 hours of learning of the pregnancy, the investigator should complete a Serious Adverse Event Report eCRF. Monitoring of the subject should continue until conclusion of the pregnancy. The investigator will complete eCRFs to provide the sponsor with information concerning the subject’s pregnancy and information after birth.

Pregnancy occurring in the partner of a male subject participating in the study similarly should be reported to the investigator and the sponsor. The partner should be counseled and followed as described above.

12.2.7	Contacting Sponsor Regarding Safety

The names of the individuals (and corresponding telephone numbers) who should be contacted regarding safety issues or questions regarding the study are listed on the Contact Information page(s), which will be provided as a separate document.

13.	STUDY DRUG INFORMATION

13.1	Physical Description of Study Drugs

13.1.1	Levosimendan

Levosimendan and matching placebo will be provided to investigators by the sponsor as a sterile clear, yellow to orange solution in clear glass vials. Each vial contains a 5 mL volume and is intended for a single use. Levosimendan is supplied at 2.5 mg/mL (12.5 mg/5 mL) and includes levosimendan, povidone, citric acid and ethanol.

13.1.2	Matching Placebo

Placebo is a sterile infusion solution that includes a coloring agent in order to achieve a similar color to levosimendan. The complete composition of placebo for levosimendan 2.5 mg/mL infusion concentrate includes: riboflavin sodium phosphate, ethanol and water for injection.

13.2	Packaging

Levosimendan and placebo will be provided in sterile, single-use clear rubber-stoppered glass vials. Details on the packaging of study drug will be provided in the study manual.

13.3	Labeling

Study drug labels and cartons will contain information to meet the applicable regulatory requirements.

Each vial will have a double-panel tear-off label with directions for use and other information on each part.

Specialized drug accountability forms will be provided for tracking study drug administration. The tear-off labels from the vial will be affixed to the subject’s drug accountability form to document drug reconstitution (vial usage). See the Pharmacy Manual for detailed instructions.

13.4	Preparation and Handling

Study drug (levosimendan, placebo) will be prepared by study personnel blinded to the treatment group.

Levosimendan 2.5 mg/mL (Simdax, Orion Corporation, Espoo, Finland) infusion concentrate is supplied in a volume of 5 mL (with a small overage) in clear rubber-stoppered glass vials. The composition of levosimendan 2.5 mg/mL infusion concentrates includes: Levosimendan, povidone, citric acid and ethanol.

Study drug (levosimendan infusion concentrate, placebo concentrate) must be stored between 2-8°C (35-46°F) in a temperature monitored refrigerator which can be locked and protected from light.

The study drug must be prepared immediately prior to use. Dilution of the study drug should be performed as described below.

One (or two) 5 mL vials of study drug (from one of the two patient pack boxes in a numbered package) are added to one 250 mL (or 500 mL) infusion bag of 5% Dextrose according to the patient’s body weight as follows.

●	For patients < 85 kg by adding one (1) 5 mL vial of levosimendan/placebo infusion concentrate to one 250 mL infusion bag or bottle of 5% Dextrose.

●	For patients ≥ 85 kg by adding two (2) 5 mL vials of levosimendan/placebo infusion concentrate to one 500 mL infusion bag or bottle of 5% Dextrose.

The concentration of the study drug is approximately 50 µg/mL (12.5 mg/255 mL in a 250 mL bag; 25 mg/510 mL in a 500 mL bag). Immediately after dilution, the infusion bags are covered with light amber IV/tubing sleeves to protect the infusion solution from light. The two-part label found within the box is completed by the study nurse and then attached to the infusion bag to confirm dilution. The smaller “tear off” label is removed by the investigator (study nurse) on starting the infusion and attached to the drug accountability documentation with the CRF to confirm the study drug received by an individual subject. Empty vials must not be discarded but placed back in the box and the supplied tamper evident seals applied.

Since the stability of the diluted medication has been established for 24 hours only, the study drug infusion must not continue for more than 24 hours after the time of initial dilution. On completion of the 24 hour infusion period, all study medication bags (and contents) still covered by the amber sleeving should be destroyed appropriately and destruction will be documented. The colored plastic sleeves must not be removed or tampered with by the study center team members.

13.5	Drug Accountability

The clinical investigator is responsible for ensuring that all study drug received at the site is inventoried and accounted for throughout the study. The dispensing of study drug to the subject, and the return of study drug from the subject (if applicable), must be documented on the drug accountability form. Contents of the study drug containers must not be combined.

Study drug must be handled strictly in accordance with the protocol and the container label and will be stored in a limited access area or in a locked cabinet under appropriate environmental conditions. Unused study drug, and study drug returned by the subject (if applicable), must be available for verification by the sponsor’s or designee’s site monitor during on-site monitoring visits. The return to the sponsor of unused study drug, or used returned study drug for destruction, will be documented on the Drug Return Form.

Procedures for final disposition of unused study drug (e.g., return to the sponsor, third-party contractor, or designee, or destruction at the site) may vary from region to region. Please refer to the Study Reference Manual (Accountability) for specific guidance.

Study drug should be dispensed under the supervision of the investigator, a qualified member of the investigational staff, or by a hospital/clinic pharmacist. Study drug will be supplied only to subjects participating in the study. Returned study drug must not be dispensed again, even to the same subject. Study drug may not be relabeled or reassigned for use by other subjects. The investigator agrees neither to dispense the study drug from, nor store it at, any site other than the study sites agreed upon with the sponsor.

14.	STUDY-SPECIFIC MATERIALS

The investigator will be provided with the following supplies, including but not limited to:

●	Study Reference Manual

●	Pharmacy Manual

●	IVRS Manual

●	Laboratory Manual

15.	ETHICAL ASPECTS

15.1	Study-Specific Design Considerations

The current study is a randomized, double-blind study of levosimendan in addition to standard of care compared with standard of care. The study population is well defined (documented LVEF ≤ 30% with or without congestive heart failure [NYHA Class I to IV] who are undergoing 1) CABG with or without mitral valve repair or replacement or 2) isolated mitral valve repair/replacement, and who will be placed on CPB during surgery and 18 years or older). Both treatment groups will receive the standard of care therapy in addition to study drug (levosimendan or placebo). The study is blinded to reduce treatment and assessment bias during the study. Levosimendan is approved for the treatment of acute decompensated heart failure and has been shown to decrease morbidity and mortality in small studies that included similar subject population to the target population in this study. Therefore, it is reasonable to study whether or not the addition of levosimendan to standard of care therapy can provide additional and meaningful clinical benefit to patients with left ventricular systolic dysfunction undergoing cardiac surgery.

The assessment of the safety of levosimendan in the literature is consistent in that no clinical studies evaluating patients with either heart failure or patients undergoing cardiac surgery have reported increased all-cause mortality.

The target population in this study is quite distinct from those previously studied in large randomized clinical trial (e.g., acute decompensated heart failure, chronic heart failure) in that subjects in this study not only have left ventricular systolic dysfunction with or without a history of congestive heart failure, but are also undergoing cardiac surgery on CPB. The pathophysiology of their condition, the effect of surgery and CPB, as well as the type and proportion of standard of care therapies are therefore quite unique in this study. Further, a meta-analysis performed by DCRI of all available studies evaluating levosimendan in patients undergoing cardiac surgery showed encouraging results from morbidity and mortality standpoint.

All participating subjects will receive standard of care treatment and will be followed closely for safety and efficacy. This study is therefore undertaken to further clarify the benefit-risk profile associated with levosimendan in subjects with pre-existing left ventricular systolic dysfunction undergoing cardiac surgery on CPB.

Efficacy assessments will occur according to generally accepted measures of MI, need for dialysis, need for IABP or LVAD, as well as mortality. Safety assessments will occur through regular clinical assessments, clinic visits, and laboratory analyses. Approximately 100 mL of blood will be drawn from each subject for study-specific procedures during the double-blind phase (through Day 30) of the study. Overall, the volume of blood to be drawn for study-specific procedures is deemed reasonable over the time frame of the study.

A DSMC will follow safety during the study at regular intervals and in any prespecified interim analyses. The initial safety review will include the first 450 patients completing the 30 day follow-up. Efficacy variables will be derived from ECG and laboratory measurements and information recorded on eCRFs throughout the study.

Subjects will be informed that their participation is voluntary and that they may withdraw consent to participate at any time. Subjects will be provided all necessary information about the study and the study drug involved so that they can provide fully informed consent. Subjects will be updated as new information about the study drug becomes available.

Pregnancy testing will be done on all women of childbearing potential before randomization and as determined necessary by the investigator or required by local regulations.

15.2	Regulatory Ethics Compliance

15.2.1	Investigator Responsibilities

The investigator is responsible for ensuring that the clinical study is performed in accordance with the protocol, current ICH guidelines on Good Clinical Practice (GCP), and applicable regulatory requirements.

GCP is an international ethical and scientific quality standard for designing, conducting, recording, and reporting studies that involve the participation of human subjects. Compliance with this standard provides public assurance that the rights, safety, and well-being of study subjects are protected, consistent with the principles that originated in the Declaration of Helsinki and that the clinical study data are credible.

15.2.2	Independent Ethics Committee or Institutional Review Board (IEC/IRB)

Before the start of the study, the investigator (or sponsor where required) will provide the IEC/IRB with current and complete copies of the following documents:

●	Final protocol and, if applicable, amendments

●	Sponsor-approved informed consent form (and any other written materials to be provided to the subjects)

●	Investigator’s Brochure (or equivalent information) and amendments

●	Sponsor-approved subject recruiting materials

●	Information on compensation for study-related injuries or payment to subjects for participation in the study, if applicable

●	Investigator’s curriculum vitae or equivalent information (unless not required, as documented by IEC/IRB)

●	Information regarding funding, name of the sponsor, institutional affiliations, other potential conflicts of interest, and incentives for subjects

●	Any other documents that the IEC/IRB requests to fulfill its obligation

This study will be undertaken only after IEC/IRB has given full approval of the final protocol, amendments (if any), the informed consent form, applicable recruiting materials, and subject compensation programs, and the sponsor has received a copy of this approval. This approval letter must be dated and must clearly identify the documents being approved.

During the study the investigator (or sponsor where required) will send the following documents to the IEC/IRB for their review and approval, where appropriate:

●	Protocol amendments

●	Revision(s) to informed consent form and any other written materials to be provided to subjects

●	If applicable, new or revised subject recruiting materials approved by the sponsor

●	Revisions to compensation for study-related injuries or payment to subjects for participation in the study, if applicable

●	Investigator’s Brochure amendments or new edition(s)

●	Summaries of the status of the study (at least annually or at intervals stipulated in guidelines of the IEC/IRB)

●	Reports of adverse events that are serious, unlisted, and associated with the investigational drug

●	New information that may adversely affect the safety of the subjects or the conduct of the study

●	Deviations from or changes to the protocol to eliminate immediate hazards to the subjects

●	Report of deaths of subjects under the investigator's care

●	Notification if a new investigator is responsible for the study at the site

•	Any other requirements of the IEC/IRB

For protocol amendments that increase subject risk, the amendment and applicable informed consent form revisions must be submitted promptly to the IEC/IRB for review and approval before implementation of the change(s).

At least once a year, the IEC/IRB will be asked to review and reapprove this clinical study. This request should be documented in writing.

At the end of the study, the investigator (or sponsor where required) will notify the IEC/IRB about the study completion.

15.2.3	Informed Consent

Each subject or a legally acceptable representative must give written consent according to local requirements after the nature of the study has been fully explained. The consent form must be signed before performance of any study-related activity. The consent form that is used must be approved by both the sponsor and by the reviewing IEC/IRB. The informed consent should be in accordance with principles that originated in the Declaration of Helsinki, current ICH and GCP guidelines, applicable regulatory requirements, and sponsor policy.

Before entry into the study, the investigator or an authorized member of the investigational staff must explain to potential subjects or their legally acceptable representatives the aims, methods, reasonably anticipated benefits, and potential hazards of the study, and any discomfort it may entail. Subjects will be informed that their participation is voluntary and that they may withdraw consent to participate at any time. They will be informed that choosing not to participate will not affect the care the subject will receive for the treatment of his/her disease. Subjects will be told that alternative treatments are available if they refuse to take part and that such refusal will not prejudice future treatment. Finally, they will be told that the investigator will maintain a subject identification register for the purposes of long-term follow-up if needed and that their records may be accessed by health authorities and authorized sponsor or designee staff without violating the confidentiality of the subject, to the extent permitted by the applicable law(s) or regulations. By signing the informed consent form the subject or legally acceptable representative is authorizing such access, and agrees to be recontacted after study completion, by health authorities and authorized sponsor staff, for the purpose of obtaining consent for additional safety evaluations if needed.

The subject or legally acceptable representative will be given sufficient time to read the informed consent form and the opportunity to ask questions. After this explanation and before entry into the study, consent should be appropriately recorded by means of either the subject's or his/her legally acceptable representative's dated signature. After having obtained the consent, a copy of the informed consent form must be given to the subject.

If the subject or legally acceptable representative is unable to read or write, an impartial witness should be present for the entire informed consent process (which includes reading and explaining all written information) and should personally date and sign the informed consent form after the oral consent of the subject or legally acceptable representative is obtained.

15.2.4	Privacy of Personal Data

The collection and processing of personal data from subjects enrolled in this study will be limited to those data that are necessary to investigate the efficacy, safety, quality, and utility of the investigational product(s) used in this study.

These data must be collected and processed with adequate precautions to ensure confidentiality and compliance with applicable data privacy protection laws and regulations.

The sponsor ensures that the personal data will be

●	Processed fairly and lawfully

●	Collected for specified, explicit, and legitimate purposes and not further processed in a way incompatible with these purposes

●	Adequate, relevant, and not excessive in relation to said purposes

●	Accurate and, where necessary, kept current

Explicit consent for the processing of personal data will be obtained from the participating subject (or his/her legally acceptable representative) before collection of data. Such consent should also address the transfer of the data to other entities and to other countries.

The subject has the right to request through the investigator access to his/her personal data and the right to request rectification of any data that are not correct or complete. Reasonable steps should be taken to respond to such a request, taking into consideration the nature of the request, the conditions of the study, and the applicable laws and regulations.

Appropriate technical and organizational measures to protect the personal data against unauthorized disclosures or access, accidental or unlawful destruction, or accidental loss or alteration must be put in place. Sponsor personnel whose responsibilities require access to personal data agree to keep the identity of study subjects confidential.

16.	ADMINISTRATIVE REQUIREMENTS

16.1	Protocol Modifications

Neither the investigator nor the sponsor will modify this protocol without a formal amendment. All protocol amendments must be issued by the sponsor, and signed and dated by the investigator. Protocol amendments must not be implemented without prior IEC/IRB approval, or when the relevant competent authority has raised any grounds for non-acceptance, except when necessary to eliminate immediate hazards to the subjects, in which case the amendment must be promptly submitted to the IEC/IRB and relevant competent authority. When the change(s) involves only logistic or administrative aspects of the study, the IRB (and IEC where required) only needs to be notified.

In situations requiring a departure from the protocol, the investigator or other physician in attendance will contact the appropriate sponsor representative by fax or telephone (see Contact Information pages provided separately). If possible, this contact will be made before implementing any departure from the protocol. In all cases, contact with the sponsor must be made as soon as possible in order to discuss the situation and agree on an appropriate course of action. The data recorded in the eCRF and source document will reflect any departure from the protocol, and the source documents will describe this departure and the circumstances requiring it.

16.2	Regulatory Documentation

16.2.1	Regulatory Approval/Notification

This protocol and any amendment(s) must be submitted to the appropriate regulatory authorities in each respective country, if applicable. The study may not be initiated at a study site until all local regulatory requirements are met.

16.2.2	Required Prestudy Documentation

The following documents must be provided to the sponsor before shipment of study drug to the investigational site:

●	Protocol and amendment(s), if any, signed and dated by the investigator.

●
A copy of the dated and signed written IEC/IRB approval of the protocol, amendments, informed consent form, any recruiting materials, and if applicable, subject compensation programs. This approval must clearly identify the specific protocol by title and number and must be signed by the chairman or authorized designee.

●
Name and address of the IEC/IRB including a current list of the IEC/IRB members and their function, with a statement that it is organized and operates according to GCP and the applicable laws and regulations. If accompanied by a letter of explanation from the IEC/IRB, a general statement may be substituted for this list. If an investigator or a member of the investigational staff is a member of the IEC/IRB, documentation must be obtained to state that this person did not participate in the deliberations or in the vote/opinion of the study.

●	Regulatory authority approval or notification, if applicable.

●	Signed and dated statement of investigator (e.g., Form FDA 1572), if applicable

●	Documentation of investigator qualifications (e.g., curriculum vitae).

●	Completed investigator financial disclosure form from the investigator.

●	Signed and dated clinical trial agreement, which includes the financial agreement.

●	Any other documentation required by local regulations.

The following documents must be provided to the sponsor before enrollment of the first subject:

●	Completed investigator financial disclosure forms from all subinvestigators.

●	Documentation of subinvestigator qualifications (e.g., curriculum vitae).

●	Name and address of any local laboratory conducting tests for the study, and a dated copy of current laboratory normal ranges for these tests.

●	Local laboratory documentation demonstrating competence and test reliability (e.g., accreditation/license), if applicable.

       The following document must also be provided to the sponsor:

●	Photocopy of the site signature log, describing delegation of roles and responsibilities at the start of the study.

16.3	Subject Identification Register and Subject Screening Log

The investigator agrees to complete a subject identification register to permit easy identification of each subject during and after the study. This document will be reviewed by the sponsor site contact for completeness.

The subject identification register will be treated as confidential and will be filed by the investigator in the trial center file. To ensure subject confidentiality, no copy will be made. All reports and communications relating to the study will identify subjects by initials and assigned number only.

The investigator must also complete a subject screening log, which reports on all subjects who were seen to determine eligibility for inclusion in the study.

16.4	Case Report Form Completion

Electronic Data Capture (EDC) will be used for this study. The majority of the study data will be transcribed by study personnel from the source documents onto an eCRF and transmitted in a secure manner to the sponsor or designee. Worksheets will be provided for the capture of some data for easier transfer to the eCRF. The electronic file will be considered as the eCRF.

All data relating to the study must be recorded in eCRFs prepared by the sponsor or designee. Data must be entered into eCRFs in English. The eCRFs are to be completed within 7 days of the index hospitalization and within 24 hours of the Day 30 visit or contact, with the exception of results of tests performed outside the investigator’s office, so that they always reflect the latest observations on the subjects participating in the study.

The investigator must verify that all data entries in the eCRFs are accurate and correct.

All eCRF entries, corrections, and alterations must be made by authorized study site personnel and approved by the investigator. The investigator’s electronic signature is recorded in the database as verification that all data are complete and accurate.

16.5	Data Quality Assurance

Steps to be taken to ensure the accuracy and reliability of data include the selection of qualified investigators and appropriate study centers, review of protocol procedures with the investigator and associated personnel before the study, periodic monitoring visits by the sponsor, and direct transmission of clinical laboratory data from a central laboratory into the sponsor’s data base. Written instructions will be provided for collection, preparation, and shipment of blood, plasma, serum, and urine samples. Electronic CRF completion guidelines will be provided and reviewed with study personnel before the start of the study. The sponsor or designee will review eCRFs for accuracy and completeness during on-site monitoring visits; any discrepancies will be resolved with the investigator or designee, as appropriate.

16.6	Record Retention

In compliance with the ICH/GCP guidelines, the investigator/institution will maintain all information in the eCRFs and all source documents that support the data collected from each subject, as well as all study documents as specified in ICH/GCP Section 8, Essential Documents for the Conduct of a Clinical Trial, and all study documents as specified by the applicable regulatory requirement(s). The investigator/institution will take measures to prevent accidental or premature destruction of these documents.

Essential documents must be retained until at least 2 years after the last approval of a marketing application in an ICH region and until there are no pending or contemplated marketing applications in an ICH region or until at least 2 years have elapsed since the formal discontinuation of clinical development of the investigational product. These documents will be retained for a longer period if required by the applicable regulatory requirements or by an agreement with the sponsor. It is the responsibility of the sponsor to inform the investigator/institution as to when these documents no longer need to be retained.

If the responsible investigator retires, relocates, or for other reasons withdraws from the responsibility of keeping the study records, custody must be transferred to a person who will accept the responsibility. The sponsor must be notified in writing of the name and address of the new custodian. Under no circumstance shall the investigator relocate or dispose of any study documents before having obtained written approval from the sponsor.

If it becomes necessary for the sponsor or the appropriate regulatory authority to review any documentation relating to this study, the investigator must permit access to such reports.

16.7	Monitoring

The sponsor or designee will perform on-site monitoring visits as frequently as necessary. The monitor will record dates of the visits in a study center visit log that will be kept at the site. The first post-initiation visit will usually be made as soon as possible after enrollment has begun. At these visits, the monitor will compare the data entered into the eCRFs with the hospital or clinic records (source documents). The nature and location of all source documents will be identified to ensure that all sources of original data required to complete the eCRF are known to the sponsor and investigational staff and are accessible for verification by the sponsor site contact. The method of verification of the eCRF data must be discussed with the investigational staff. At a minimum, source documentation must be available to substantiate: subject identification, eligibility, and participation; proper informed consent procedures; dates of visits; adherence to protocol procedures; records of safety and efficacy parameters; adequate reporting and follow-up of adverse events; administration of concomitant medication; drug receipt/dispensing/return records; study drug administration information; and date of subject completion, discontinuation from treatment, or withdrawal from the study, and the reason if appropriate. Specific items required as source documents will be reviewed with the investigator before the study.

Direct access to source documentation (medical records) must be allowed for the purpose of verifying that the data recorded in the eCRF are consistent with the original source data. Findings from this review of eCRFs and source documents will be discussed with the investigational staff. The sponsor expects that, during monitoring visits, the relevant investigational staff will be available, the source documentation will be available, and a suitable environment will be provided for review of study-related documents. The monitor will meet with the investigator on a regular basis during the study to provide feedback on the study conduct.

If corrections to an eCRF are needed after the initial eCRF entry by the investigational site, electronic discrepancy records will be created to track all issues and resolutions.

16.8	Study Completion/Termination

16.8.1	Study Completion

The study is considered completed with the last visit of the last subject undergoing the study. The final data from the investigational site will be sent to the sponsor (or designee) in a timely manner as agreed upon with the sponsor, following completion of the final subject visit at that site.

16.8.2	Study Termination

The sponsor reserves the right to close the investigational site or terminate the study at any time. Investigational sites will be closed upon study completion. An investigational site is considered closed when all required documents and study supplies have been collected and a site closure visit has been performed.

The investigator may initiate site closure at any time, provided there is reasonable cause and sufficient notice is given in advance of the intended termination.

Reasons for the early closure of an investigational site by the sponsor or investigator, or termination of a study by the sponsor, may include but are not limited to:

●	Failure of the investigator to comply with the protocol, the sponsor’s procedures, or GCP guidelines

●	Safety concerns

●	Sufficient data suggesting lack of efficacy

●	Inadequate recruitment of subjects by the investigator

●	Significant delays in submitting data or inability to follow subjects

16.9	On-Site Audits

Representatives of the sponsor’s clinical quality assurance department may visit the site to conduct an audit of the study in compliance with regulatory guidelines and company policy. These audits will require access to all study records, including source documents, for inspection and comparison with the eCRFs. Subject privacy must, however, be respected.

Similar auditing procedures may also be conducted by agents of any regulatory body reviewing the results of this study in support of a regulatory submission. The investigator should immediately notify the sponsor if they have been contacted by a regulatory agency concerning an upcoming inspection.

16.10	Use of Information and Publication

All information, including but not limited to information regarding levosimendan or the sponsor’s operations (e.g., patent application, formulas, manufacturing processes, basic scientific data, prior clinical data, formulation information) supplied by the sponsor to the investigator and not previously published, and any data generated as a result of this study, are considered confidential and remains the sole property of the sponsor. The investigator agrees to maintain this information in confidence and use this information only to accomplish this study, and will not use it for other purposes without the sponsor’s prior written consent.

The investigator understands that the information developed in the clinical study will be used by the sponsor in connection with the continued development of levosimendan, and thus may be disclosed as required to other clinical investigators or regulatory agencies. To permit the information derived from the clinical studies to be used, the investigator is obligated to provide the sponsor with all data obtained in the study.

The results of the study will be reported in a Clinical Study Report generated by the sponsor and will contain all data from all investigational sites. Any work created in connection with performance of the study and contained in the data that can benefit from copyright protection (except any publication by the investigator as provided for below) shall be the property of the sponsor as author and owner of copyright in such work.

The sponsor shall have the right to publish such data and information without approval from the investigator. If an investigator wishes to publish information from the study, a copy of the manuscript must be provided to the sponsor for review at least 60 days before submission for publication or presentation. Expedited reviews will be arranged for abstracts, poster presentations, or other materials. If requested by the sponsor in writing, the investigator will withhold such publication for up to an additional 60 days to allow for filing of a patent application. In the event that issues arise regarding scientific integrity or regulatory compliance, the sponsor will review these issues with the investigator. The sponsor will not mandate modifications to scientific content and does not have the right to suppress information. The investigator will recognize the integrity of a multicenter study by not publishing data derived from the individual site until the combined results from the completed study have been published in full, within 12 months after conclusion, abandonment, or termination of the study at all sites, or the sponsor confirms there will be no multicenter study publication. Authorship of publications resulting from this study will be based on generally accepted criteria for major medical journals.

17.	REFERENCES

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Algarni KD et al. Decreasing prevalence but increasing importance of left ventricular dysfunction and reoperative surgery in prediction of mortality in coronary artery bypass surgery: Trends over 18 years. J Thorac Cardiovasc Surg. 2011;

3.	Ferguson TB, Jr. et al. Preoperative beta-blocker use and mortality and morbidity following CABG surgery in North America. JAMA. 2002; 287(17):2221-7.

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O'Connor CM et al. Comparison of coronary artery bypass grafting versus medical therapy on long-term outcome in patients with ischemic cardiomyopathy (a 25-year experience from the Duke Cardiovascular Disease Databank). Am J Cardiol. 2002; 90(2):101-7.

5.	Velazquez EJ et al. Coronary-artery bypass surgery in patients with left ventricular dysfunction. N Engl J Med. 2011; 364(17):1607-16.

6.	Shahian DM et al. The Society of Thoracic Surgeons 2008 cardiac surgery risk models: part 1--coronary artery bypass grafting surgery. Ann Thorac Surg. 2009; 88(1 Suppl):S2-22.

7.	Topkara VK et al. Coronary artery bypass grafting in patients with low ejection fraction. Circulation. 2005; 112(9 Suppl):I344-50.

8.
Filsoufi F et al. Results and predictors of early and late outcome of coronary artery bypass grafting in patients with severely depressed left ventricular function. Ann Thorac Surg. 2007; 84(3):808-16.

9.	Haverich A et al. Pexelizumab reduces death and myocardial infarction in higher risk cardiac surgical patients. Ann Thorac Surg. 2006; 82(2):486-92.

10.	Mentzer RM, Jr. et al. Effects of perioperative nesiritide in patients with left ventricular dysfunction undergoing cardiac surgery:the NAPA Trial. J Am Coll Cardiol. 2007; 49(6):716-26.

11.	Algarni KD et al. Predictors of low cardiac output syndrome after isolated coronary artery bypass surgery: trends over 20 years. Ann Thorac Surg. 2011; 92(5):1678-84.

12.	O'Brien SM et al. The Society of Thoracic Surgeons 2008 cardiac surgery risk models: part 2--isolated valve surgery. Ann Thorac Surg. 2009; 88(1 Suppl):S23-42.

13.	Williams JB et al. Postoperative inotrope and vasopressor use following CABG: outcome data from the CAPS-care study. J Card Surg. 2011; 26(6):572-8.

14.
Thackray S et al. The effectiveness and relative effectiveness of intravenous inotropic drugs acting through the adrenergic pathway in patients with heart failure-a meta-regression analysis. Eur J Heart Fail. 2002; 4(4):515-29.

15.	Fellahi JL et al. Perioperative use of dobutamine in cardiac surgery and adverse cardiac outcome: propensity-adjusted analyses. Anesthesiology. 2008; 108(6):979-87.

16.
Mebazaa A et al. Short-term survival by treatment among patients hospitalized with acute heart failure: the global ALARM-HF registry using propensity scoring methods. Intensive Care Med. 2011; 37(2):290-301.

17.	Theologou T et al. Preoperative intra aortic balloon pumps in patients undergoing coronary artery bypass grafting. Cochrane Database Syst Rev. 2011; (1):CD004472.

18.	Holman WL et al. Prophylactic value of preincision intra-aortic balloon pump: analysis of a statewide experience. J Thorac Cardiovasc Surg. 2000; 120(6):1112-9.

19.	Miceli A et al. Prophylactic intra-aortic balloon pump in high-risk patients undergoing coronary artery bypass grafting: a propensity score analysis. Interact Cardiovasc Thorac Surg. 2009; 9(2):291-4.

20.	Parissis H et al. The need for intra aortic balloon pump support following open heart surgery: risk analysis and outcome. J Cardiothorac Surg. 2010; 5:20.

21.	Antila S et al. Site dependent bioavailability and metabolism of levosimendan in dogs. Eur J Pharm Sci. 1999; 9:85-91.

22.	Erdei N et al. The levosimendan metabolite OR-1896 elicits vasodilation by activating the K(ATP) and BK(Ca) channels in rat isolated arterioles. Br J Pharmacol. 2006; 148(5):696-702.

23.	Szilagyi S et al. The effects of levosimendan and OR-1896 on isolated hearts, myocyte-sized preparations and phosphodiesterase enzymes of the guinea pig. Eur J Pharmacol. 2004; 486(1):67-74.

24.	Louhelainen M et al. Effects of calcium sensitizer OR-1986 on a cardiovascular mortality and myocardial remodelling in hypertensive Dahl/Rapp rats. J Physiol Pharmacol. 2009; 60(3):41-7.

25.
Segreti JA et al. Evoked changes in cardiovascular function in rats by infusion of levosimendan, OR-1896 [(R)-N-(4-(4-methyl-6-oxo-1,4,5,6-tetrahydropyridazin-3-yl)phenyl)acetamid e], OR-1855 [(R)-6-(4-aminophenyl)-5-methyl-4,5-dihydropyridazin-3(2H)-one], dobutamine, and milrinone: comparative effects on peripheral resistance, cardiac output, dP/dt, pulse rate, and blood pressure. J Pharmacol Exp Ther. 2008; 325(1):331-40.

26.
Banfor PN et al. Comparative effects of levosimendan, OR-1896, OR-1855, dobutamine, and milrinone on vascular resistance, indexes of cardiac function, and O2 consumption in dogs. Am J Physiol Heart Circ Physiol. 2008; 294(1):H238-48.

27.	Kivikko M et al. Acetylation status does not affect levosimendan's hemodynamic effects in heart failure patients. Scand Cardiovasc J. 2010; 45(2):86-90.

28.
Kivikko M et al. Pharmacokinetics of levosimendan and its metabolites during and after a 24-hour continuous infusion in patients with severe heart failure. Int J Clin Pharmacol Ther. 2002; 40(10):465-71.

29.
Eriksson HI et al. Levosimendan facilitates weaning from cardiopulmonary bypass in patients undergoing coronary artery bypass grafting with impaired left ventricular function. Ann Thorac Surg. 2009; 87(2):448-54.

30.	Nieminen MS et al. Hemodynamic and neurohumoral effects of continuous infusion of levosimendan in patients with congestive heart failure. J Am Coll Cardiol. 2000; 36(6):1903-12.

31.	Lilleberg J et al. Dose-range study of a new calcium sensitizer, levosimendan, in patients with left ventricular dysfunction. J Cardiovasc Pharmacol. 1995; 26 Suppl 1:S63-9.

32.	Kivikko M et al. Sustained hemodynamic effects of intravenous levosimendan. Circulation. 2003; 107(1):81-6.

33.	Lilleberg J et al. Duration of the haemodynamic action of a 24-h infusion of levosimendan in patients with congestive heart failure. Eur J Heart Fail. 2007; 9(1):75-82.

34.	Bergh CH et al. Intravenous levosimendan vs. dobutamine in acute decompensated heart failure patients on beta-blockers. Eur J Heart Fail. 2010; 12(4):404-10.

35.
Follath F et al. Efficacy and safety of intravenous levosimendan compared with dobutamine in severe low-output heart failure (the LIDO study): a randomised double-blind trial. Lancet. 2002; 360(9328):196-202.

36.	Ukkonen H et al. Myocardial efficiency during levosimendan infusion in congestive heart failure. Clin Pharmacol Ther. 2000; 68(5):522-31.

37.
Lilleberg J et al. Effects of a new calcium sensitizer, levosimendan, on haemodynamics, coronary blood flow and myocardial substrate utilization early after coronary artery bypass grafting. Eur Heart J. 1998; 19(4):660-8.

38.
Sonntag S et al. The calcium sensitizer levosimendan improves the function of stunned myocardium after percutaneous transluminal coronary angioplasty in acute myocardial ischemia. J Am Coll Cardiol. 2004; 43(12):2177-82.

39.	Teerlink JR et al. (2006) Levosimendan provides rapid and sustained improvement in patient global assessment and dyspnea. ESICM19 th Annual Conference Barcelona, Spain.

40.	Packer M (2005) REVIVE II: Multicenter Placebo-controlled Trial of Levosimendan on Clinical Status in Acutely Decompensated Heart Failure. American Heart Association. Dallas, Texas, USA.

41.	de Lissovoy G et al. Hospital costs for treatment of acute heart failure: economic analysis of the REVIVE II study. Eur J Health Econ. 2010; 11(2):185-93.

42.	Landoni G et al. Mortality reduction in cardiac anesthesia and intensive care: results of the first International Consensus Conference. Acta Anaesthesiol Scand. 2011; 55(3):259-66.

43.	Mebazaa A et al. Levosimendan vs dobutamine for patients with acute decompensated heart failure: the SURVIVE Randomized Trial. JAMA. 2007; 297(17):1883-91.

44.	De Hert SG et al. The effects of levosimendan in cardiac surgery patients with poor left ventricular function. Anesth Analg. 2007; 104(4):766-73.

45.	Levin R et al. [The calcium sensitizer levosimendan gives superior results to dobutamine in postoperative low cardiac output syndrome]. Rev Esp Cardiol. 2008; 61(5):471-9.

46.	Tritapepe L et al. Levosimendan pre-treatment improves outcomes in patients undergoing coronary artery bypass graft surgery. Br J Anaesth. 2009; 102(2):198-204.

47.	Lahtinen P et al. Levosimendan reduces heart failure after cardiac surgery: a prospective, randomized, placebo-controlled trial. Crit Care Med. 2011; 39(10):2263-70.

48.
Levin R et al. The Preoperative Utilization of Levosimendan (Preoperative Optimization) Reduced Mortality and Low Output Syndrome After Cardiac Surgery in Patients With Low Ejection Fraction (EF<25%) (Abstract 3044). Circulation. 2007; 116:II_682.

49.	Maharaj R and Metaxa V Levosimendan and mortality after coronary revascularisation: a meta-analysis of randomised controlled trials. Crit Care. 2011; 15(3):R140.

50.	Shahian DM et al. The Society of Thoracic Surgeons 2008 cardiac surgery risk models: part 3--valve plus coronary artery bypass grafting surgery. Ann Thorac Surg. 2009; 88(1 Suppl):S43-62.

51.	Smith PK et al. Effect of pexelizumab in coronary artery bypass graft surgery with extended aortic cross-clamp time. Ann Thorac Surg. 2006; 82(3):781-8; discussion 788-9.

52.
De Hert SG et al. A randomized trial evaluating different modalities of levosimendan administration in cardiac surgery patients with myocardial dysfunction. J Cardiothorac Vasc Anesth. 2008; 22(5):699-705.

53.	Bojar RM (2005), Manual of Perioperative Care in Adult Cardiac Surgery, Fourth edition. Blackwell Publishing, pp. 346-358.

54.	Overwalder PJ Intra Aortic Balloon Pump (IABP) Counterpulsation mirror with better quality. Internet J Thorac Cardiovasc Surg. 1999; 2(2)

55.	Cohen M et al. Intra-aortic balloon counterpulsation in US and non-US centres: results of the Benchmark Registry. Eur Heart J. 2003; 24(19):1763-70.

56.
Cheng JM et al. Percutaneous left ventricular assist devices vs. intra-aortic balloon pump counterpulsation for treatment of cardiogenic shock: a meta-analysis of controlled trials. Eur Heart J. 2009; 30(17):2102-8.

57.	Levin R et al. Levosimendan reduces mortality in postoperative low cardiac output syndrome after coronary surgery (Abstract 4701). Circulation. 2009; 120:S987-S988.

58.	Hewitt CE and Torgerson DJ Is restricted randomisation necessary? BMJ. 2006; 332(7556):1506-8.

59.	Lan GKK and DeMets DL Discrete sequential boundaries for clinical trials. Biometrika. 1983; 70(3):659-663.

60.	O'Brien PC and Fleming TR A multiple testing procedure for clinical trials. Biometrics. 1979; 35(3):549-56.

61.	Chen YH et al. Monitoring mortality at interim analyses while testing a composite endpoint at the final analysis. Control Clin Trials. 2003; 24(1):16-27.

62.	Hung HM et al. Statistical considerations for testing multiple endpoints in group sequential or adaptive clinical trials. J Biopharm Stat. 2007; 17(6):1201-10.

  ATTACHMENTS

ATTACHMENT 1: Study Drug Dose and Dosing Table

Preparation of the infusion

Levosimendan/placebo infusion for the 24-hour infusion is prepared as follows:

1)	for patients < 85 kg by adding one (1) 5 mL vial of levosimendan/placebo infusion concentrate to one 250 mL infusion bag or bottle of 5% Dextrose

2)	for patients ≥ 85 kg by adding two (2) 5 mL vials of levosimendan/placebo infusion concentrate to one 500 mL infusion bag or bottle of 5% Dextrose

The concentration of the diluted infusion is about 50 µg/mL (12.5mg/255mL in a 250mL bag; 25mg/510mL in a 500mL bag).

The diluted infusion is administered intravenously by a peripheral or central route. No other treatments should be administered via the same line.

The dosing regimen

1)	a continuous infusion of 0.2 µg/kg/min is administered over the first 60 minutes

2)	followed by a continuous infusion of 0.1 µg/kg/min for the next 23 hours.

On completion of the 24-hour infusion period, the study drug infusion is switched off abruptly.

Placebo is diluted and infused intravenously according to the same schedule as levosimendan.

Dose-limiting events

If the patient meets the dose-limiting event criteria (see the protocol, section 6), the following actions on study drug infusion should be undertaken:

During the first 60 minutes, the original dose (0.2 µg/kg/min) may be reduced to 0.1 µg/kg/min and then to 0.05 µg/kg/min as appropriate.

During the following 23 hours, the original dose (0.1µg/kg/min) may be reduced to 0.05 µg/kg/min as appropriate.

Patients not tolerating this lowest dose should have medication permanently discontinued.

The following table provides detailed infusion rates (for given patient weight as mL/h) for the different infusion rates of a 50 µg/mL preparation of levosimendan/placebo infusion.

Patients weight (kg)	Infusion rate during first 60 min (mL/h)	Infusion rate during 1 h -24 h (mL/h)	Reduced infusion rate as needed (mL/h)
	0.2 µg/kg/min	0.1 µg/kg/min	0.05 µg/kg/min
40-44	10	5	2
45-49	11	5	3
50-54	12	6	3
55-59	13	7	3
60-64	14	7	4
65-69	16	8	4
70-74	17	8	4
75-79	18	9	5
80-84	19	10	5
85-89	20	10	5
90-94	22	11	5
95-99	23	11	6
100-104	24	12	6
105-109	25	13	6
110-114	26	13	7
115-119	28	14	7
120-124	29	14	7
125-129	30	15	8
130-134	31	16	8
135-139	32	16	8
140-144	34	17	8
145-149	35	17	9
150-154	36	18	9
155-159	37	19	9
160-164	38	19	10
165-169	40	20	10

Example for calculating infusion rates: To be used, if the patient’s weight is not indicated on the table.

For a patient weighing 38 kg patient,

0.2 μg/kg/min infusion rate: 0.2 x 38 ÷ 50 x 60 = 9 mL/h

0.1 μg/kg/min infusion rate: 0.1 x 38 ÷ 50 x 60 = 5 mL/h

50 x 60 = 5 mL/h

ATTACHMENT 2: Pharmacokinetic Substudy

A substudy to evaluate the pharmacokinetics of levosimendan and its metabolites, and the effect of acetylation status on pharmacokinetics and pharmacodynamics, will be performed. The sample size for the substudy is 200 patients.

Background

Earlier data suggest that the formation of the metabolites OR-1855 and OR-1896 is delayed in cardiac surgery patients compared to chronic heart failure patients.29

Further, the formation of the metabolites has been shown to depend on the acetylation status both in heart failure patients27 and in healthy volunteers.63 Rapid acetylators produce more OR-1896 metabolite and less OR-1855; in slow acetylators the opposite is seen. Although preclinical data indicate that OR-1896 is much more potent than OR-1855, the hemodynamic effects in heart failure patients have been the same in rapid and slow acetylators.27

The acetylation phenotype is genetically determined. The activity of the enzyme, N-acetyltransferase, responsible for the acetylation, is determined by two distinct genes, N-acetyltransferase 1 (NAT1) and N-acetyltransferase 2 (NAT2) at chromosome 8p22. The NAT2 gene is responsible for the acetylation polymorphism, which determines if an individual is a rapid or slow acetylator. The acetylation polymorphism concerns the metabolism of a variety of arylamine and hydrazine drugs as well as several carcinogens. The proportions of rapid and slow acetylator phenotype vary considerably in different ethnic or geographic populations. Most Caucasian populations in Europe and North America have 40 to 70% slow acetylators, whereas most Asian populations have only 10 to 30% slow acetylators.64

Aims of the substudy

The aims of the substudy are to:

1)	Evaluate, whether similar pharmacokinetics of the levosimendan metabolites as in earlier cardiac surgery study, is seen in the present study population

2)	Verify, whether the effect of acetylation status on the formation of the metabolites of levosimendan is similar to heart failure and healthy volunteer data

3)	Evaluate the effect of acetylation status on the pharmacodynamic responses

Collection of specimens

Blood samples (3 mL) for determining the plasma concentrations of levosimendan and its metabolites OR-1855 and OR-1896 will be drawn at the completion of study drug infusion and 48 hours after study drug initiation for pharmacokinetic analysis. Additional samples for pharmacokinetic analysis will be collected on Day 5 and Day 10 or at hospital discharge should it proceed either of these time points.

During the infusion, the blood sample will be drawn from pre-existing arterial lines, if available, or from a vein of the arm opposite to infusion arm. The exact sampling times of the pharmacokinetic blood samples will be recorded on eCRF.

A buccal cell sample for the determination of the acetylator status of a patient will be taken within 24 hours post-CABG/mitral valve surgery and the sampling time is recorded on eCRF.

Detailed instructions for collecting, handling, storing and shipping of the plasma buccal samples will be provided in the study manual

Determination of plasma levels and the acetylation status

The concentrations of levosimendan and its metabolites OR-1855 and OR-1896 will be determined by liquid chromatography tandem mass spectrometry. Bioanalytical issues and criteria for the acceptance of the results will be described in the Bioanalytical Plan and reported in a Bioanalytical Report to accompany the final study report. Only the samples of patients receiving active treatment will be analyzed. The analyses will be performed by an independent laboratory and executed with appropriate measures to maintain the blind of the study. The laboratory address for sample shipments will be identified in the study manual.

DNA will be extracted from the buccal cell samples and NAT2 single-nucleotide polymorphisms will be analyzed to determine the acetylator status of the patients. The analyses will be performed by an independent laboratory with expertise in DNA analysis. The patients’ acetylator status will be identified in a report to the clinical study CRO’s data management team and become source data. Specific instructions for reporting this information will be included in the study manual.

The samples will be stored at the laboratory for 6 months following the reporting of data, after which they will be destroyed.

Pharmacokinetic evaluations

The scope of the study does not allow sufficient number of blood samples to be collected for a thorough pharmacokinetic evaluation of both the parent drug and the metabolites.

The elimination half-life of the parent drug, levosimendan, is about one hour and within 4 hours post-infusion, no relevant plasma concentrations are seen.28 Therefore, the plasma levels of levosimendan will be reported from the first sample only (taken during the study drug infusion). This represents the steady state concentration (Css), with the provision that no dose adjustments have been performed within 4 hours before sampling (≈ 4 elimination half-lives of the parent drug).

The plasma levels of the levosimendan metabolites will be reported from all samples. Descriptive analyses of the concentrations will be reported for both metabolites. In addition, population pharmacokinetic analysis of the metabolites will be performed.

The effect of acetylation status on the pharmacokinetic variables will be determined.

Pharmacodynamic evaluations

Earlier data indicate that acetylation status does not affect the plasma levels or pharmacokinetics of the parent drug, levosimendan.27 Therefore, the eventual differences in pharmacodynamics are likely to be seen only after the infusion is stopped, when sufficient time for the formation of the levosimendan metabolites has passed. Invasive hemodynamic assessments will only be performed during the study drug infusion (until 1st post-surgery day), which is too early to evaluate the eventual differences between rapid and slow acetylators. Prolonging the duration of invasive hemodynamic monitoring is not ethically justified.

However, earlier data indicate that non-invasive hemodynamic variables, especially heart rate, remain elevated several days beyond the study drug infusion period.28, 43 The same applies, to a lesser extent, to decreased blood pressure levels. Further, the higher the total dose of levosimendan is, the greater is the formation of the metabolites and consequently greater increase in heart rate and decrease in blood pressure at post-infusion period.65 Therefore, these non-invasive hemodynamic variables will be used to evaluate eventual differences in the pharmacodynamic responses in rapid and slow acetylators. Heart rate and blood pressure will be assessed at the same time-points as the pharmacokinetic samples are drawn.

Statistical considerations

Earlier data from cardiac surgery patients1 suggest that the mean±SEM (95% CI) heart rate increase from baseline to 2-5 days post-surgery with levosimendan is 9.8 ± 3.0 bpm (3.9-15.7) greater compared to placebo (data not published). The study did not include any later timepoints or pharmacogenomic sampling to characterize acetylation status.

In the current study the dose of levosimendan is approximately half of that administered in the reference study1. The heart rate increase compared to placebo is anticipated to be one third lower, i.e. 6.9 bpm. With the proposed sample size of approximately 100 patients per group, the expected variation (SEM) will be 1.6 bpm providing a 95% CI of 3.6-10.1 for the heart rate increase. The precision of these estimates with proposed sample size is considered adequate.

All pharmacokinetic and –dynamic data will be summarized using appropriate descriptive statistics by treatment groups and time. The data will be further summarized by patients’ acetylation status. Pharmacokinetic parameters will be summarized similarly and comparison between the acetylation status performed using one-way ANOVA. Differences at 5% level will be considered statistically significant. Effect of acetylation status to pharmacodynamic response will be analyzed using repeated measures ANCOVA model with baseline heart rate as covariate, treatment, acetylation status, assessment day and first order interactions as fixed effects, using day as within subject and treatment and acetylation status as between factors. Differences will be described using model based least square means. Treatment by acetylation status interaction test at 10% level will be used to declare statistical significance.

References

1.
Eriksson HI et al. Levosimendan facilitates weaning from cardiopulmonary bypass in patients undergoing coronary artery bypass grafting with impaired left ventricular function. Ann Thorac Surg. 2009; 87(2):448-54.

2.	Kivikko M et al. Acetylation status does not affect levosimendan's hemodynamic effects in heart failure patients. Scand Cardiovasc J. 2010; 45(2):86-90.

3.	Antila S et al. Pharmacokinetics of levosimendan and its active metabolite OR-1896 in rapid and slow acetylators. Eur J Pharm Sci. 2004; 23(3):213-22.

4.	Meyer UA and Zanger UM Molecular mechanisms of genetic polymorphisms of drug metabolism. Annu Rev Pharmacol Toxicol. 1997; 37:269-96.

5.
Kivikko M et al. Pharmacokinetics of levosimendan and its metabolites during and after a 24-hour continuous infusion in patients with severe heart failure. Int J Clin Pharmacol Ther. 2002; 40(10):465-71.

6.	Mebazaa A et al. Levosimendan vs dobutamine for patients with acute decompensated heart failure: the SURVIVE Randomized Trial. JAMA. 2007; 297(17):1883-91.

7.
Kivikko M et al. Pharmacodynamics and safety of a new calcium sensitizer, levosimendan, and its metabolites during an extended infusion in patients with severe heart failure. J Clin Pharmacol. 2002; 42(1):43-51.

ATTACHMENT 3: Child Pugh Classification

Scoring System

The score employs five clinical measures of liver disease.1 Each measure is scored 1-3, with 3 indicating most severe derangement.

Measure	1 point	2 points	3 points
Total bilirubin μmol/l (mg/dl)	<34 (≤2)	34-50 (2-3)	>50 (>3)
Serum albumin, g/l	>35	28-35	<28
PT INR	<1.7	1.71-2.30	> 2.30
Ascites	None	Mild	Moderate to Severe
Hepatic encephalopathy	None	Grade I-II (or suppressed with medication)	Grade III-IV (or refractory)

Different textbooks and publications use different measures. Some older reference works substitute PT prolongation for INR.

In primary sclerosing cholangitis (PSC) and primary biliary cirrhosis (PBC), the bilirubin references are changed to reflect the fact that these diseases feature high conjugated bilirubin levels. The upper limit for 1 point is 68 μmol/l (4 mg/dl) and the upper limit for 2 points is 170 μmol/l (10 mg/dl).

Classification designation

Chronic liver disease is classified into Child Pugh class A to C, employing the added score from above.

Points	Class
5-6	A
7-9	B
10-15	C

Reference

1.	Pugh RN et al. Transection of the oesophagus for bleeding oesophageal varices. Br J Surg. 1973; 60(8):646-9.

EXHIBIT C

SALES LEVEL ESTIMATES

To be attached later pursuant to Chapter 8.5.

EXHIBIT D

KEY TERMS FOR THE SUPPLY AGREEMENT- DEVELOPMENT

●	Product and Placebo-Product required by Licensee to conduct, or have conducted, the Study shall be supplied by Orion to Licensee at no charge.

●	“Placebo-Product” means a product which is by visual inspection identical with Product in terms of packaging and appearance but contains no active ingredients in the composition.

●	Product and Placebo-Product shall be supplied in bulk, the bulk vials packed as separately agreed later.

●	Product and Placebo-Product vials shall be supplied unlabeled.

●
Product and Placebo-Product will be supplied by Orion to Licensee only against receipt of Licensee’s written order and Orion’s written confirmation of the same. The delivery shall be within one hundred twenty (120) days from confirmation by Orion of Licensee’s firm order.

●
Accepted orders of Product and Placebo-Product shall be delivered to Licensee CIP, New York (Incoterms 2010), unless the Parties agree in writing in connection with Product(s) order, and on a case by case basis, on delivery to another destination.

●
Licensee shall be solely responsible for all customs clearance for Product and Placebo-Product, and it shall bear and pay all taxes, duties, levies and other charges, if any, imposed on it by reason of its import of the Product.

●
Each Product and Placebo-Product delivered hereunder shall have been manufactured in accordance with current GMP and agreed specifications, and shall comply, on the date of dispatch from Orion, with all applicable laws and regulations in the country of manufacture.

EXHIBIT E

KEY TERMS FOR THE SUPPLY AGREEMENT- COMMERCIAL

●	The transfer price for the Product shall be [***].

●	The Product(s) shall be delivered by Orion in finished consumer packs in accordance with the Packaging Requirements (as defined in the Supply Agreement – Commercial).

●
Licensee agrees to provide Orion no later than the tenth (10th) day of each calendar month, its then current forecast for the quantities of the Product that Licensee will require during the following twenty four (24) months period. Each monthly forecast issued shall reflect a continuously rolling/progressive twenty four (24) month cycle. The forecast placed by Licensee shall be binding in respect of the first three months of the forecast in that Licensee undertakes to place binding orders for the amount of the Product indicated in the latest forecast for the next three (3) months. Orion shall not be under any obligation to accept any order of the Product which is in excess of one hundred and twenty per cent (120%) or more of the latest forecast relating to Licensee's requirements for the first six (6) months of any forecast.

●
Product will be supplied by Orion to Licensee only against receipt of Licensee’s written purchase order and Orion’s written confirmation of the same. The delivery shall be within ninety (90) days from confirmation by Orion of Licensee’s firm purchase order.

●
Accepted orders of Product shall be delivered to Licensee CIP, New York (Incoterms 2010), unless the Parties agree in writing in connection with Product(s) order, and on a case by case basis, on delivery to another destination.

●
Licensee shall be solely responsible for all customs clearance for Product, and it shall bear and pay all taxes, duties, levies and other charges imposed on it by reason of its purchase, import or resale of the Product.

●
Each Product delivered hereunder shall have been manufactured in accordance with current GMP and agreed specifications, and shall comply, on the date of dispatch from Orion, with all applicable laws and regulations in the country of manufacture.

●
Licensee shall be invoiced and pay for all purchases of Product in US Dollars and payment for delivered Product shall be due and payable within forty-five (45) days from the date of invoice. Payments shall be made by bank transfer (e.g. “SWIFT” or comparable bank transfer method) shall be made to Orion’s designated bank account and be deemed paid when freely received by Orion. Licensee shall bear all costs in connection with effecting payments. Orion reserves the right to charge and Licensee hereby agrees to pay interest on any overdue amount of any payment under this Agreement at the rate of ten (10) per cent per annum from the date any payment was due and payable until full payment is made.

_________________

[***]  Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.